Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of British American Tobacco p.l.c.
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying Group Balance Sheet of British American Tobacco p.l.c. and subsidiaries (the “Group”) as of December 31, 2022 and 2021, the related Group Income Statement, Group Statement of Comprehensive Income, Group Statement of Changes in Equity, and Group Cash Flow Statement for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Basis for Opinions
The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Group’s consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Impairment analysis of goodwill and trademarks with indefinite lives arising from the 2017 acquisition of Reynolds American
Inc. (Reynolds American)
As discussed in Note 12 to the consolidated financial statements, the Group, as at December 31, 2022, has goodwill and trademarks with indefinite lives of £47,956 million and £78,228 million, respectively, arising from the 2017 acquisition of Reynolds American.
We identified the evaluation of the impairment analysis of goodwill and trademarks with indefinite lives arising from the 2017 acquisition of Reynolds American as a critical audit matter. There is a high degree of auditor judgment involved in evaluating: (i) the projected net revenue, long-term growth rates and post-tax discount rates used in the analysis of the recoverable amount of trademarks with indefinite lives and goodwill allocated to the Reynolds American cash-generating unit; and (ii) the impact of the proposed menthol ban on the assumptions listed above for the Newport and Camel indefinite lived trademarks and the goodwill allocated to the Reynolds American cash-generating unit.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the goodwill and trademarks with indefinite lives impairment testing process including controls related to the development of the projected net revenue and management’s determination of the applicable long-term growth rates and post-tax discount rates. In addition, we assessed the impairment analysis by:
–assessing and challenging Reynolds American’s projected net revenue and long-term growth rates by examining externally derived publicly available data, including, broker and analyst reports, industry reports, media reports, macro-economic assumptions, academic and scientific studies, and regulatory changes;
–challenging the projected net revenue by comparing the historical projections to actual results to assess the Group’s ability to accurately forecast;
–performing sensitivity analysis on the projected net revenue, long-term growth rates and post-tax discount rates to assess their impact on the Group’s determination that the value-in-use of the Reynolds American goodwill and trademarks with indefinite lives exceed their carrying value;
–assessing and challenging the impact of the proposed menthol ban on the projected net revenue, long-term growth rates and post-tax discount rates used in the value-in-use based assessment of the recoverable amount of the goodwill allocated to the Reynolds American cash-generating unit and the Newport and Camel indefinite lived brands based on the FDA rulemaking process and recent litigations and by comparing management’s projected brand retention rates against actual brand retention rates in other markets where a menthol ban has been implemented; and
–involving a valuation professional with specialized skills and knowledge, who assisted in independently developing a range of the post-tax discount rates using publicly available market data for comparable companies and comparing these rates to those utilized by Reynolds American to assess their reasonableness.
Canadian legal proceedings
As discussed in Note 31 to the consolidated financial statements, the Group’s operating company in Canada, Imperial Tobacco Canada (“Imperial”), has received an unfavorable judgment on the smoking and health class actions certified by the Quebec Superior Court. As a result of this judgment, Imperial has filed for creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) and has asked the Ontario Superior Court to stay all pending or contemplated litigation against Imperial in order to resolve all of the outstanding litigation across the country.
We identified the evaluation of the Canadian legal proceedings as a critical audit matter because complex and subjective auditor judgment was required in evaluating the Group’s assessment of the relevant law, historical and pending court rulings, and the Group’s ability to estimate the likelihood and extent of any future economic outflow arising from the ultimate resolution of the Canadian litigation.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the legal exposure process including controls related to the interpretation of relevant law and related court rulings and estimation of the likelihood and extent of any future economic outflow arising from the ultimate resolution of the Canadian litigation. In addition, we assessed the Canadian legal proceedings by:
–reading letters received directly from the Group's external and internal legal counsel that evaluated the current status of the Canadian legal proceedings. We further inquired of internal legal counsel to evaluate their basis for conclusions in their letter; and
–assessing relevant historical and recent judgments passed by the judicial court authorities in relation to the Canadian litigation and read the related Canadian court rulings in order to challenge Imperial’s interpretation of the Canadian legal proceedings.

/s/ KPMG LLP

We have served as the Group’s auditor since 2015.

London, United Kingdom
February 8, 2023

Group Income Statement

		For the years ended 31 December
	Notes	2022 £m	2021 £m	2020 £m
Revenue[1]	2	27,655	25,684	25,776
Raw materials and consumables used		(4,781)	(4,542)	(4,583)
Changes in inventories of finished goods and work in progress		227	160	445
Employee benefit costs	3	(2,972)	(2,717)	(2,744)
Depreciation, amortisation and impairment costs	4	(1,305)	(1,076)	(1,450)
Other operating income	5	722	196	188
Loss on reclassification from amortised cost to fair value		(5)	(3)	(3)
Other operating expenses	6	(9,018)	(7,468)	(7,667)
Profit from operations	2	10,523	10,234	9,962
Net finance costs	8	(1,641)	(1,486)	(1,745)
Share of post-tax results of associates and joint ventures	2,9	442	415	455
Profit before taxation		9,324	9,163	8,672
Taxation on ordinary activities	10	(2,478)	(2,189)	(2,108)
Profit for the year		6,846	6,974	6,564
Attributable to:
Owners of the parent		6,666	6,801	6,400
Non-controlling interests		180	173	164
		6,846	6,974	6,564
Earnings per share
Basic	11	293.3	296.9	280.0
Diluted	11	291.9	295.6	278.9
Note:
1.    Revenue is net of duty, excise and other taxes of £38,527 million, £38,595 million and £39,172 million for the years ended 31 December 2022, 2021 and 2020, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

Group Statement of Other Comprehensive Income

		For the years ended 31 December
	Notes	2022 £m	2021 £m	2020 £m
Profit for the year		6,846	6,974	6,564
Other comprehensive income/(expense)
Items that may be reclassified subsequently to profit or loss:		8,506	509	(2,997)
Foreign currency translation and hedges of net investments in foreign operations
– differences on exchange from translation of foreign operations		8,923	32	(2,597)
– reclassified and reported in profit for the year	22(c)	5	291	—
– net investment hedges - net fair value (losses)/gains on derivatives		(578)	75	(16)
– net investment hedges - differences on exchange on borrowings		(21)	24	(163)
Cash flow hedges
– net fair value gains/(losses)		81	95	(257)
– reclassified and reported in profit for the year		101	32	90
– tax on net fair value (gains)/losses in respect of cash flow hedges	10(f)	(17)	(32)	44
Investments held at fair value
– net fair value gains	18	6	9	—
Associates – share of OCI, net of tax	9	6	(17)	(98)
Items that will not be reclassified subsequently to profit or loss:		201	313	55
Retirement benefit schemes
– net actuarial gains	15	316	382	105
– surplus recognition	15	(39)	(1)	10
– tax on actuarial gains in respect of subsidiaries	10(f)	(95)	(82)	(26)
Associates – share of OCI, net of tax	9	19	14	(34)

Total other comprehensive income/(expense) for the year, net of tax		8,707	822	(2,942)
Total comprehensive income for the year, net of tax		15,553	7,796	3,622
Attributable to:
Owners of the parent		15,370	7,622	3,474
Non-controlling interests		183	174	148
		15,553	7,796	3,622
The accompanying notes are an integral part of these consolidated financial statements.

Group Statement of Changes in Equity

		Attributable to owners of the parent
	Notes	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	In respect of assets held-for-sale £m	Total attributable to owners of parent £m	Perpetual hybrid bonds £m	Non- controlling interests £m	Total equity £m
Balance at 1 January 2022		614	26,622	(6,032)	44,212	—	65,416	1,685	300	67,401
Total comprehensive income for the year comprising:		—	—	8,521	6,849	—	15,370	—	183	15,553
Profit for the year		—	—	—	6,666	—	6,666	—	180	6,846
Other comprehensive income for the year		—	—	8,521	183	—	8,704	—	3	8,707
Other changes in equity
Cash flow hedges reclassified and reported in total assets		—	—	(129)	—	—	(129)	—	—	(129)
Employee share options
–value of employee services	28	—	—	—	81	—	81	—	—	81
–proceeds from new shares issued		—	5	—	—	—	5	—	—	5
–treasury shares used for share option schemes		—	1	—	(1)	—	—	—	—	—
Dividends and other appropriations
–ordinary shares	22(c),(f)	—	—	—	(4,915)	—	(4,915)	—	—	(4,915)
–to non-controlling interests		—	—	—	—	—	—	—	(141)	(141)
Purchase of own shares
–held in employee share ownership trusts		—	—	—	(80)	—	(80)	—	—	(80)
–share buy-back programme	22(c)(vi)	—	—	—	(2,012)	—	(2,012)	—	—	(2,012)
Perpetual hybrid bonds
–coupons paid		—	—	—	(59)	—	(59)	—	—	(59)
–tax on coupons paid		—	—	—	11	—	11	—	—	11
Non-controlling interests – acquisitions	27(b)	—	—	—	(1)	—	(1)	—	—	(1)
Reclassification of equity in respect of assets classified as held-for-sale	27(d)	—	—	295	—	(295)	—	—	—	—
Other movements		—	—	—	(4)	—	(4)	—	—	(4)
Balance at 31 December 2022		614	26,628	2,655	44,081	(295)	73,683	1,685	342	75,710
The accompanying notes are an integral part of these consolidated financial statements.

Group Statement of Changes in Equity Continued

		Attributable to owners of the parent
	Notes	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Perpetual hybrid bonds £m	Non- controlling interests £m	Total equity £m
Balance at 1 January 2021		614	26,618	(6,600)	42,041	62,673	—	282	62,955
Total comprehensive income for the year comprising:		—	—	523	7,099	7,622	—	174	7,796
Profit for the year		—	—	—	6,801	6,801	—	173	6,974
Other comprehensive income for the year		—	—	523	298	821	—	1	822
Other changes in equity
Cash flow hedges reclassified and reported in total assets		—	—	45	—	45	—	—	45
Employee share options
–value of employee services	28	—	—	—	76	76	—	—	76
–treasury shares used for share option schemes		—	4	—	(4)	—	—	—	—
Dividends and other appropriations
–ordinary shares	22(c),(f)	—	—	—	(4,904)	(4,904)	—	—	(4,904)
–to non-controlling interests		—	—	—	—	—	—	(162)	(162)
Purchase of own shares
–held in employee share ownership trusts		—	—	—	(82)	(82)	—	—	(82)
Perpetual hybrid bonds
–proceeds, net of issuance fees	22(d)	—	—	—	—	—	1,681	—	1,681
–tax on issuance fees		—	—	—	—	—	4	—	4
–coupons paid		—	—	—	(6)	(6)	—	—	(6)
–tax on coupons paid		—	—	—	1	1	—	—	1
Non-controlling interests – acquisitions	27(b)	—	—	—	(5)	(5)	—	—	(5)
Other movements - non-controlling interests	27(b)	—	—	—	—	—	—	6	6
Other movements		—	—	—	(4)	(4)	—	—	(4)
Balance at 31 December 2021		614	26,622	(6,032)	44,212	65,416	1,685	300	67,401
The accompanying notes are an integral part of these consolidated financial statements.

Group Statement of Changes in Equity Continued

		Attributable to owners of the parent
	Notes	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m
Balance at 1 January 2020		614	26,609	(3,555)	40,234	63,902	258	64,160
Total comprehensive (expense)/income for the year comprising:		—	—	(3,012)	6,486	3,474	148	3,622
Profit for the year		—	—	—	6,400	6,400	164	6,564
Other comprehensive (expense)/income for the year		—	—	(3,012)	86	(2,926)	(16)	(2,942)
Other changes in equity
Cash flow hedges reclassified and reported in total assets		—	—	(33)	—	(33)	—	(33)
Employee share options
–value of employee services	28	—	—	—	88	88	—	88
–proceeds from new shares issued		—	2	—	—	2	—	2
–treasury shares used for share option schemes		—	7	—	(7)	—	—	—
Dividends and other appropriations
–ordinary shares	22(c),(f)	—	—	—	(4,747)	(4,747)	—	(4,747)
–to non-controlling interests		—	—	—	—	—	(141)	(141)
Purchase of own shares
–held in employee share ownership trusts		—	—	—	(17)	(17)	—	(17)
Other movements non-controlling interests	27(b)	—	—	—	—	—	17	17
Other movements		—	—	—	4	4	—	4
Balance at 31 December 2020		614	26,618	(6,600)	42,041	62,673	282	62,955
The accompanying notes are an integral part of these consolidated financial statements.

Group Balance Sheet

		31 December
	Notes	2022 £m	2021 £m
Assets
Intangible assets	12	129,075	115,625
Property, plant and equipment	13	4,867	4,953
Investments in associates and joint ventures	14	2,020	1,948
Retirement benefit assets	15	1,000	918
Deferred tax assets	16	682	611
Trade and other receivables	17	241	210
Investments held at fair value	18	121	50
Derivative financial instruments	19	131	243
Total non-current assets		138,137	124,558
Inventories	20	5,671	5,279
Income tax receivable		149	117
Trade and other receivables	17	4,367	3,951
Investments held at fair value	18	579	456
Derivative financial instruments	19	430	182
Cash and cash equivalents	21	3,446	2,809
		14,642	12,794
Assets classified as held-for-sale	27(d)	767	13
Total current assets		15,409	12,807
Total assets		153,546	137,365
Equity – capital and reserves
Share capital	22(a)	614	614
Share premium, capital redemption and merger reserves	22(b)	26,628	26,622
Other reserves	22(c)	2,655	(6,032)
Retained earnings	22(c)	44,081	44,212
In respect of assets held-for-sale	22(c)	(295)	—
Owners of the parent		73,683	65,416
Perpetual hybrid bonds	22(d)	1,685	1,685
Non-controlling interests	22(e)	342	300
Total equity		75,710	67,401
Liabilities
Borrowings	23	38,726	35,666
Retirement benefit liabilities	15	949	1,239
Deferred tax liabilities	16	18,428	16,462
Other provisions for liabilities	24	434	392
Trade and other payables	25	944	982
Derivative financial instruments	19	502	79
Total non-current liabilities		59,983	54,820
Borrowings	23	4,413	3,992
Income tax payable		1,049	879
Other provisions for liabilities	24	1,087	461
Trade and other payables	25	10,449	9,577
Derivative financial instruments	19	427	235
		17,425	15,144
Liabilities associated with assets classified as held-for-sale	27(d)	428	—
Total current liabilities		17,853	15,144
Total equity and liabilities		153,546	137,365
The accompanying notes are an integral part of these consolidated financial statements.
On behalf of the Board
Luc Jobin
Chair
08 February 2023

Group Cash Flow Statement

		For the years ended 31 December
	Notes	2022 £m	2021 £m	2020 £m
Profit for the year		6,846	6,974	6,564
Taxation on ordinary activities		2,478	2,189	2,108
Share of post-tax results of associates and joint ventures		(442)	(415)	(455)
Net finance costs		1,641	1,486	1,745
Profit from operations		10,523	10,234	9,962
Adjustments for
– depreciation, amortisation and impairment costs	4	1,305	1,076	1,450
– (increase)/decrease in inventories		(246)	433	(144)
– (increase)/decrease in trade and other receivables		(42)	(393)	300
– (decrease)/increase in Master Settlement Agreement payable	6	(145)	(36)	369
– increase/(decrease) in trade and other payables		3	183	(320)
– decrease in net retirement benefit liabilities		(110)	(104)	(96)
– increase/(decrease) in other provisions for liabilities		643	(145)	—
– other non-cash items	27(d)	606	430	46
Cash generated from operating activities		12,537	11,678	11,567
Dividends received from associates		394	353	351
Tax paid		(2,537)	(2,314)	(2,132)
Net cash generated from operating activities		10,394	9,717	9,786
Cash flows from investing activities
Interest received		85	33	48
Purchases of property, plant and equipment		(523)	(527)	(511)
Proceeds on disposal of property, plant and equipment		31	31	44
Purchases of intangibles		(133)	(218)	(244)
Proceeds on disposals of intangibles		3	—	—
Purchases of investments		(257)	(369)	(343)
Proceeds on disposals of investments		128	141	184
Investment in associates and acquisitions of other subsidiaries net of cash acquired		(39)	(133)	39
Disposal of subsidiary, net of cash disposed of	27(d)	—	(98)	—
Net cash used in investing activities		(705)	(1,140)	(783)
Cash flows from financing activities
Interest paid on borrowings and financing related activities		(1,578)	(1,479)	(1,737)
Interest element of lease liabilities		(25)	(23)	(26)
Capital element of lease liabilities		(161)	(154)	(164)
Proceeds from increases in and new borrowings		3,267	978	9,826
Reductions in and repayments of borrowings		(3,044)	(4,843)	(10,633)
(Outflows)/inflows relating to derivative financial instruments		(117)	229	(283)
Purchases of own shares - share buy-back programme	22(c)	(2,012)	—	—
Purchases of own shares held in employee share ownership trusts		(80)	(82)	(18)
Proceeds from the issue of perpetual hybrid bonds, net of issuance costs	22(d)	—	1,681	—
Coupon paid on perpetual hybrid bonds		(60)	(6)	—
Dividends paid to owners of the parent		(4,915)	(4,904)	(4,745)
Capital injection from and purchases of non-controlling interests	30	(1)	1	17
Dividends paid to non-controlling interests		(158)	(150)	(136)
Other		6	3	2
Net cash used in financing activities		(8,878)	(8,749)	(7,897)
Net cash flows generated from/(used in) operating, investing and financing activities		811	(172)	1,106
Transferred to held-for-sale		(368)	—	—
Differences on exchange		431	(253)	(253)
Increase/(decrease) in net cash and cash equivalents in the year		874	(425)	853
Net cash and cash equivalents at 1 January		2,463	2,888	2,035
Net cash and cash equivalents at 31 December	21	3,337	2,463	2,888
The accompanying notes are an integral part of these consolidated financial statements.

Notes on Accounts

1 Accounting policies
Basis of preparation
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and UK-adopted international accounting standards. UK-adopted international accounting standards differ in certain respects from IFRS as issued by the IASB. The differences have no impact on the Group’s consolidated financial statements for the periods presented.
The consolidated financial statements have been prepared on a going concern basis under the historical cost convention except as described in the accounting policy below on financial instruments. In performing its going concern assessment, management considered forecasts and liquidity requirements covering a period of at least twelve months from the date of approval of the financial statements and including the Group’s ability to fund its operations and generate cash to pay for debt as it falls due and takes into account the payments arising from the Master Settlement Agreement due in the U.S. in 2023 and other known liabilities or future payments (including interim dividends), as they fall due. This assessment includes consideration of geopolitical events in Europe and the general outlook in the global economy, as well as plausible downside scenarios after taking into account the Group’s Principal Risks and how they could impact the Group’s operations. Any mitigating actions, should they be required, are all within management’s control and could include reductions in discretionary spending such as acquisitions and capital expenditure, or drawdowns on committed facilities. After reviewing the Group’s annual budget, plans and financing arrangements, the Directors consider that the Group has adequate resources to continue operating and that it is therefore appropriate to continue to adopt the going concern basis in preparing the Annual Report and Form 20‑F.
Management have, in preparing the financial statements, considered the impact of climate change. Management has considered the impact of climate change and determined that the impact is not expected to be material:
–On the going concern of the Group, over the next three years;
–On the Group’s assessment of future cash flows (including as related to the capital expenditure plans as related to the Group’s emission commitments) as used in impairment assessments for the value in use of non-current assets including goodwill (note 12(e)); and
–In respect of factors including useful lives and residual values that determine the carrying value of non-financial current assets.
There has been no material impact identified on the financial reporting judgements and estimates. Management is aware that the risks related to climate change are developing and ever changing. Accordingly, these judgements and estimates will be kept under review as the future impacts of climate change on the Group’s financial statements depend on environmental, regulatory and other factors outside of the Group’s control which are not all currently known.
The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the date of the financial statements. The key estimates and assumptions are set out in the accounting policies below, together with the related notes to the accounts.
The critical accounting judgements include:
–the identification and quantification of adjusting items, which are separately disclosed as memorandum information, is explained below and the impact of these on the calculation of adjusted earnings per share is described in note 11;
–the presentation of disposal groups, including assets classified as held-for-sale and liabilities associated with assets classified as held-for-sale, including the assessment as to whether control would be lost based on the proposed terms of the sale and the impact of regulatory procedures, where applicable, to approve the sale, including amounts in respect of the proposed disposal of the Group’s businesses in Russia and Belarus (note 27(d));
–the determination as to whether to recognise provisions and the exposures to contingent liabilities related to pending litigation or other outstanding claims, as well as other contingent liabilities. The accounting policy on contingent liabilities, which are not provided for, is set out below and the contingent liabilities of the Group are explained in note 31. Judgement is necessary to assess the likelihood that a pending claim is probable (more likely than not to succeed), possible or remote;
–the determination as to whether control (subsidiaries), joint control (joint arrangements), or significant influence (associates) exists in relation to the investments held by the Group. This is assessed after taking into account the Group’s ability to appoint Directors to the entity’s Board, its relative shareholding compared with other shareholders, any significant contracts or arrangements with the entity or its other shareholders and other relevant facts and circumstances. The application of these policies to Group subsidiaries in territories including Canada is explained in note 32;
–the review of applicable exchange rates for transactions with and translation of entities in territories where there are restrictions on free access to foreign currency, or multiple exchange rates; and
–the determination as to whether perpetual hybrid bonds should be classified as equity instead of borrowings (note 22(d)).
The critical accounting estimates include:
–the review of asset values, including indefinite life assets, such as goodwill and certain trademarks and similar intangibles. The key assumptions used in respect of the impairment testing are the determination of cash-generating units, the budgeted and forecast cash flows of these units, the long-term growth rate for cash flow projections and the rate used to discount the cash flow projections. These are described in note 12;
–the estimation of value ascribed to held-for-sale assets and disposal groups, which are measured at the lower of carrying amount and fair value of expected consideration less costs to sell, reflecting management’s best estimates after taking into account the amount and anticipated timing of sales proceeds less any costs to sell;
–the estimation of and accounting for retirement benefit costs. The determination of the carrying value of assets and liabilities, as well as the charge for the year, and amounts recognised in other comprehensive income, involves judgements made in conjunction with independent actuaries. These involve estimates about uncertain future events based on the environment in different countries, including life expectancy of scheme members, salary and pension increases, inflation, as well as discount rates and asset values at the year-end. The assumptions used by the Group and sensitivity analysis are described in note 15; and
–the estimation of amounts to be recognised in respect of taxation and legal matters, and the estimation of other provisions for liabilities and charges are subject to uncertain future events, may extend over several years and so the amount and/or timing may differ from current assumptions. The accounting policy for taxation is explained below. The recognised deferred tax assets and liabilities, together with a note of unrecognised amounts, are shown in note 16, and a contingent tax asset is explained in note 10(b). Other provisions for liabilities and charges are as set out in note 24. Litigation related deposits are shown in note 17. The application of these accounting policies to the payments made and credits recognised under the Master Settlement Agreement by Reynolds American Inc. (Reynolds American) is described in note 6(b).
Such estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances and constitute management’s best judgement at the date of the financial statements. In the future, actual experience may deviate from these estimates and assumptions, which could affect the financial statements as the original estimates and assumptions are modified, as appropriate, in the year in which the circumstances change.
These consolidated financial statements were authorised for
issue by the Board of Directors on 8 February 2023.
Basis of consolidation
The consolidated financial information includes the financial statements of British American Tobacco p.l.c. and its subsidiary undertakings, collectively ‘the Group’, together with the Group’s share of the results of its associates and joint arrangements.
A subsidiary is an entity controlled by the Group. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Non-controlling interests represent the share of earnings or equity in subsidiaries that is not attributable, directly or indirectly, to shareholders of the Group. Business combinations are accounted for using the acquisition method with identifiable assets, liabilities and contingent liabilities acquired measured at fair value at the date of acquiring control. Disposals of subsidiaries and businesses due to sale or market withdrawal are accounted for as disposals from the date of losing control and may be classified as held-for-sale disposal groups at the balance sheet date if specific tests under IFRS 5 Non-current Assets Held For Sale and Discontinued Operations are met.
A disposal group is a group of assets to be disposed of, by sale or otherwise, together in a single transaction. Discontinued operations, where applicable, comprise material disposal groups representing a significant geographical area of operations or business activities.
Associates comprise investments in undertakings, which are not subsidiary undertakings or joint arrangements, where the Group’s interest in the equity capital is long-term and over whose operating and financial policies the Group exercises significant influence. They are accounted for using the equity method.
Joint arrangements comprise contractual arrangements where
two or more parties have joint control and where decisions regarding the relevant activities of the entity require unanimous consent.
Joint operations are jointly-controlled arrangements where the parties to the arrangement have rights to the underlying assets and obligations for the underlying liabilities relating to the arrangement. The Group accounts for its share of the assets, liabilities, income and expenses of any such arrangement.
Joint ventures comprise arrangements where the parties to the arrangement have rights to the net assets of the arrangement. They are accounted for using the equity method.
Foreign currencies and hyperinflationary territories
The functional currency of the Parent Company is sterling and this is also the presentation currency of the Group. The income and cash flow statements of Group undertakings expressed in currencies other than sterling are translated to sterling using exchange rates applicable to the dates of the underlying transactions. Average rates of exchange in each year are used where the average rate approximates the relevant exchange rate at the date of the underlying transactions. Assets and liabilities of Group undertakings are translated at the applicable rates of exchange at the end of each year. In territories where there are restrictions on free access to foreign currency or multiple exchange rates, the applicable rates of exchange are regularly reviewed.
The differences between retained profits translated at average and closing rates of exchange are taken to reserves, as are differences arising on the retranslation to sterling (using closing rates of exchange) of overseas net assets at the beginning of the year, and are presented as a separate component of equity in the Translation reserve within Other reserves, as shown in note 22. They are recognised in the income statement when the gain or loss on disposal of a Group undertaking is recognised.
Foreign currency transactions are initially recognised in the functional currency of each entity in the Group using the exchange rate ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of foreign currency assets and liabilities at year-end rates of exchange are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges, on intercompany net investment loans and qualifying net investment hedges. Foreign exchange gains or losses recognised in the income statement are included in profit from operations or net finance costs depending on the underlying transactions that gave rise to these exchange differences.
In addition, for hyperinflationary countries where the effect on the Group results would be significant, the financial statements in local currency are adjusted to reflect the impact of local inflation prior to translation into sterling, in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies. Where applicable, IAS 29 requires all transactions to be indexed by an inflationary factor to the balance sheet date, potentially leading to a monetary gain or loss on indexation. In addition, the Group assesses the carrying value of fixed assets after indexation and applies IAS 36 Impairment of Assets, where appropriate, to ensure that the carrying value correctly reflects the economic value of such assets.
The results and balance sheets of operations in hyperinflationary territories are translated at the period end rate.
Revenue
Revenue principally comprises sales of cigarettes, other tobacco products, and nicotine products, to external customers. Revenue excludes duty, excise and other taxes related to sales in the period and is stated after deducting rebates, returns and other similar discounts and payments to direct and indirect customers. For the vast majority of the Group’s sales, revenue is recognised when control of the goods is transferred to a customer at a point in time; this is usually evidenced by a transfer of the significant risks and rewards of ownership upon delivery to the customer, which in terms of timing is not materially different to the date of shipping.
For certain e-commerce subscription sales, revenue is allocated to each component of the subscription, with revenue recognised as each component is delivered to the customer. These sales are not material to the Group’s results.
Retirement benefit costs
The Group operates both defined benefit and defined contribution schemes including post-retirement healthcare schemes. For defined benefit schemes, the actuarial cost charged to profit from operations consists of current service cost, net interest on the net defined benefit liability or asset, past service cost and the impact of any settlements. The net deficit or surplus for each defined benefit pension scheme is calculated in accordance with IAS 19 Employee Benefits based on the present value of the defined benefit obligation at the balance sheet date less the fair value of the scheme assets adjusted, where appropriate, for any surplus restrictions or the effect of minimum funding requirements. Some benefits are provided through defined contribution schemes and payments to these are charged as an expense as they fall due.
Share-based payments
The Group has equity-settled and cash-settled share-based compensation plans.
Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed over the vesting period, based on the Group’s estimate of awards that will eventually vest. For plans where vesting conditions are based on total shareholder returns, the fair value at date of grant reflects these conditions, whereas earnings per share vesting conditions are reflected in the calculation of awards that will eventually vest over the vesting period.
For cash-settled share-based payments, a liability equal to the portion of the services received is recognised at its current fair value determined at each balance sheet date.
Fair value is measured by the use of the Black-Scholes option pricing model, except where vesting is dependent on market conditions when the Monte-Carlo option pricing model is used. The expected life used in the models has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.
Research and development
Research expenditure is charged to profit or loss in the year in which it is incurred. Development expenditure is charged to profit or loss in the year it is incurred, unless it meets the recognition criteria of IAS 38 Intangible Assets to be capitalised as an intangible asset.
Taxation
Tax is chargeable on the profits for the period, together with deferred tax. The current income tax charge is calculated on the basis of tax laws enacted or substantively enacted
at the balance sheet date in the countries where the Group’s subsidiaries, associates and joint arrangements operate and generate taxable income.
Deferred tax is provided in full using the liability method for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for taxation purposes. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.
Deferred tax is determined using the tax rates that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or deferred tax liability is settled.
Tax is recognised in the income statement except to the extent that it relates to items recognised in other comprehensive income or directly in equity, in which case it is recognised in the statement of other comprehensive income or the statement of changes in equity.
The Group has exposures in respect of the payment or recovery of taxes and applies IFRIC 23 Uncertainty over Income Tax Treatments which requires that, where there is uncertainty as to whether a particular tax treatment will be accepted by the relevant taxation authority, the financial statements reflect the probable outcome with estimated amounts determined based on the most likely amount or expected value, depending on which method is expected to better predict the resolution of the uncertainty.
Goodwill
Goodwill arising on acquisitions is capitalised and any impairment of goodwill is recognised immediately in the income statement and is not subsequently reversed.
Goodwill in respect of subsidiaries is included in intangible assets. In respect of associates and joint ventures, goodwill is included in the carrying value of the investment in the associated company or joint venture. On disposal of a subsidiary, associate or joint venture, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.
Intangible assets other than goodwill
The intangible assets shown on the Group balance sheet consist mainly of trademarks and similar intangibles, including certain intellectual property, acquired by the Group’s subsidiary undertakings and computer software.
Acquired trademarks and similar assets are carried at cost less accumulated amortisation and impairment. Trademarks with indefinite lives are not amortised but are reviewed annually for impairment. Other trademarks and similar assets are amortised on a straight-line basis over their remaining useful lives, consistent with the pattern of economic benefits expected to be received, which do not exceed 20 years. Any impairments of trademarks are recognised in the income statement, but increases in trademark values are not recognised.
Computer software is carried at cost less accumulated amortisation and impairment, and, with the exception of global software solutions, is amortised on a straight-line basis over periods ranging from three years to five years.
Global software solutions are software assets designed to be implemented on a global basis and used as a standard solution by all of the operating companies in the Group. Prior to 2021, these assets were amortised on a straight-line basis over periods not exceeding 10 years and are currently amortised on a straight-line basis over periods not exceeding 13 years due to ongoing use of the assets and the extension of third-party supplier support. In 2021 and 2022, the impact of this change in accounting estimate was a reduction in annual amortisation expense of £26 million and, in 2023, is estimated to be a reduction in annual amortisation expense of £12 million.

Property, plant and equipment
Purchased property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is calculated on a straight-line basis to write off the assets over their useful economic life. No depreciation is provided on freehold land or assets classified as held-for-sale. Non-current assets are classified as held-for sale if their carrying value will be recovered principally through a sale transaction rather than through continuing use and if all of the conditions of IFRS 5 are met.
Purchased freehold and leasehold property are depreciated at rates between 2.5% and 4% per annum, and plant and equipment at rates between 3% and 25% per annum.
Capitalised interest
Borrowing costs which are directly attributable to the acquisition, construction or production of intangible assets or property, plant and equipment that takes a substantial period of time to get ready for its intended use or sale, are capitalised as part of the cost of the asset.
Leased assets
The Group applies IFRS 16 Leases to contractual arrangements which are, or contain, leases of assets. Lease liabilities are initially recognised at an amount equal to the present value of estimated contractual lease payments at the inception of the lease, after taking into account any options to extend the term of the lease. Lease commitments are discounted to present value using the interest rate implicit in the lease if this can be readily determined, or the applicable incremental rate of borrowing, as appropriate. Right-of-use lease assets are initially recognised at an amount equal to the lease liability, adjusted for initial direct costs in relation to the assets, then depreciated over the shorter of the lease term and their estimated useful lives. Right-of-use assets are included as part of property, plant and equipment in note 13, with the lease liabilities included as part of borrowings in note 23.
The Group has adopted several practical expedients available under the Standard including not applying the requirements of IFRS 16 to leases of intangible assets, applying the portfolio approach where appropriate to do so, and to not apply the recognition and measurement requirements of IFRS 16 to short-term leases (leases of less than 12 months maximum duration) or leases of low-value assets. Except for property-related leases, non-lease components have not been separated from lease components.
Impairment of non-financial assets
Assets are reviewed for impairment whenever events indicate that the carrying amount of a cash-generating unit may not be recoverable. In addition, assets that have indefinite useful lives are tested annually for impairment. An impairment loss is recognised to the extent that the carrying value exceeds the higher of the asset’s fair value less costs to sell and its value-in-use.
A cash-generating unit is the smallest identifiable group of assets that generates cash flows which are largely independent of the cash flows from other assets or groups of assets. At the acquisition date, any goodwill acquired is allocated to the relevant cash-generating unit or group of cash-generating units expected to benefit from the acquisition for the purpose of impairment testing of goodwill.
Impairment of financial assets held at amortised cost
Loss allowances for expected credit losses on financial assets which are held at amortised cost are recognised on initial recognition of the underlying asset. As permitted by IFRS 9
Financial Instruments, loss allowances on trade receivables arising from the recognition of revenue under IFRS 15 Revenue from Contracts with Customers are initially measured at an amount equal to lifetime expected losses. Allowances in respect of loans and other receivables are initially recognised at an amount equal to 12-month expected credit losses. Allowances are measured at an amount equal to the lifetime expected credit losses where the credit risk on the receivables increases significantly after initial recognition.
Inventories
Inventories are stated at the lower of cost and net realisable value. Cost is based on the weighted average cost incurred in acquiring inventories and bringing them to their existing location and condition, which will include raw materials, direct labour and overheads, where appropriate. Net realisable value is the estimated selling price less costs to completion and sale. Tobacco inventories which have an operating cycle that exceeds 12 months are classified as current assets, consistent with recognised industry practice.
Biological Assets
The investments in associates and joint ventures shown in the Group balance sheet include biological assets held by Organigram Holdings Inc. In accordance with IAS 41 Agriculture, the Group measures biological assets at fair value less costs to sell up to the point of harvest, at which point this becomes the basis for the cost of finished goods inventories after harvest with subsequent expenditures incurred on these being capitalised, where applicable, in accordance with IAS 2 Inventories. Unrealised fair value gains and losses arising during the growth of biological assets are recognised immediately in the income statement.
Equity instruments
Instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements. Instruments that cannot be settled in the Group’s own equity instruments and that include no contractual obligation to deliver cash or another financial asset are classified as equity. Equity instruments issued by the Group are recognised at the proceeds received, net of issuance costs.
On 27 September 2021, the Group issued two €1 billion perpetual hybrid bonds. As the Group has the unconditional right to avoid transferring cash or another financial asset in relation to these bonds, they are classified as equity instruments in the consolidated financial statements.
Financial instruments
The Group’s business model for managing financial assets is set out in the Group Treasury Manual which notes that the primary objective with regard to the management of cash and investments is to protect against the loss of principal. Additionally, the Group aims: to maximise Group liquidity by concentrating cash at the Centre, to align the maturity profile of external investments with that of the forecast liquidity profile, to wherever practicable, match the interest rate profile of external investments to that of debt maturities or fixings, and to optimise the investment yield within the Group’s investment parameters. The majority of financial assets are held in order to collect contractual cash flows (typically cash and cash equivalents and loans and other receivables), but some assets (typically investments) are held for investment potential.
Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the relevant instrument and derecognised when it ceases to be a party to such provisions. Such assets and liabilities are classified as current if they are expected to be realised or settled within 12 months after the balance sheet date. If not, they are classified as non-current. In addition, current liabilities include amounts where the entity does not have an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
The Group early adopted the phase one and phase two Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures regarding Interest Rate Benchmark Reform in 2019 and 2020, respectively. The Amendments provide an exemption for certain hedging relationships directly affected by changes in interest rate benchmarks where the reform gives rise to uncertainties regarding the interest rate designated as a hedged risk, or the timing or amount of interest rate cash flows of either the hedged item or of the hedging instrument, such that without the exemption the relationship might not qualify for hedge accounting. In addition, the Amendments provide a practical expedient for financial assets and financial liabilities that are modified or have existing contractual terms activated that change the basis for determining the contractual cash flows as a result of Interest Rate Benchmark Reform, such that the change to the contractual cash flows is applied prospectively by revising the effective interest rate.

Non-derivative financial assets are classified on initial recognition in accordance with the Group’s business model as investments, loans and receivables, or cash and cash equivalents and accounted for as follows:
–Investments: these are non-derivative financial assets that cannot be classified as loans and other receivables or cash and cash equivalents. Dividend and interest income on these investments are included within finance income when the Group’s right to receive payments is established. This category includes financial assets at fair value through profit and loss and financial assets at fair value through other comprehensive income.
–Loans and other receivables: these are non-derivative financial assets with fixed or determinable payments that are solely payments of principal and interest on the principal amount outstanding, that are primarily held in order to collect contractual cash flows. These balances include trade and other receivables, which are measured at amortised cost, using the effective interest rate method, and stated net of allowances for credit losses, and deposits with banks and other financial institutions which cannot be classified as cash and cash equivalents. In addition, as explained in note 17, certain litigation related deposits are recognised as assets within loans and other receivables where management has determined that these payments represent a resource controlled by the entity as a result of past events. These deposits are held at the fair value of consideration transferred less impairment, if applicable, and have not been discounted.
–Cash and cash equivalents: cash and cash equivalents include cash in hand and deposits held on call, together with other short-term highly liquid investments including investments in certain money market funds. Cash equivalents normally comprise instruments with maturities of three months or less at their date of acquisition. In the cash flow statement, cash and cash equivalents are shown net of bank overdrafts, which are included as current borrowings in the liabilities section on the balance sheet.
Fair values for quoted investments are based on observable market prices. If there is no active market for a financial asset, the fair value is established by using valuation techniques principally involving discounted cash flow analysis.
Non-derivative financial liabilities, including borrowings and trade payables, are stated at amortised cost using the effective interest method. For borrowings, their carrying value includes accrued interest payable, as well as unamortised issue costs. Drawdowns and repayments of short-term borrowings which have a maturity period of three months or less are stated net in the cash flow statement; drawdowns and repayments on all other borrowings are stated gross in the cash flow statement. As shown in note 23, certain borrowings are subject to fair value hedges, as defined below.

Derivative financial assets and liabilities are initially recognised, and subsequently measured, at fair value, which includes accrued interest receivable and payable where relevant. Changes in their fair values are recognised as follows:
–for derivatives that are designated as cash flow hedges, the changes in their fair values are recognised directly in other comprehensive income, to the extent that they are effective, with the ineffective portion being recognised in the income statement. Where the hedged item results in a non-financial asset, the accumulated gains and losses, previously recognised in other comprehensive income, are included in the initial carrying value of the asset (basis adjustment) and recognised in the income statement in the same periods as the hedged item. Where the underlying transaction does not result in such an asset, the accumulated gains and losses are reclassified to the income statement in the same periods as the hedged item;
–for derivatives that are designated as fair value hedges, the carrying value of the hedged item is adjusted for the fair value changes attributable to the risk being hedged, with the corresponding entry being made in the income statement. The changes in fair value of these derivatives are also recognised in the income statement;
–for derivatives that are designated as hedges of net investments in foreign operations, the changes in their fair values are recognised directly in other comprehensive income, to the extent that they are effective, with the ineffective portion being recognised in the income statement. Where non-derivatives such as foreign currency borrowings are designated as net investment hedges, the relevant exchange differences are similarly recognised. The accumulated gains and losses are reclassified to the income statement when the foreign operation is disposed of; and
–for derivatives that do not qualify for hedge accounting or are not designated as hedges, the changes in their fair values are recognised in the income statement in the period in which they arise. These are referred to as ‘held-for-trading’.
In order to qualify for hedge accounting, the Group is required to document prospectively the economic relationship between the item being hedged and the hedging instrument. The Group is also required to demonstrate an assessment of the economic relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an ongoing basis. This effectiveness testing is re-performed periodically to ensure that the hedge has remained, and is expected to remain, highly effective.
Hedge accounting is discontinued when a hedging instrument is derecognised (e.g. through expiry or disposal), or no longer qualifies for hedge accounting. Where the hedged item is a highly probable forecast transaction, the related gains and losses remain in equity until the transaction takes place, when they are reclassified to the income statement in the same manner as for cash flow hedges as described above. When a hedged future transaction is no longer expected to occur, any related gains and losses, previously recognised in other comprehensive income, are immediately reclassified to the income statement.
Derivative fair value changes recognised in the income statement are either reflected in arriving at profit from operations (if the hedged item is similarly reflected) or in finance costs.
Dividends
The Company pays interim quarterly dividends, and the Group recognises the interim dividend in the period in which it is paid.
Segmental analysis
The Group is organised and managed on the basis of its geographic regions. These are the reportable segments for the Group as they form the focus of the Group’s internal reporting systems and are the basis used by the chief operating decision maker, identified as the Management Board, for assessing performance and allocating resources. While the Group has clearly differentiated brands, global segmentation between a wide portfolio of brands is not part of the regular internally reported financial information. The results of New Category products are reported as part of the results of each geographic region.
The prices agreed between Group companies for intra-group
sales of materials, manufactured goods, charges for royalties, commissions, services and fees, are based on normal commercial practices which would apply between independent businesses. Royalty income, less related expenditure, is included in the region in which the licensor is based.
Adjusting items
Adjusting items are significant items of income or expense in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance because of their size, nature or incidence. In identifying and quantifying adjusting items, the Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting. These items are separately disclosed in the segmental analyses or in the notes to the accounts as appropriate.
The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance and are used to derive the Group’s principal non-GAAP measures of adjusted profit from operations and adjusted diluted earnings per share, all of which are before the impact of adjusting items and which are reconciled from profit from operations, diluted earnings per share.
Provisions
Provisions are recognised when either a legal or constructive obligation as a result of a past event exists at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation and a reasonable estimate can be made of the amount of the obligation.

Contingent liabilities and contingent assets
Subsidiaries and associate companies are defendants in tobacco-related and other litigation. These exposures are regularly reviewed on an on-going basis and provision for this litigation (including legal costs) is made at such time as an unfavourable outcome becomes probable and the amount can be reasonably estimated.
Contingent assets are possible assets whose existence will only be confirmed by future events not wholly within the control of the entity and are not recognised as assets until the realisation of income is virtually certain.
Where a provision has not been recognised, the Group records its external legal fees and other external defence costs for tobacco-related and other litigation as these costs are incurred.
As explained in note 17, certain litigation-related deposits are recognised as assets within loans and other receivables where management has determined that these payments represent a resource controlled by the entity. These deposits are held at the fair value of consideration transferred less impairment, if applicable, and have not been discounted.

Repurchase of share capital
When share capital is repurchased, the amount of consideration paid, including directly attributable costs, is recognised as a deduction from equity. Repurchased shares which are not cancelled, or shares purchased for the employee share ownership trusts, are classified as treasury shares and presented as a deduction from total equity.
Future changes to accounting policies
Certain changes to IFRS will be applicable to the Group financial statements in future years, but are not expected to have a material effect on reported profit or equity or on the disclosures in the financial statements.

2 Segmental analyses
The chief operating decision maker, the Management Board, reviews adjusted profit from operations at constant currencies to evaluate segment performance and allocate resources to the overall business on a geographic region basis, including the results of
New Categories (comprising Vapour products, Tobacco Heating products and Modern Oral products), which are reported to the Management Board as part of the results of each geographic region. The Management Board also reviews, at constant currencies, revenues on a geographic region basis, which are included within adjusted profit from operations.
The four geographic regions are the reportable segments for the Group as they form the focus of the Group’s internal reporting systems and are the basis used by the Management Board for assessing performance and allocating resources. Transactions between Group subsidiaries are conducted on arm’s length terms in accordance with appropriate transfer pricing rules and Organisation for Economic Cooperation & Development (OECD) principles. Net finance costs (comprising interest income and interest expense), share of post-tax results of associates and joint ventures and taxation are centrally managed, and accordingly, such items are not presented by segment as they are excluded from the measure of segment profitability.
Regional Directors are responsible for delivering the operating and financial results of their Region inclusive of all product categories. Therefore, the results of New Categories (comprising Vapour products, Tobacco Heating products and Modern Oral products) are reported to the Management Board as part of the results of each geographic region.
However, additional information has been provided to disaggregate revenue based on product category to enable investors to better compare the Group’s business performance across periods and by reference to the Group’s investment activity.
In respect of the U.S. region, all financial statements and financial information provided by or with respect to the U.S. business or Reynolds American Inc. (RAI) (and/or RAI and its subsidiaries (collectively, the ‘Reynolds Group’)) are prepared on the basis of US GAAP and constitute the primary financial statements or financial information of the U.S. business or RAI (and/or the Reynolds Group). Solely for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to IFRS. To the extent any such financial information provided in these financial statements relates to the U.S. business or RAI (and/or the Reynolds Group), it is provided as an explanation of the U.S. business’s or RAI’s (and/or the Reynolds Group’s) primary US GAAP based financial statements and information.
Effective 1 January 2022, the North African markets of Algeria, Egypt, Libya, Morocco, Sudan and Tunisia, which formed part of the Europe and North Africa (ENA) region were moved to the Africa and Middle East (APME) region. From 2022, the ENA region has been renamed Europe. The impact of this is not considered material to the understanding of the regional results of the Europe and APME regions and therefore the prior year comparative information has not been restated.
As part of plans to reduce complexity and drive efficiency in management structures and achieve a better balance in the scale of our regions, it was decided to reduce the management structure from four regions to three regions, with the new organisational structures expected to be in place by early April 2023. The markets which comprise the Americas and Sub-Saharan Africa (AmSSA) region will be distributed to the Asia-Pacific and Middle East (APME) and Europe regions. The new regional structure will be:
–Americas and Europe (AME), comprising the old Europe region with the inclusion of markets in Latin America and Canada;
–Asia-Pacific, Middle East and Africa (APMEA) comprising the old APME region with the inclusion of markets in Sub-Saharan Africa; and
–the U.S.
The change to our segment reporting is a subsequent event and therefore does not affect the historical results, discussion or presentation of our consolidated results as set forth in this Report.
The results of 2023 will be presented in the above structure, with comparator data restated accordingly.
The following table shows 2022 revenue at current rates, and 2022 revenue translated using 2021 rates of exchange. The 2021 figures are stated at the 2021 rates of exchange.

			2022	2021
	Revenue Constant rates £m	Translation exchange £m	Revenue Current Rates £m	Revenue £m
U.S.	11,358	1,281	12,639	11,691
AmSSA	3,979	224	4,203	3,801
Europe	6,423	(77)	6,346	6,001
APME	4,513	(46)	4,467	4,191
Revenue	26,273	1,382	27,655	25,684

The following table shows 2021 revenue at current rates, and 2021 revenue translated using 2020 rates of exchange. The 2020 figures are stated at the 2020 rates of exchange.

			2021	2020
	Revenue Constant rates £m	Translation exchange £m	Revenue Current Rates £m	Revenue £m
U.S.	12,530	(839)	11,691	11,473
AmSSA	4,067	(266)	3,801	3,772
Europe	6,429	(428)	6,001	5,994
APME	4,535	(344)	4,191	4,537
Revenue	27,561	(1,877)	25,684	25,776
The following table shows 2022 profit from operations and adjusted profit from operations at current rates, and 2022 adjusted profit from operations translated using 2021 rates of exchange. The 2021 figures are stated at the 2021 rates of exchange.

					2022			2021
	Adjusted* segment result Constant rates £m	Translation exchange £m	Adjusted* segment result Current rates £m	Adjusting* items £m	Segment result Current rates £m	Adjusted* segment result £m	Adjusting* items £m	Segment result £m
U.S.	6,095	740	6,835	(630)	6,205	5,887	(321)	5,566
AmSSA	1,659	83	1,742	280	2,022	1,590	(94)	1,496
Europe	2,103	(21)	2,082	(812)	1,270	1,956	(71)	1,885
APME	1,769	(20)	1,749	(723)	1,026	1,717	(430)	1,287
Profit from operations	11,626	782	12,408	(1,885)	10,523	11,150	(916)	10,234
Net finance costs					(1,641)			(1,486)
Share of post-tax results of associates and joint ventures					442			415
Profit before taxation					9,324			9,163
Taxation on ordinary activities					(2,478)			(2,189)
Profit for the year					6,846			6,974
Note:
*    The adjustments to profit from operations are explained in notes 3, 4, 6(d), 6(f), 6(g), 6(h), 6(i), 6(j), and 7.
The following table shows 2021 profit from operations and adjusted profit from operations at current rates, and 2021 adjusted profit from operations translated using 2020 rates of exchange. The 2020 figures are stated at the 2020 rates of exchange.

					2021			2020
	Adjusted* segment result Constant rates £m	Translation exchange £m	Adjusted* segment result Current rates £m	Adjusting* items £m	Segment result Current rates £m	Adjusted* segment result £m	Adjusting* items £m	Segment result £m
U.S.	6,343	(456)	5,887	(321)	5,566	5,784	(809)	4,975
AmSSA	1,688	(98)	1,590	(94)	1,496	1,618	(65)	1,553
Europe	2,088	(132)	1,956	(71)	1,885	2,110	(148)	1,962
APME	1,833	(116)	1,717	(430)	1,287	1,853	(381)	1,472
Profit from operations	11,952	(802)	11,150	(916)	10,234	11,365	(1,403)	9,962
Net finance costs					(1,486)			(1,745)
Share of post-tax results of associates and joint ventures					415			455
Profit before taxation					9,163			8,672
Taxation on ordinary activities					(2,189)			(2,108)
Profit for the year					6,974			6,564
Note:
*    The adjustments to profit from operations are explained in notes 3, 4, 6(d), 6(f), 6(g), 6(h), 6(i), 6(j), and 7.

Adjusted profit from operations at constant rates of £11,626 million (2021: £11,952 million; 2020: £11,661 million) excludes adjusting depreciation, amortisation and impairment charges as explained in notes 4 and 7. These are excluded from segmental adjusted profit from operations at constant rates as follows:

					2022			2021
	Adjusted depreciation, amortisation and impairment Constant rates £m	Translation exchange £m	Adjusted depreciation, amortisation and impairment Current rates £m	Adjusting items £m	Depreciation, amortisation and impairment Current rates £m	Adjusted depreciation, amortisation and impairment £m	Adjusting items £m	Depreciation, amortisation and impairment £m
U.S.	221	16	237	322	559	203	276	479
AmSSA	151	11	162	24	186	123	56	179
Europe	251	—	251	98	349	252	—	252
APME	147	3	150	61	211	146	20	166
	770	30	800	505	1,305	724	352	1,076

					2021			2020
	Adjusted depreciation, amortisation and impairment Constant rates £m	Translation exchange £m	Adjusted depreciation, amortisation and impairment Current rates £m	Adjusting items £m	Depreciation, amortisation and impairment Current rates £m	Adjusted depreciation, amortisation and impairment £m	Adjusting items £m	Depreciation, amortisation and impairment £m
U.S.	210	(7)	203	276	479	204	272	476
AmSSA	131	(8)	123	56	179	121	34	155
Europe	266	(14)	252	—	252	259	119	378
APME	154	(8)	146	20	166	167	274	441
	761	(37)	724	352	1,076	751	699	1,450
Additional information by product category
Although the Group’s operations are managed on a Regional basis, additional information for revenue is provided based on product category as follows:

Revenue	2022 £m	2021 £m	2020 £m
New Categories	2,894	2,054	1,443
Vapour	1,436	927	611
THP	1,060	853	634
Modern Oral	398	274	198
Traditional Oral	1,209	1,118	1,160
Combustibles	23,030	22,029	22,752
Other	522	483	421
Revenue	27,655	25,684	25,776

External revenue and non-current assets other than financial instruments, deferred tax assets and retirement benefit assets are analysed between the UK and all foreign countries at current rates of exchange as follows:

	United Kingdom			All foreign countries			Group
Revenue is based on location of sale	2022 £m	2021 £m	2020 £m	2022 £m	2021 £m	2020 £m	2022 £m	2021 £m	2020 £m
External revenue	228	209	188	27,427	25,475	25,588	27,655	25,684	25,776

	United Kingdom		All foreign countries		Group
	2022 £m	2021 £m	2022 £m	2021 £m	2022 £m	2021 £m
Intangible assets	529	481	128,546	115,144	129,075	115,625
Property, plant and equipment	215	339	4,652	4,614	4,867	4,953
Investments in associates and joint ventures	—	8	2,020	1,940	2,020	1,948
The consolidated results of the Reynolds Group operating in the U.S. met the criteria for separate disclosure under the requirements of IFRS 8 Operating Segments. Revenue arising from the operations of the Reynolds Group, inclusive of the sales made to fellow Group companies, in 2022, 2021 and 2020 was £12,635 million, £11,707 million and £11,481 million, respectively. The majority of sales are to customers based in the U.S.. Non-current assets attributable to the operations of the Reynolds Group were £119,597 million (2021: £106,495 million).

The main acquisitions comprising the goodwill balance of £47,956 million (2021: £43,194 million), included in intangible assets, are provided in note 12. Included in investments in associates and joint ventures are amounts of £ 1,865 million (2021: £1,759 million) attributable to the investment in ITC Ltd. Further information is provided in notes 9 and 14.

3 Employee benefit costs

	Note	2022 £m	2021 £m	2020 £m
Wages and salaries		2,553	2,315	2,277
Social security costs		201	185	194
Other pension and retirement benefit costs	15	133	139	182
Share-based payments - equity and cash-settled	28	85	78	91
		2,972	2,717	2,744
Included within employee benefits costs are expenses in relation to the Group’s restructuring and integration initiatives of £315 million (2021: £160 million; 2020: £91 million), as explained in note 7.
Following a partial buy-out in 2021, in 2022, a second partial buy-out was concluded in the U.S. with approximately US$1.6 billion (£1.3 billion) (2021: US$1.9 billion (£1.4 billion)) of plan liabilities being removed from the balance sheet, resulting in a settlement gain of £16 million (2021: £35 million), which was reported in the income statement, and recognised as an adjusting item.

4 Depreciation, amortisation and impairment costs

	2022 £m	2021 £m	2020 £m
Intangibles – amortisation and impairment of trademarks and similar intangibles	317	333	360
– amortisation and impairment of computer software	142	129	129
– impairment of goodwill	—	57	209
Property, plant and equipment - depreciation and impairment	846	557	752
	1,305	1,076	1,450
Enumerated below are movements in costs that have impacted depreciation, amortisation and impairment in 2022, 2021 and 2020. These include changes in our underlying business performance, as well as impact of adjusting items, as defined in note 1.
Intangibles – amortisation and impairment of trademarks and similar intangibles
Acquisitions in previous years have resulted in the capitalisation of trademarks and similar intangibles, including those which are amortised over their expected useful lives, which do not exceed 20 years. The amortisation and impairment of these acquired trademarks and similar intangibles are charged to the income statement of which the adjusting element is £288 million (2021:
£306 million; 2020: £339 million). Also included under amortisation and impairment of trademarks and similar intangibles is a £3 million gain (2021: £nil, 2020:£nil) related to a trademark disposal, which has been treated as adjusting.
Impairment of goodwill
The impairment of goodwill is charged to the income statement as adjusting.
During 2022, the Group made no impairments of goodwill.
During 2021, the Group impaired £3 million of goodwill held in Myanmar as a result of the decision to cease activities in the market.
The Group also recognised a goodwill impairment charge of £54 million in 2021 due to continued difficult trading conditions in Peru as a consequence of the COVID-19 pandemic.
During 2020, the Group impaired the goodwill arising from Malaysia amounting to £197 million, goodwill arising from the acquisition of Twisp of £11 million and goodwill arising from the acquisition of Blue Nile of £1 million.
Property, plant and equipment – depreciation and impairment
The following items are included within depreciation and impairment of property, plant and equipment:
–Restructuring and integration related depreciation and impairment costs and reversals were a net cost of £220 million (2021: £11 million net credit; 2020: £151 million net cost) resulting from obsolete machines in relation to downsizing and factory rationalisation as mentioned in note 7; and
–Gains and losses recognised on disposal of property, plant and equipment.

5 Other operating income
Other operating income of £722 million (2021: £196 million; 2020: £188 million) comprises income that is associated with the Group’s normal activities, but which falls outside the definition of turnover and includes one-off capital profits on property sales and one-off disposals of fixed assets.
In 2022, other operating income mainly related to the calculation of historical VAT on social contributions in Brazil, where the Group recognised £472 million. This has been treated as an adjusting item.
In addition, £78 million of the contingent asset in respect of historical VAT on social contributions claims was sold to financial institutions for £38 million.

In 2021 and 2020, the Group recognised £5 million and £58 million, respectively, in respect of a tax case in Brazil. In addition, during 2021, £130 million of the unrecognised contingent asset in respect of historical VAT on social contributions claims was sold to financial institutions for £45 million.
In 2022, as disclosed in note 7, certain items of operating income have been recognised as part of the Group’s restructuring and integration activities.
Also, in 2021, R.J. Reynolds Tobacco Company (RJRT) reached an agreement with several Master Settlement Agreement (MSA) states to waive RJRT’s claims under the MSA in connection with a settlement between those MSA states and a non-participating manufacturer, S&M Brands, Inc. (S&M Brands), under which the states released certain claims against S&M Brands in exchange for receiving a portion of the funds S&M Brands had deposited into escrow accounts in those states pursuant to the states’ escrow statutes. In consideration for waiving claims, RJRT, together with Santa Fe Natural Tobacco Company, received approximately £40 million from the escrow funds paid to those MSA states under their settlement with S&M Brands.

6 Other operating expenses
(a) Items included within other operating expenses
The following items are included within other operating expenses:

	Notes	2022 £m	2021 £m	2020 £m
Other operating expenses		9,018	7,468	7,667
The following items are included within other operating expenses:
Master settlement agreement	6(b),(d)	2,387	2,486	2,783
Marketing costs in operating expenses	6(c)	1,160	1,242	1,096
Inventory write-offs	20	250	215	309
Research and development expenses (excluding employee benefit costs and depreciation)	6(e)	138	141	121
Loss on disposal of businesses	6(f)	(6)	358	—
Excise, VAT and penalties in respect of disputes in Turkey, South Korea and Russia	6(g)	—	26	(40)
Charges in respect of DOJ investigation	6(h)	450	—	—
Charges in respect of assets held-for-sale	6(j)	612	—	—
Charges in respect of Nigerian FCCPC case	6(i)	79	—	—
Social contribution expense related to Brazil VAT case		12	—	—
Exchange differences		92	19	(29)
Hedge ineffectiveness within operating profit		36	(5)	(3)
Expenses relating to short-term leases		11	8	10
Expenses relating to leases of low-value assets		1	1	1
Gains arising from sale and leaseback transactions		—	—	(1)
Auditor’s remuneration	6(k)	29	27	28
(b) Master Settlement Agreement
In 1998, the major U.S. cigarette manufacturers (including the R.J. Reynolds Tobacco Company, Lorillard and Brown & Williamson, businesses which are now part of the Reynolds Group) entered into the Master Settlement Agreement (MSA) with attorneys general representing most U.S. states and territories. The MSA imposes a perpetual stream of future payment obligations on the major U.S. cigarette manufacturers. The amounts of money that the participating manufacturers are required to annually contribute are based upon, amongst other things, the volume of cigarettes sold and market share (based on cigarette shipments in that year).
During 2012, R.J. Reynolds Tobacco Company, Santa Fe Natural Tobacco Company (SFNTC), various other tobacco manufacturers, 17 states, the District of Columbia and Puerto Rico reached an agreement related to the Non-Participating Manufacturer (NPM) adjustment under the MSA, and three more states joined the agreement in 2013. Under this agreement, R.J. Reynolds Tobacco Company has received credits of more than US$1 billion, in respect of its Non-Participating Manufacturer (NPM) Adjustment claims related to the period from 2003 to 2012. These credits have been applied against the companies’ MSA payments over a period of five years from 2013, subject to, and dependent upon, meeting the various ongoing performance obligations. During 2014, two additional states agreed to settle NPM disputes related to claims for the period 2003 to 2012. R.J. Reynolds Tobacco Company has received US$170 million in credits, which has been applied over a five-year period from 2014. During 2015, another state agreed to settle NPM disputes related to claims for the period 2004 to 2014 and included a method to determine future adjustments from 2015 forward. R.J. Reynolds Tobacco Company has received US$285 million in credits, which was applied over a four-year period from 2016. During 2016, no additional states agreed to settle NPM disputes. During 2017, two more states agreed to settle NPM disputes related to claims for the period 2004 to 2014. It is estimated that R.J. Reynolds Tobacco Company will receive US$61 million in credits, which will be applied over a five-year period from 2017. During 2018, nine more states agreed to settle NPM disputes related to claims for the period 2004 to 2019, with an option through 2022, subject to certain conditions. It is estimated that R.J. Reynolds Tobacco Company will receive US$182 million in credits for settled periods through 2017, which will be applied over a five-year period from 2018. Also, in 2018, one additional state agreed to settle NPM disputes related to claims for the period

2004 to 2024, subject to certain conditions. It is estimated that R.J. Reynolds Tobacco Company will receive US$205 million in credits for settled periods through 2017, which will be applied over a five-year period from 2019. In the first quarter of 2020, certain conditions set forth in the 2017 and 2018 agreements were met for those 10 states. In 2022, an additional state settled NPM disputes related to claims for the period 2005 to 2018. It is estimated that R.J. Reynolds Tobacco Company will receive a credit of US$130 million for settled periods through 2018, which will be applied over a five-year period from 2022. Credits in respect of future years’ payments and the NPM Adjustment claims would be accounted for in the applicable year and will not be treated as adjusting items. Only credits in respect of prior year payments are included as adjusting items.
In 2020, R.J. Reynolds Tobacco Company recognised additional expenses under the state settlement agreements in the States of Mississippi, Florida, Texas and Minnesota. R.J. Reynolds Tobacco Company recognised US$241 million of expense for payment obligations to the State of Florida for the ITG Brands, LLC acquired brands from the date of divestiture, June 12, 2015, as a result of an unfavourable judgment. In addition,
R.J. Reynolds Tobacco Company recognised US$264 million related to the resolution of claims against it in the States of Texas, Minnesota and Mississippi for payment obligations to those states for the ITG Brands, LLC acquired brands from the date of divestiture. Finally, R.J. Reynolds Tobacco Company settled certain related claims with Phillip Morris USA under the state settlement agreements in the states of Mississippi, Texas and Minnesota for US$8 million. Additional information related to the resolution of these claims is included in notes 6(d) and 31. During 2021, an additional US$17 million expense was recognised in relation to the final resolution of the Texas and Minnesota claims. In 2022, R.J. Reynolds Tobacco Company recognised US$37 million in additional expenses related to a settlement with Philip Morris USA resolving prior operating profit disputes under the MSA related to the ITG Brands, LLC acquired brands.
The BAT Group is subject to substantial payment obligations under the MSA and the state settlement agreements with the States of Mississippi, Florida, Texas and Minnesota (such settlement agreements, collectively State Settlement Agreements). Reynolds Group’s operating subsidiaries’ expenses and payments under the MSA and the State Settlement Agreements for 2022 amounted to US$2,951 million (2021: US$3,420 million; 2020: US$3,572 million) in respect of settlement expenses and US$3,129 million (2021: US$3,744 million; 2020: US$2,848 million) in respect of settlement cash payments.
(c) Marketing costs recognised as operating expenses
Certain marketing activities, such as discounts or allowances provided to customers, are required to be deducted from revenue as explained in note 1. Other marketing expenses, such as point of sale and promotional materials, media advertising and sponsorship, and consumer research, are reported as operating expenses and have been shown in the table above.
(d) Litigation costs
Litigation costs included within other operating expenses, and reported as an adjusting item, were £170 million (2021: £54 million; 2020: £87 million) predominantly related to litigation costs including Engle progeny with the remainder relating to immaterial other health related claims.
In 2022, the Group received £26 million of NPM credits related to a favourable resolution in respect of MSA litigation in the state of Illinois.
In 2020, also included as an adjusting item was a charge of £400 million incurred largely in respect of charges following the development in cases regarding payment obligations under the state settlement agreements with Florida, Texas, Minnesota and Mississippi for brands previously sold to a third party. The Group recognised a charge of £188 million in the period for a final judgment of a case in the Florida court. The Group continues to pursue indemnification remedies in a Delaware court for payments made to Florida as a result of this judgment, as explained in note 31. During 2020, the Group also recognised a provision of £212 million related to the settlement discussions with other manufacturers and the States of Texas, Minnesota and Mississippi for payment obligations related to these brands in prior years. During 2021, an additional £12 million expense was recognised in relation to the final resolution of the Texas and Minnesota claims.
(e) Research and development
Total research and development costs, including employee benefit costs and depreciation, are £323 million (2021: £304 million; 2020: £307 million).
(f) Loss on disposal of businesses
On 6 August 2021, the Group disposed of its Iranian subsidiary, B.A.T. Pars Company PJSC (BAT Pars). Included within other operating expenses, and recognised as an adjusting item in 2021, was a charge of £358 million comprising £272 million of foreign exchange reclassified from other comprehensive income (note 22(c)(i)) and an impairment charge and associated costs of £88 million. In 2022, as a result of the unwind of discounting on the deferred proceeds and a true-up on the completion of accounts, a credit of £6 million (2021: £2 million) was recognised.
(g) Tax disputes in Turkey, South Korea and Russia
The settlement of tax disputes in Turkey, South Korea and Russia were recognised as adjusting items.
Turkey
British American Tobacco Tutun Mamulleri Sanayi ve Ticaret Anonim Sirketi (BAT Tutun) was subject to a series of tax audits mainly on inventory movements for the years 2015, 2016 and 2019. In August 2021, BAT Tutun applied under the relevant tax amnesty law to settle its retrospective tax assessments. Based on the settlement through the tax amnesty procedure, in 2021, BAT Tutun agreed to pay £47 million in 18 instalments from 1 November 2021 until 31 July 2024. Of the £47 million, £30 million of excise and penalties were recognised and charged to operating profit, £11 million as interest in net finance costs (note 8(b)) and £6 million in taxation.

South Korea
As explained in note 31, on 16 September 2021, Rothmans Far East B.V. Korea Branch Office received £4 million in relation to a VAT case. In line with the treatment of the associated expense incurred in 2016, the cash received was recognised as an adjusting item in 2021.
Russia
In August 2019, the Russian tax authority issued a final audit report to JSC British American Tobacco-SPb (BAT SpB) related to the application of legislation introduced in 2017 that prospectively limited the amount of production that could take place prior to excise tax increases, without being subject to higher excise tax rates. The final audit report sought to retrospectively apply the legislation to the years 2015 to 2017. BAT SpB submitted an appeal to the Federal Tax Services (FTS) objecting to the findings. The FTS accepted some of BAT SpB’s arguments and, on 27 January 2020, a final claim was issued by the FTS. As a consequence, the Group recognised a charge of £202 million.
In 2020, a credit of £40 million was recognised in relation to the 2019 charge discussed above, of which £14 million was offset in the adjusting items included in taxation (note 10(d)).
(h) Charges in respect of DOJ and OFAC investigations
From time to time, the Group investigates, and becomes aware of governmental authorities’ investigations into, allegations of misconduct, including alleged breaches of sanctions and allegations of corruption, against Group companies. The Group cooperates with the authorities’ investigations, where appropriate.
For example, the Group has been cooperating with investigations by the DOJ and OFAC into suspicions of breaches of sanctions. The Group is currently engaged in discussions with both agencies to find a resolution through settlement. A provision of £450 million has been recognised in 2022, however it cannot be excluded that the amount of any potential settlement with the DOJ and OFAC may vary from this amount.
(i) Charges in respect of Nigerian FCCPC case
In 2022, a charge of £79 million was recognised, related to the conclusion of the investigation into alleged violations of the Nigerian Competition and Consumer Protection Act and National Tobacco Control Act.
(j) Charges in respect of assets held-for-sale
On 11 March 2022, the Group announced the intention to transfer its Russian business in full compliance with international and local laws. The Group has two subsidiaries in Russia (BAT Russia), being JSC British American Tobacco-SPb and JSC International Tobacco Marketing Services (ITMS). In addition, the Group's subsidiary in Belarus, International Tobacco Marketing Services BY, will form part of the transaction. Upon completion, it is intended that the Group will no longer have a presence in Russia (or Belarus).
In accordance with IFRS 5, the assets and liabilities of these subsidiaries have been classified as held-for-sale at 31 December 2022 and presented as such on the balance sheet at an estimated fair value less costs to sell. An impairment charge of £554 million and associated costs of £58 million have been recognised in Other operating expenses as adjusting items. Refer to note 27(d)(i) for further details.
(k) Auditor’s remuneration

	2022 £m	2021 £m	2020 £m
Auditor’s remuneration
Total expense for audit services pursuant to legislation:
–fees to KPMG LLP for Parent Company and Group audit	9.4	8.7	8.7
–fees to KPMG LLP firms and associates for local statutory and Group reporting audits	11.0	9.5	9.9
Total audit fees expense - KPMG LLP firms and associates	20.4	18.2	18.6
Audit fees expense to other firms	0.2	0.2	0.2
Total audit fees expense	20.6	18.4	18.8
Fees to KPMG LLP firms and associates for other services:
–audit-related assurance services	7.1	8.0	8.5
–other assurance services	0.9	0.3	0.5
–tax advisory services	—	—	—
–tax compliance	—	—	—
–audit of defined benefit schemes of the Company	0.2	0.4	0.5
–other non-audit services	—	—	—
	8.2	8.7	9.5
The total auditor’s remuneration to KPMG firms and associates included above are £28.6 million (2021: £26.9 million; 2020: £28.1 million).
Under SEC regulations, the remuneration to KPMG firms and associates of £28.6 million in 2022 (2021: £26.9 million; 2020: £28.1 million) is required to be presented as follows: audit fees £27.5 million (2021: £26.2 million; 2020: £27.5 million), audit-related fees £0.2 million (2021: £0.4 million; 2020: £0.5 million), tax fees £nil (2021: £nil; 2020: £nil) and all other fees £0.9 million (2021: £0.3 million; 2020: £0.1 million). Audit-related fees are in respect of services provided to associated pension schemes. All other fees are in respect of other assurance services, including those provided over information derived from the financial information systems subject to audit or over the controls over those systems.

7 Restructuring and integration costs
Restructuring costs reflect the costs incurred as a result of initiatives to improve the effectiveness and the efficiency of the Group as a globally integrated enterprise. These costs represent additional expenses incurred that are not related to the normal business and day-to-day activities. These initiatives include the costs associated with Quantum, being a review of the Group’s organisational structure announced in 2019 to simplify the business and create a more efficient, agile and focused company. In 2020 and 2022, these also included a review of the Group’s manufacturing operations. Restructuring initiatives (including as related to Quantum) have largely been announced to those that will be impacted, although the delivery of such programmes is expected to be substantially completed by the end of 2023.
The costs of the Group’s initiatives are included in profit from operations under the following headings:

	Notes	2022 £m	2021 £m	2020 £m
Employee benefit costs	3	315	160	91
Depreciation, amortisation and impairment costs	4	220	(11)	151
Other operating income	5	(1)	—	—
Other operating expenses		237	1	166
		771	150	408
The adjusting charge in 2022, 2021 and 2020 relates to the cost of employee packages in respect of Quantum and the ongoing costs associated with initiatives to improve the effectiveness and efficiency of the Group as a globally integrated organisation. In addition, Quantum initiatives in certain countries have resulted in the move to above market business models utilising local distributors as importers. As a consequence, with the cessation of a physical presence in these markets, foreign exchange previously recognised in Other Comprehensive Income for these countries has been reclassified to the income statement and reported within other operating expenses (note 22(c)(i)).
The restructuring costs in 2022 include costs related to factory closures or rationalisation in APME, Europe and the U.S. and costs recognised as part of the Group's announced exit from Egypt.
In 2021, included under the Quantum initiatives above is a charge of £27 million, including £4 million for foreign exchange reclassified from equity (note 22(c)(i)), related to the Group's withdrawal from Myanmar. In addition, as set out in note 4, goodwill in relation to Myanmar was impaired and charged to the income statement.
The depreciation, amortisation and impairment costs in 2021 included a credit of £25 million due to a partial reversal of previously estimated impairment following the revision of factory rationalisation initiatives.
Also, in 2021, included within other operating expenses is a credit of £59 million representing the release of an accrual on the successful conclusion of the dispute with former shareholders of Reynolds American, as explained in note 31.
The adjusting charges in 2020 are mainly in relation to Quantum and the downsizing and factory rationalisation activities in the Netherlands, Hungary, Russia and APME.
Also, in 2020, as a consequence of a reduction in volumes due to the significant increase in excise in Indonesia, the Group announced a restructuring programme which included the partial closure of the factory operations in Indonesia. As a result of this decision, a £69 million impairment was recognised in respect of machinery. This impairment charge related to some of the machinery in use as well as machinery held for future use which, following the significant changes in consumer preferences, is not expected to be brought in to manufacturing in the future.

8 Net finance costs
(a) Net finance costs/(income)

	2022 £m	2021 £m	2020 £m
Interest expense	1,602	1,436	1,605
Interest expense on lease liabilities	25	24	26
Facility fees	21	33	23
Interest and fair value related to early repurchase of bonds (note 8(b))	—	—	142
Interest related to adjusting tax payables (note 8(b))	36	31	11
Fair value changes on derivative financial instruments and hedged items	(473)	252	(217)
Fair value change on other financial items (note 8(b))	(2)	24	—
Exchange differences	524	(279)	205
Finance costs	1,733	1,521	1,795
Interest under the effective interest method	(92)	(35)	(50)
Finance income	(92)	(35)	(50)
Net finance costs	1,641	1,486	1,745
The Group manages foreign exchange gains and losses and fair value changes on a net basis excluding adjusting items, which are explained in note 8(b). The derivatives that generate the fair value changes are explained in note 19.
Facility fees principally relate to the Group’s central banking facilities.
In October 2020, the Group completed a tender offer to repurchase sterling-equivalent £2,653 million of bonds, including £24 million of accrued interest. Following this, in November 2020, the Group also completed a ‘make-whole’ bond redemption exercise of sterling-equivalent £462 million of bonds, including £6 million of accrued interest. Other costs directly associated with the early repurchase of bonds, including the premium paid, were treated as adjusting items, as detailed in note 8(b).
(b) Adjusting items included in net finance costs
Adjusting items are significant items in net finance costs which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance.
The Group recognised interest on adjusting tax payables of £36 million (2021: £31 million; 2020: £11 million), which included interest of
£33 million (2021: £20 million; 2020: £21 million) in relation to the Franked Investment Income Group Litigation Order (FII GLO) (note 10(b)), £3 million in respect of a potential tax claw back due to the factory closure in Switzerland in 2022, an amnesty tax payment of £11 million in Turkey in 2021 and a net credit of £10 million in 2020 in respect of the excise dispute (note 6(g)) and withholding tax in Russia.
Included within £2 million of fair value changes on other financial items are:
(i) £15 million of foreign exchange arising on the revaluation of foreign currency balances held in Russia that no longer qualify for hedge accounting, due to the proposed transfer of the Group's Russian business as detailed in note 27(d)(i); and
(ii) In 2021, as part of the disposal of the Group’s operations in Iran (note 27(d)), a provision of £24 million was charged to net finance costs against non-current investments held at fair value due to the uncertainty around recovery of these funds. In 2022, part of these funds were recovered and therefore a reversal of the provision of £17 million is recognised in net finance costs.
In 2020, the Group incurred additional interest costs of £157 million and fair value gains of £15 million in relation to the early repurchase of bonds.

9 Associates and joint ventures

		2022		2021		2020
	Total £m	Group’s share £m	Total £m	Group's share £m	Total £m	Group's share £m
Revenue	9,486	2,675	7,668	2,164	7,001	1,983
Profit from operations	1,971	622	1,911	567	2,006	591
Net finance costs	21	4	13	2	(6)	(2)
Profit on ordinary activities before taxation	1,992	626	1,924	569	2,000	589
Taxation on ordinary activities	(595)	(176)	(499)	(147)	(421)	(125)
Profit on ordinary activities after taxation	1,397	450	1,425	422	1,579	464
Non-controlling interests	(27)	(8)	(22)	(7)	(30)	(9)
Post-tax results of associates and joint ventures	1,370	442	1,403	415	1,549	455
Enumerated below are movements that have impacted the post-tax results of associates and joint ventures in 2022, 2021 and 2020.
The amounts below were reported as adjusting items under the share of profit from associates in the income statement.
(a) Adjusting items
In 2022, the Group’s interest in ITC Ltd. (ITC) decreased from 29.38% to 29.19% (2021: 29.42% to 29.38%; 2020: 29.46% to 29.42%) as a result of ITC issuing ordinary shares under the ITC Employee Share Option Scheme. The issue of these shares and change in the Group’s share of ITC resulted in a loss of £3 million (2021: £6 million gain; 2020: £17 million gain), which is treated as a deemed partial disposal and included in the income statement.
Also, in the first half of 2022, the Group impaired the investment in Organigram by £59 million (net of tax), driven by the decrease in the company’s share price.
In addition to this, the Group incurred a £2 million charge (2021: £2 million; 2020: £nil) in relation to the amortisation of acquired intangibles associated with the acquisition of Organigram in March 2021, as described in note 14.
During 2022, the Group decided to cease business activities altogether in Yemen, due to the challenging operating environment in the country. This led to the full impairment of the investment in the Group's remaining associate in Yemen, United Industries Company Limited, with a charge of £18 million to the income statement.
In 2021, the Group had already impaired the investment in Kamaran Industry & Investment Company, the Group’s other associate in Yemen. This resulted in a charge of £18 million to the income statement.
As detailed in note 14, also in 2021, as a result of the liquidation of Tisak d.d., the Group reclassified the foreign exchange previously recognised in other comprehensive income to the income statement. This resulted in a credit of £2 million to the income statement.
In 2020, ITC recognised a charge in respect of the cost of leaf tobacco stocks destroyed in a third-party warehouse fire, the Group’s share of which was £4 million.
(b) Other financial information
The Group’s share of the results of associates and joint ventures is shown in the table below.

	2022	2021	2020
	Group’s share £m	Group’s share £m	Group’s share £m
Profit on ordinary activities after taxation
– attributable to owners of the parent	442	415	455
Other comprehensive income:
Items that may be reclassified to profit and loss	6	(17)	(98)
Items that will not be reclassified to profit and loss	19	14	(34)
Total comprehensive income	467	412	323

Summarised financial information of the Group’s associates and joint ventures is shown below.

			2022
	ITC £m	Others £m	Total £m
Revenue	7,126	2,360	9,486
Profit on ordinary activities before taxation	2,395	(403)	1,992
Post-tax results of associates and joint ventures	1,761	(391)	1,370
Other comprehensive income	56	32	88
Total comprehensive income	1,817	(359)	1,458

			2021
	ITC £m	Others £m	Total £m
Revenue	5,312	2,356	7,668
Profit on ordinary activities before taxation	1,931	(7)	1,924
Post-tax results of associates and joint ventures	1,427	(24)	1,403
Other comprehensive income	(11)	—	(11)
Total comprehensive income	1,416	(24)	1,392

			2020
	ITC £m	Others £m	Total £m
Revenue	4,892	2,109	7,001
Profit on ordinary activities before taxation	1,930	70	2,000
Post-tax results of associates and joint ventures	1,495	54	1,549
Other comprehensive income	(450)	—	(450)
Total comprehensive income	1,045	54	1,099

10 Taxation on ordinary activities
(a) Summary of taxation on ordinary activities

	2022 £m	2021 £m	2020 £m
UK corporation tax	(3)	(25)	38
Comprising:
– current year tax expense	2	1	38
– adjustments in respect of prior periods	(5)	(26)	—
Overseas tax	2,721	2,401	2,387
Comprising:
– current year tax expense	2,675	2,418	2,369
– adjustments in respect of prior periods	46	(17)	18
Total current tax	2,718	2,376	2,425
Deferred tax	(240)	(187)	(317)
Comprising:
– deferred tax relating to origination and reversal of temporary differences	(174)	(29)	(184)
– deferred tax relating to changes in tax rates	(66)	(158)	(133)
	2,478	2,189	2,108
(b) Franked Investment Income Group Litigation Order
The Group is the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (HMRC) in the Franked Investment Income Group Litigation Order (FII GLO). There were 17 corporate groups in the FII GLO as at 31 December 2022. The case concerns the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK.
The original claim was filed in 2003. The trial of the claim was split broadly into issues of liability and quantification. The main liability issues were heard by the High Court, Court of Appeal and Supreme Court in the UK and the European Court of Justice in the period to November 2012. The detailed technical issues of the quantification mechanics of the claim were heard by the High Court during May and June 2014 and the judgment handed down on 18 December 2014. The High Court determined that in respect of issues concerning the calculation of unlawfully charged corporation tax and advance corporation tax, the law of restitution including the defence on change of position and questions concerning the calculation of overpaid interest, the approach of the Group was broadly preferred. The conclusion reached by the High Court would, if upheld, produce an estimated receivable of £1.2 billion for the Group. Appeals on a majority of the issues were made to the Court of Appeal, which heard the arguments in June 2016. The Court of Appeal determined in November 2016 on the majority of issues that the conclusion reached by the High Court should be upheld. The Supreme Court gave permission for a number of issues to be appealed in two separate hearings. The first, in February 2020, concerned the time limit for bringing claims. HMRC sought to challenge existing case law. In November 2020, the Supreme Court handed down its judgment. The Supreme Court agreed to overturn existing case law partially but introduced a new test for determining whether claims of this type are in time. The case has been remitted to the High Court to apply that new test to the facts. The second hearing was heard in December 2020 and concerned issues relating to the type of claims BAT is entitled to bring. The judgment from the second hearing was handed down in July 2021. Applying that judgment reduces the value of the FII claim to approximately £0.3 billion, mainly as the result of the application of simple interest and the limitation to claims for advance corporation tax offset against lawful corporation tax charges, which is subject to the determination of the timing issue by the High Court and any subsequent appeal.
During 2015, HMRC paid to the Group a gross amount of £1,224 million in two separate payments. The payments made by HMRC have been made without any admission of liability and are subject to refund were HMRC to succeed on appeal. The second payment in November 2015 followed the introduction of a new 45% tax on the interest component of restitution claims against HMRC. HMRC held back £261 million from the second payment contending that it represents the new 45% tax on that payment, leading to total cash received by the Group of £963 million. Actions challenging the legality of the withholding of the 45% tax have been lodged by the Group. The First Tier Tribunal found in favour of HMRC in July 2017 and the Group’s appeal to the Upper Tribunal was heard in July 2018 and judgment has not yet been handed down.
The net £0.9 billion held by the Group is higher than the current value of the claim referred to above. Due to the uncertainty of the amounts and eventual outcome, the Group has not recognised any impact in the Income Statement in the current or prior period. The receipt, net of the deduction by HMRC, is held within trade and other payables as disclosed in note 25. Any future recognition as income will be treated as an adjusting item, due to the size of the amount, with interest of £33 million for the 12 months to 31 December 2022 (2021: £20 million; 2020: £21 million) accruing on the balance, which was also treated as an adjusting item.
The final resolution of all issues in the litigation is likely to take a number of years. The Group made an interim repayment to HMRC of £50 million in 2022 and intends to make further interim repayments in future periods.

(c) Factors affecting the taxation charge
The taxation charge differs from the standard rate of corporation tax in the UK of 19% for 2022, 2021 and 2020. The major causes of this difference are listed below;

	2022		2021		2020
	£m	%	£m	%	£m	%
Profit before tax	9,324		9,163		8,672
Less: share of post-tax results of associates and joint ventures (see note 9)	(442)		(415)		(455)
	8,882		8,748		8,217
Tax at 19% (2021: 19% and 2020: 19%) on the above	1,688	19.0	1,662	19.0	1,561	19.0
Factors affecting the tax rate:
Tax at standard rates other than UK corporation tax rate	397	4.5	319	3.6	368	4.5
Other national tax charges	244	2.7	184	2.1	142	1.7
Permanent differences	83	0.9	87	1.0	20	0.3
Overseas withholding taxes	156	1.8	189	2.2	155	1.9
Double taxation relief on UK profits	(26)	(0.3)	(23)	(0.3)	(22)	(0.3)
Unutilised/(utilised) tax losses	12	0.1	(10)	(0.1)	5	0.1
Adjustments in respect of prior periods	41	0.5	(43)	(0.5)	18	0.2
Deferred tax relating to changes in tax rates	(66)	(0.7)	(158)	(1.8)	(133)	(1.6)
Additional net deferred tax (credits)/charges	(51)	(0.6)	(18)	(0.2)	(6)	(0.1)
	2,478	27.9	2,189	25.0	2,108	25.7

(d) Adjusting items included in taxation
In 2022, adjusting items in taxation included a net credit of £27 million mainly relating to the revaluation of deferred tax liabilities arising on trademarks recognised in the Reynolds American acquisition in 2017 due to changes in U.S. state tax rates and a potential clawback of tax reliefs arising on the closure of the Group's factory in Switzerland.
In 2021, adjusting items in taxation included a net credit of £91 million mainly relating to the revaluation of deferred tax liabilities arising on trademarks recognised in the Reynolds American acquisition in 2017 due to changes in U.S. state tax rates.
In 2020, adjusting items in taxation included a net credit of £35 million mainly relating to the release of a provision regarding the application of overseas withholding tax, the revaluation of deferred tax liabilities arising on trademarks recognised in the Reynolds American acquisition in 2017 due to changes in U.S. state tax rates and the excise dispute in Russia (note 6(g)).
(e) Tax on adjusting items
In addition, the tax on adjusting items, separated between the different categories, as per note 11, amounted to £176 million (2021: £119 million; 2020: £287 million). The adjustment to the adjusted earnings per share (note 11) also includes £5 million (2021: £6 million; 2020: £8 million) in respect of the non-controlling interests’ share of the adjusting items net of tax.
(f) Tax on items recognised directly in other comprehensive income

	2022 £m	2021 £m	2020 £m
Current tax	(6)	(4)	(5)
Deferred tax	(106)	(110)	23
(Charged)/credited to other comprehensive income	(112)	(114)	18
(g) Tax on items recognised directly in equity
In relation to the perpetual hybrid bonds issued on 27 September 2021 (note 22(d)), tax relief of £11 million (2021: £5 million) has been recognised, principally in relation to the coupon incurred.

11 Earnings per share
Earnings used in the basic, diluted and headline earnings per share calculation represent the profit attributable to the ordinary equity shareholders after deducting amounts representing the coupon on perpetual hybrid bonds on a pro-rata basis regardless of whether coupons have been deferred or paid in the period. Below is a reconciliation of the earnings used to calculate earnings per share:

	2022 £m	2021 £m	2020 £m
Earnings attributable to owners of the parent	6,666	6,801	6,400
Coupon on perpetual hybrid bonds	(60)	(15)	—
Tax on coupon on perpetual hybrid bonds	11	3	—
Earnings	6,617	6,789	6,400
Below is a reconciliation from basic to diluted earnings per share:

			2022			2021			2020
	Earnings £m	Weighted average number of shares m	Earnings per share pence	Earnings £m	Weighted average number of shares m	Earnings per share pence	Earnings £m	Weighted average number of shares m	Earnings per share pence
Basic earnings per share (ordinary shares of 25p each)	6,617	2,256	293.3	6,789	2,287	296.9	6,400	2,286	280.0
Share options	—	11	(1.4)	—	10	(1.3)	—	9	(1.1)
Diluted earnings per share	6,617	2,267	291.9	6,789	2,297	295.6	6,400	2,295	278.9

Adjusted earnings per share calculation
Earnings have been affected by a number of adjusting items, which are described in notes 3 to 10. Adjusting items are significant items in the profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance. To illustrate the impact of these items, an adjusted earnings per share calculation is shown below.

							Basic
		2022		2021		2020
	Notes	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence
Basic earnings per share		6,617	293.3	6,789	296.9	6,400	280.0
Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	4	285	12.6	363	15.9	548	24.0
Tax and non-controlling interests on amortisation and impairment of goodwill, trademarks and similar intangibles	10(e)	(67)	(3.0)	(71)	(3.1)	(77)	(3.4)
Effect of Brazil VAT case	5,6(a)	(460)	(20.4)	—	—	—	—
Tax on Brazil VAT case	10(e)	72	3.2	—	—	—	—
Effect of disposal of subsidiaries	6(f)	(6)	(0.3)	358	15.7	—	—
Effect of excise and VAT disputes	6(g)	—	—	26	1.1	(40)	(1.7)
Tax on excise and VAT disputes	10(d)	—	—	(3)	(0.1)	14	0.6
Effect of charges in respect of DOJ and OFAC investigations	6(h)	450	19.9	—	—	—	—
Effect of charges in respect of Nigerian FCCPC case	6(i)	79	3.5	—	—	—	—
Effect of impairment on held-for-sale assets and associated costs	6(j)	612	27.2	—	—	—	—
Tax effect of impairment of assets held-for-sale and associated costs	10(e)	(10)	(0.4)	—	—	—	—
Effect of restructuring and integration costs	7	771	34.2	150	6.5	408	17.8
Tax and non-controlling interests on restructuring and integration costs	10(d)(e)	(116)	(5.1)	(39)	(1.7)	(64)	(2.8)
Other adjusting items	3,6(d)	154	6.8	19	0.8	487	21.2
Tax effect on other adjusting items	10(e)	(37)	(1.6)	(5)	(0.2)	(104)	(4.5)
Effect of early repurchase of bonds	8(b)	—	—	—	—	142	6.2
Tax effect of early repurchase of bonds	10(e)	—	—	—	—	(32)	(1.4)
Effect of interest on FII GLO settlement and other	8(b)	34	1.5	55	2.4	11	0.5
Tax effect of interest on FII GLO settlement and other	10(e)	(6)	(0.3)	—	—	(4)	(0.2)
Effect of associates' adjusting items net of tax	9(a)	92	4.1	12	0.5	(13)	(0.6)
Deferred tax relating to changes in tax rates	10(d)	(44)	(2.0)	(98)	(4.3)	(21)	(0.9)
Effect of retrospective guidance on WHT	10(d)	—	—	—	—	(42)	(1.8)
Adjusted earnings per share (basic)		8,420	373.2	7,556	330.4	7,613	333.0

							Diluted
		2022		2021		2020
	Notes	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence
Diluted earnings per share		6,617	291.9	6,789	295.6	6,400	278.9
Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	4	285	12.6	363	15.8	548	23.9
Tax and non-controlling interests on amortisation and impairment of goodwill, trademarks and similar intangibles	10(e)	(67)	(3.0)	(71)	(3.1)	(77)	(3.4)
Effect of Brazil VAT case	5,6(a)	(460)	(20.3)	—	—	—	—
Tax on Brazil VAT case	10(e)	72	3.2	—	—	—	—
Effect of disposal of subsidiaries	6(f)	(6)	(0.3)	358	15.6	—	—
Effect of excise and VAT disputes	6(g)	—	—	26	1.1	(40)	(1.7)
Tax on excise and VAT disputes	10(d)	—	—	(3)	(0.1)	14	0.6
Effect of charges in respect of DOJ and OFAC investigations	6(h)	450	19.9	—	—	—	—
Effect of charges in respect of Nigerian FCCPC case	6(i)	79	3.5	—	—	—	—
Effect of impairment on held-for-sale assets and associated costs	6(j)	612	26.8	—	—	—	—
Tax effect of impairment of assets held-for-sale and associated costs	10(e)	(10)	(0.4)	—	—	—	—
Effect of restructuring and integration costs	7	771	34.0	150	6.6	408	17.7
Tax and non-controlling interests on restructuring and integration costs	10(d)(e)	(116)	(5.1)	(39)	(1.7)	(64)	(2.8)
Other adjusting items	3,6(d)	154	6.8	19	0.8	487	21.2
Tax effect on other adjusting items	10(e)	(37)	(1.6)	(5)	(0.2)	(104)	(4.5)
Effect of early repurchase of bonds	8(b)	—	—	—	—	142	6.2
Tax effect of early repurchase of bonds	10(e)	—	—	—	—	(32)	(1.4)
Effect of interest on FII GLO settlement and other	8(b)	34	1.5	55	2.4	11	0.5
Tax effect of interest on FII GLO settlement and other	10(e)	(6)	(0.3)	—	—	(4)	(0.2)
Effect of associates' adjusting items net of tax	9(a)	92	4.1	12	0.5	(13)	(0.6)
Deferred tax relating to changes in tax rates	10(d)	(44)	(1.9)	(98)	(4.3)	(21)	(0.9)
Effect of retrospective guidance on WHT	10(d)	—	—	—	—	(42)	(1.8)
Adjusted earnings per share (diluted)		8,420	371.4	7,556	329.0	7,613	331.7

Headline earnings per share as required by the JSE Limited
The presentation of headline earnings per share, as an alternative measure of earnings per share, is mandated under the JSE Listing Requirements. It is calculated in accordance with Circular 1/2021 ‘Headline Earnings’, as issued by the South African Institute of
Chartered Accountants.

						Basic
	2022		2021		2020
	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence
Basic earnings per share	6,617	293.3	6,789	296.9	6,400	280.0
Effect of impairment of intangibles, property, plant and equipment, associates and assets held-for-sale	429	19.0	138	6.0	465	20.3
Tax and non-controlling interests on intangibles, property, plant and equipment, associates and assets held-for-sale	(77)	(3.4)	(42)	(1.8)	(74)	(3.3)
Effect of gains on disposal of property, plant and equipment, trademarks, held-for-sale assets, partial/full termination of IFRS 16 leases, and sale and leaseback	(21)	(0.9)	(10)	(0.4)	(26)	(1.1)
Tax and non-controlling interests on disposal of property, plant and equipment, held-for-sale assets, partial/full termination of IFRS 16 leases, and sale and leaseback	5	0.2	2	0.1	8	0.3
Effect of impairment of subsidiaries	548	24.2	83	3.6	—	—
Tax on impairment of subsidiaries	(10)	(0.4)	—	—	—	—
Effect of foreign exchange reclassification from reserves to the income statement
– Subsidiaries	6	0.3	291	12.7	—	—
– Associates	(1)	—	(2)	(0.1)	—	—
Issue of shares and change in shareholding in associate	3	0.1	(6)	(0.3)	(17)	(0.7)
Headline earnings per share (basic)	7,499	332.4	7,243	316.7	6,756	295.5

						Diluted
	2022		2021		2020
	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence
Diluted earnings per share	6,617	291.9	6,789	295.6	6,400	278.9
Effect of impairment of intangibles, property, plant and equipment, associates and assets held-for-sale	429	18.9	138	6.0	465	20.3
Tax and non-controlling interests on intangibles, property, plant and equipment, associates and assets held-for-sale	(77)	(3.4)	(42)	(1.8)	(74)	(3.3)
Effect of gains on disposal of property, plant and equipment, trademarks, held-for-sale assets, partial/full termination of IFRS 16 leases, and sale and leaseback	(21)	(0.9)	(10)	(0.4)	(26)	(1.1)
Tax and non-controlling interests on disposal of property, plant and equipment, held-for-sale assets, partial/full termination of IFRS 16 leases, and sale and leaseback	5	0.2	2	0.1	8	0.3
Effect of impairment of subsidiaries	548	24.1	83	3.6	—	—
Tax on impairment of subsidiaries	(10)	(0.4)	—	—	—	—
Effect of foreign exchange reclassification from reserves to the income statement
– Subsidiaries	6	0.3	291	12.6	—	—
– Associates	(1)	—	(2)	(0.1)	—	—
Issue of shares and change in shareholding in associate	3	0.1	(6)	(0.3)	(17)	(0.7)
Headline earnings per share (diluted)	7,499	330.8	7,243	315.3	6,756	294.4

12 Intangible assets
(a) Overview of intangible assets

					2022
	Goodwill £m	Computer software £m	Trademarks and similar intangibles £m	Assets in the course of development £m	Total £m
1 January
Cost	43,194	1,266	74,227	156	118,843
Accumulated amortisation and impairment		(858)	(2,360)		(3,218)
Net book value at 1 January	43,194	408	71,867	156	115,625
Differences on exchange	4,762	5	9,033	2	13,802
Additions
– internal development	—	—	—	37	37
– separately acquired	—	—	—	85	85
Reallocations	—	96	29	(125)	—
Amortisation charge	—	(128)	(309)	—	(437)
Impairment	—	(3)	(10)	(11)	(24)
Disposals	—	—	(7)	—	(7)
Held for sale	—	(4)	—	(2)	(6)
31 December
Cost	47,956	1,379	83,454	153	132,942
Accumulated amortisation and impairment		(1,005)	(2,851)	(11)	(3,867)
Net book value at 31 December	47,956	374	80,603	142	129,075

					2021
	Goodwill £m	Computer software £m	Trademarks and similar intangibles £m	Assets in the course of development £m	Total £m
1 January
Cost	43,319	1,307	73,598	120	118,344
Accumulated amortisation and impairment		(885)	(2,116)		(3,001)
Net book value at 1 January	43,319	422	71,482	120	115,343
Differences on exchange	(68)	(3)	640	—	569
Additions
– internal development	—	—	—	139	139
– separately acquired	—	—	60	33	93
Reallocations	—	118	18	(136)	—
Amortisation charge	—	(116)	(319)	—	(435)
Impairment	(57)	(13)	(14)	—	(84)
31 December
Cost	43,194	1,266	74,227	156	118,843
Accumulated amortisation and impairment		(858)	(2,360)		(3,218)
Net book value at 31 December	43,194	408	71,867	156	115,625
(b) Goodwill
Goodwill of £47,956 million (2021: £43,194 million) is included in intangible assets in the balance sheet of which the following are the significant acquisitions: Reynolds American £37,181 million (2021: £33,021 million); Rothmans Group £4,704 million (2021: £4,408 million); Imperial Tobacco Canada £2,460 million (2021: £2,345 million); ETI (Italy) £1,461 million (2021: £1,384 million) and ST (principally Scandinavia) £1,102 million (2021: £1,043 million). The principal allocations of goodwill in the Rothmans’ acquisition are to the cash-generating units of Europe and South Africa, with the remainder mainly relating to operations in APME.
During 2022, there was no goodwill impairment (2021: £57 million) as explained in note 12(e)(iv) below.
(c) Trademarks and similar intangibles
Trademarks and similar intangibles with indefinite lives
The net book value of trademarks and similar intangibles with indefinite lives is £78,228 million (2021: £69,475 million) and relates to the acquisition of Reynolds American. The trademarks acquired, including Newport, Camel, Natural American Spirit, Grizzly and Pall Mall, all of which are part of the Group’s Strategic Portfolio of key brands, form the core focus of the U.S. business and receive significant support in the form of dedicated internal resources, forecasting and, where appropriate, marketing investment. These trademarks have significant market share and positive cashflow growth expectations. There are no regulatory or contractual restrictions on the use of the trademarks, and there are no plans by management to significantly redirect resources elsewhere.

Consequently, in the view of management, these trademarks do not have a foreseeable and definite end to their ability to generate future cash flows and hence are not amortised.
Trademarks and similar intangibles with definite lives
The majority of trademarks and similar intangibles with definite lives relate to trademarks acquired in previous years. These trademarks are amortised over their expected useful lives, which do not exceed 20 years. Included in the net book value of trademarks and similar intangibles are trademarks relating to the acquisition of Reynolds American £2,071 million (2021: £2,038 million).
(d) Computer software and assets in the course of development
Included in computer software and assets in the course of development are internally developed assets with a carrying value of £423 million (2021: £517 million). The costs of internally developed assets include capitalised expenses of employees working full time on software development projects, third-party consultants and software licence fees from third-party suppliers.
The Group has £1 million of future contractual commitments (2021: £2 million) related to intangible assets.
(e) Impairment testing
(i) Overview
a. Estimation uncertainty
As described in note 1, the critical accounting estimates used in the preparation of the consolidated financial statements include the review of asset values, especially indefinite life assets such as goodwill and certain trademarks and similar intangibles.
There is significant judgement with regard to assumptions and estimates involved in the forecasting of future cash flows, which form the basis of the assessment of the recoverability of these assets, with the effect that the value-in-use of calculations incorporate estimation uncertainty, particularly for certain assets held in relation to the Canadian and U.S. markets.
b. Impact of climate change
The impact of climate change on the future cash flows has been considered for scenarios analysed in terms of future access to tobacco and nicotine. The climate change scenario analyses – conducted in line with TCFD recommendations – undertaken this year did not identify any material financial impact.
(ii) Impairment testing – Trademarks and similar intangibles with indefinite lives (brands)
The trademarks and similar intangibles with indefinite lives (brands) have been tested for impairment on a value-in-use basis. The value-in-use calculations use cash flows based on detailed brand budgets prepared by management using projected sales volumes and pricing (net revenue) and projected brand profitability covering a five-year horizon and, thereafter, grown into perpetuity. Corporate costs are allocated to the brand budgets based on either specific allocations, where appropriate, or based on revenue. The discount rates and long-term growth rates applied to the brand value-in-use calculations have been determined by local management based on experience, specific market and brand trends and pricing and cost expectations. As the trademarks and similar intangibles with indefinite lives relate to the acquisition of Reynolds American, the brand budgets used in the value-in-use calculations have also been incorporated into the budget information used in the impairment testing of Reynolds American goodwill.

		2022		2021
	Carrying amount £m	Pre-tax discount rate %*	Carrying amount £m	Pre-tax discount rate %
Indefinite-lived intangibles
Newport	33,236	9.2	29,517	9.9
Camel	14,058	8.9	12,485	9.4
Pall Mall	6,252	8.6	5,552	8.8
Natural American Spirit	13,019	8.6	11,562	8.7
Camel Snus	1,355	8.6	1,203	8.7
Grizzly	10,308	8.6	9,155	8.7
Total	78,228		69,474
Note:
*    The pre-tax discount rates for all indefinite-lived intangibles have declined in comparison to 2021 primarily as the result of a change in U.S. federal tax rate assumption in 2022. On a post-tax basis the discount rates for all the indefinite-lived intangibles have increased when compared with 2021, except for Newport which, as the most exposed brand to mentholated products, saw a greater shift in risk for the discount rate into the cash flows, in 2022, in relation to the proposed product standard to prohibit menthol as a characterising flavour in cigarettes (outlined further in note 12(e)(v).
Refer to note 12(e)(v) for further information on brand impairment testing.

(iii) Cash-generating units and information on goodwill impairment testing
In 2022, goodwill was allocated for impairment testing purposes to 17 (2021: 17) individual cash-generating units (CGUs) – one in the U.S. (2021: one), six in AmSSA (2021: six), four in Europe (2021: four) and six in APME (2021: six).

		2022		2021
	Carrying amount £m	Pre-tax discount rate %	Carrying amount £m	Pre-tax discount rate %
Cash-generating unit
Reynolds American	37,181	8.8	33,021	8.4
Europe	5,670	7.5	5,362	6.1
Canada	2,460	19.4	2,345	19.3
Australia	755	8.2	719	6.8
South Africa*	541	10.4	512	14.6
Singapore	398	7.9	352	8.2
GTR	264	7.6	233	7.7
Malaysia	240	11.4	226	11.2
Peru*	103	7.5	91	10.7
Other	344	8.0	333	6.8
Total	47,956		43,194
Note:
*    Due to difficult trading conditions and uncertainties resulting from the COVID-19 pandemic in the prior year, a more granular market-led approach was adopted in formulating the CGUs financial forecast and value-in-use assumptions. However, given these risk factors have now dissipated, the CGUs have been assessed through the established Group approach in the current year.
Included within ‘Other’ above is goodwill arising on various acquisitions that have been allocated to eight cash-generating units which are, individually, insignificant. The pre-tax discount rate represents the weighted average pre-tax discount rate.
The recoverable amounts of all cash-generating units have been determined on a value-in-use basis. The key assumptions for the recoverable amounts of all units are the projected sales volumes and pricing (net revenues), operating margins and long-term growth rates, which directly impact the cash flows, and the discount rates used in the calculation. The long-term growth rate is used purely for the impairment testing of goodwill under IAS 36 Impairment of Assets and does not reflect long-term planning assumptions used by the Group for investment proposals or for any other assessments.
Post-tax discount rates were used in the impairment testing, based on the Group’s weighted average cost of capital, taking into account the cost of capital and borrowings, to which specific market-related premium adjustments are made. These adjustments are derived from external sources and are based on the spread between bonds (or credit default swaps, or similar indicators) issued by the relevant local (or comparable) government, adjusted for the Group’s own credit market risk. For ease of use and consistency in application, these results are periodically calibrated into bands based on internationally recognised credit ratings. This applies to all CGUs with the exception of Reynolds which had its discount rate independently determined based on its own weighted average cost of capital and U.S. market-related premiums. In general, an overall increase in post-tax discount rates in 2022 has been observed, primarily driven by higher interest rates and bond yields. In relation to Reynolds, this has been partially offset by a reduction in the risk-adjustment incorporated into the 2021 discount rates which has now been incorporated directly into the cash flows.
The long-term growth rates and discount rates have been applied to the budgeted cash flows of each cash-generating unit. These cash flows have been determined by local management based on experience, specific market and brand trends, as well as pricing and cost expectations. These have been endorsed by Group management as part of the consolidated Group’s budget.
(iv) Impairment testing – Goodwill (excluding Reynolds American and Canada)
The value-in-use calculations use cash flows based on detailed financial budgets prepared by management covering a one-year period extrapolated over a 10-year horizon with growth of 3% (2021: 3%) in years 2 to 10, after which a growth rate of 1% (2021: 1%) having been assumed as the long-term volume decline is more than offset by pricing to drive revenue growth. A 10-year horizon is considered appropriate based on the Group’s history of profit and cash growth, its well-balanced portfolio of brands and the industry in which it operates.
For the Malaysian cash-generating unit, as a result of regulatory and macro-economic conditions, the above assumptions were amended to reflect the short- to medium-term plans of the country or area management spanning up to a period of five years after which a long-term growth rate of 0% has been assumed. For the Malaysian cash-generating units headroom to reduce to £nil, the forecasted cash flows would need to reduce by 11.5% year on year or the pre-tax discount rate would have to increase by 1.5%, both of which management does not consider to be reasonably possible. The Group will continue to monitor Malaysia's performance going forward to identify if any impairment triggers materialise.
South Africa is positively recovering from the COVID-19 pandemic and the five-month sales ban in 2020, with the forecasted cashflows prepared to reflect the continued expected recovery with no further indication of impairment.
The Group had recognised an impairment charge of £54 million in 2021 for its Peruvian cash generating unit due to continued difficult trading conditions as a consequence of the COVID-19 pandemic and its impact on the forecasted operating cashflows which partially reduced the carrying value of goodwill to £91 million. As a result of the assessment, in 2022, no further deterioration in performance was identified requiring further impairment consideration.

In 2021, the Group also impaired in full the goodwill of Myanmar resulting in an impairment charge of £3 million.
Following the application of a reasonable range of sensitivities to all cash-generating units, there was no reasonably possible scenario identified that would lead to a potential impairment charge.
(v) Impairment testing – Reynolds American
Goodwill relating to Reynolds American and the indefinite-lived brand intangibles
On 28 April 2022, the FDA announced a proposed product standard to prohibit menthol as a characterising flavour in cigarettes, consistent with their previously stated timeline. Management notes that the proposal of a product standard does not itself constitute a ban on menthol in cigarettes given the proposed standard is still required to go through the established U.S. comprehensive rule-making process, the timetable and outcome for which was, and remains, uncertain. Further to this, on 21 June 2022, the FDA announced plans to develop a proposed product standard that would establish a maximum nicotine level in cigarettes and certain other combustible tobacco products to reduce addictiveness. Management notes that the FDA announcement does not itself constitute restrictions on nicotine levels in cigarettes, and any proposed regulation of nicotine in cigarettes would need to be introduced through the established U.S. comprehensive rule-making process, the timetable and outcome for which was, and remains, uncertain. Management do not deem this to be a new development but rather a continuation of the rulemaking process that the FDA initiated in 2017 that was later put on hold.
In December 2022, the sale of most tobacco products with characterising flavours (including menthol) other than tobacco were banned in the state of California. The impact of such ban does not present an indicator of a potential impairment for Reynolds American goodwill or any of the indefinite-lived intangibles. The Group has a long-standing track record of managing regulatory shifts and, in the event of regulatory change, the Group remains confident in its ability to navigate that environment successfully. Since 2018, having considered the combination of the risk of implementation and impact of any change in regulations, the Group has not recognised any impairment on either the Newport or Camel brands or the Reynolds American cash-generating unit.
In 2022, the value-in-use calculations have been determined based on probability weighted scenarios to derive a risk-adjusted cash flow forecast applied within the valuations. Management incorporated the following scenarios into the valuation:
–Management’s internal forecast (risk of the proposed product standard to prohibit menthol as a characterising flavour in cigarettes incorporated into the long-term growth rate).
–Assuming a final product standard to prohibit menthol as a characterising flavour in cigarettes becomes effective in the final year of the discrete forecast period (Management’s best estimate of the ban’s effective date, if a final rule is published).
–No product standard to prohibit menthol as a characterising flavour in cigarettes ultimately ends up being introduced.
This is a change in valuation methodology from 2021 where management prepared one cash flow forecast with the potential impact/risk of a proposed product standard to prohibit menthol as a characterising flavour in cigarettes incorporated into the long-term growth rate and discount rate. This change was a result of the timing of a proposed product standard narrowing given we have moved one year further forward.
The value-in-use calculations for brands, as described in note 12(e)(ii) above, have been incorporated in the probability weighted scenarios used in the Reynolds American goodwill model. The value-in-use calculations have been prepared based on a five-year risk-adjusted cash flow forecast which assumes a long-term volume decline of cigarettes generally offset by pricing. After this forecast, a probability weighted growth rate of 1.05% has been assumed for the Reynolds American cash-generating unit, 0.89% for Newport, 0.93% for Camel, and 1.0%for all remaining indefinite life intangibles.
The excess of value-in-use earnings over the carrying values (headroom) of the Reynolds American cash-generating unit and the Newport, Camel, Pall Mall, Grizzly and Camel Snus brand intangibles would be reduced to nil if the following individual changes were made to the key assumptions used in the impairment model.

	Reynolds American goodwill %	Newport %	Camel %	Pall Mall %	Grizzly %	Camel Snus %
Assumptions
Decrease in revenue by*	6.1	21.0	28.6	14.1	8.9	5.1
Increase in pre-tax discount rate by	0.8	3.4	5.5	2.2	0.8	0.4
Decrease in long-term growth rate by	0.8	4.0	7.0	2.4	1.0	0.5
Note:
*    Revenue sensitivities are performed in isolation and do not include the removal of the corresponding variable cost of sales.
The change in revenue assumption is based on revenue in the five-year forecast reducing by the stated percentage in each year without any future recovery and assumes that other assumptions are not changed. Management concluded that such reduction would not be reasonably possible for either Reynolds American goodwill or the indefinite-lived intangibles.
As a result of a reduction in the excess of value-in-use earnings over the carrying values (headroom) on Reynolds American goodwill in 2022, reasonably possible changes to key assumptions, within the value-in-use model, could result in an impairment charge. The following movements in key assumptions are deemed to be reasonably possible and would result in the following:

Current headroom (£m)	Assumptions	Reasonable possible change	Impact (£m)	Possible impairment (£m)
11,826	Pre-tax discount rate	Increase of 0.93%	(13,355)	(1,529)
	Long-term growth rates	Decrease of 0.85%	(13,036)	(1,210)

Reasonably possible changes to key assumptions, within the value-in-use model, which could result in an impairment charge were also identified for Camel Snus. The following movements in key assumptions are deemed to be reasonably possible and would result in the following:

Current headroom (£m)	Assumptions	Reasonable possible change	Impact (£m)	Possible impairment (£m)
95	Pre-tax discount rate	Increase of 0.94%	(165)	(70)
	Long-term growth rates	Decrease of 1.00%	(175)	(80)
The sensitivities relating to the pre-tax discount rates above are based upon a change in the risk-free rate only, as a directional potential impact. It is recognised that such changes may arise in a combination of assumptions within the discount rate calculation.
Apart from Camel Snus, management concluded that no reasonably possible scenarios were identified that resulted in any of the indefinite-lived intangibles requiring an impairment charge. However, it is noted that if adverse movement occurred in a combination of the above key assumptions for the Pall Mall brand intangible this may result in an impairment charge.
(vi) Impairment testing – Canada
Goodwill relating to Imperial Tobacco Canada Ltd (ITCAN)
In March 2019, ITCAN obtained an Initial Order from the Ontario Superior Court of Justice granting it protection under the Companies’ Creditors Arrangement Act (CCAA). If the CCAA creditor protection were to end, significant liabilities might crystallise. As a consequence, to reflect the risk to future operating cash flows, the value-in-use calculations have been prepared based on a five-year cash flow forecast, after which a growth rate of -2.5% and a pre-tax discount rate of 19.4% (2021: 19.3%) have been assumed. Further information on the Quebec Class Actions and CCAA can be found in note 31.
In addition to the increase in discount rate, a reasonable range of sensitivities was applied to the value-in-use calculation, and there was no risk of an impairment charge identified.
The excess of value-in-use earnings over the carrying values (headroom) of the ITCAN goodwill would be reduced to nil if the following individual changes, none of which are considered reasonably possible by management, were made to the key assumptions used in the impairment model. The change in revenue assumption is based on combustibles revenue in the five-year forecast reducing by 20.6% in each year and assumes that other assumptions are not changed.

Canada goodwill %
Assumptions
Decrease in revenue by	20.6
Increase in pre-tax discount rate by	10.2
Note:
*    Revenue sensitivities are performed in isolation and do not include the removal of the corresponding variable cost of sales.

The £2,460 million of goodwill relating to ITCAN on the Group’s balance sheet at 31 December 2022 will continue to be reviewed on a regular basis. Any future impairment charge would result in a non-cash charge to the income statement that will be treated as an adjusting item.

13 Property, plant and equipment
(a) Overview of property, plant and equipment, including right-of-use assets

						2022
	Freehold property £m	Leasehold property £m	Plant, equipment and other owned £m	Plant, equipment and other leased £m	Assets in the course of construction £m	Total £m
1 January
Cost	1,421	847	5,750	247	706	8,971
Accumulated depreciation and impairment	(388)	(370)	(3,130)	(130)		(4,018)
Net book value at 1 January	1,033	477	2,620	117	706	4,953
Differences on exchange	68	30	164	9	48	319
Additions
– right-of-use assets	—	117	—	117	—	234
– separately acquired	—	—	32	—	471	503
Reallocations	44	21	374	2	(441)	—
Depreciation	(36)	(112)	(323)	(68)	—	(539)
Impairment	(62)	(39)	(210)	(4)	(4)	(319)
Right-of-use assets - reassessments, modifications and terminations	—	(16)	—	4	—	(12)
Disposals	(4)	(2)	(15)	—	3	(18)
Net reclassifications as held-for-sale	(41)	(10)	(187)	—	(16)	(254)
31 December
Cost	1,475	940	5,962	362	767	9,506
Accumulated depreciation and impairment	(473)	(474)	(3,507)	(185)	—	(4,639)
Net book value at 31 December	1,002	466	2,455	177	767	4,867

						2021
	Freehold property £m	Leasehold property £m	Plant, equipment and other owned £m	Plant, equipment and other leased £m	Assets in the course of construction £m	Total £m
1 January
Cost	1,518	798	5,807	217	764	9,104
Accumulated depreciation and impairment	(444)	(315)	(3,175)	(110)		(4,044)
Net book value at 1 January	1,074	483	2,632	107	764	5,060
Differences on exchange	(23)	(22)	(135)	(5)	(18)	(203)
Additions
– right-of-use assets	—	88	—	76	—	164
– separately acquired	—	1	45	—	508	554
Reallocations	44	51	441	1	(537)	—
Depreciation	(35)	(110)	(303)	(57)	—	(505)
Impairment	(4)	(2)	(37)	—	(11)	(54)
Right-of-use assets - reassessments, modifications and terminations	—	(11)	—	(5)	—	(16)
Disposals	(7)	(1)	(12)	—	—	(20)
Net reclassifications as held-for-sale	(16)	—	(11)	—	—	(27)
31 December
Cost	1,421	847	5,750	247	706	8,971
Accumulated depreciation and impairment	(388)	(370)	(3,130)	(130)		(4,018)
Net book value at 31 December	1,033	477	2,620	117	706	4,953
Refer to notes 4 and 7 for more information on property, plant and equipment impairments. The £254 million (2021: £27 million) of assets reclassified as held-for-sale in 2022 primarily relates to the Group's operations in Russia and Belarus and in 2021, the Group's Iranian subsidiary, BAT Pars, as disclosed in note 27(d).
ESG Investments: Included in additions in 2022 is an amount of £27.1 million related to investments directed towards equipment to drive energy efficiency and renewable energy generation, water recycling and efficiency projects, waste reduction, and product innovation-led specification improvements to drive recyclability and reduce waste.

The Group has £80 million of future contractual commitments (2021: £90 million) related to property, plant and equipment.
(b) Right-of-use assets
In accordance with IFRS 16 Leases, the right-of-use assets related to leased properties have been included in the asset class ‘Leasehold Property’ (note 13(c)) and other right-of-use assets have been reported under ‘Plant, equipment and other leased’.
The Group leases various offices, warehouses, retail spaces, equipment and vehicles through its subsidiaries across the globe. Arrangements are entered into in the course of ordinary business, and lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions reflecting local commercial practice. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.
Assets representing ‘plant, equipment and other’ relate to leases of various assets including tobacco vending machines, industrial equipment and distribution vehicles in Brazil, Japan, Pakistan, Poland, Romania, Switzerland, the U.S. and other countries.
(c) Leasehold property
As of 31 December 2022, the Group holds £152 million (2021: £165 million) of leasehold properties acquired and another £314 million (2021: £312 million) of right-of-use leased properties.
Assets representing ‘leasehold property’ relate to leases in respect of offices, retail space, warehouses and manufacturing facilities occupied by Group subsidiaries and include property leases with lease terms of more than five years in Bangladesh, Brazil, China, Germany, Italy, Mexico, Romania, Singapore, the UK and the U.S., amongst other countries. In addition, capitalised expenditure representing leasehold improvements is included in this asset class.

	2022 £m	2021 £m
Leasehold land and property comprises
- net book value of long leasehold	15	14
- net book value of short leasehold	451	463
	466	477

2022
Leasehold property net book value movements for the year ended 31 December 2022	Net book value at 1 January £m	Differences on exchange £m	Depreciation and impairment £m	Other net movements* £m	Net book value at 31 December £m
- Property acquired (IAS 16)	165	11	(41)	17	152
- Right-of-use properties (IFRS 16)	312	19	(110)	93	314
	477	30	(151)	110	466

					2021
Leasehold property net book value movements for the year ended 31 December 2021	Net book value at 1 January £m	Differences on exchange £m	Depreciation and impairment £m	Other net movements* £m	Net book value at 31 December £m
- Property acquired (IAS 16)	132	(8)	(13)	54	165
- Right-of-use properties (IFRS 16)	351	(14)	(99)	74	312
	483	(22)	(112)	128	477
Note:
*    Property acquired (IAS 16 Property, plant and equipment) other net movements for leasehold improvements represent additions (directly acquired and/or transferred from assets in the course of construction) net of disposals, whereas other net movements for right-of-use properties (IFRS 16) relate to new leases net of reassessments, modifications and terminations as reported in the Property, plant and equipment movement table in note 13(a).
(d) Freehold property
As of 31 December 2022, the Group owns freehold property amounting to £1,002 million (2021: £1,033 million), representing factories, warehouses and office buildings together with adjoining land, mainly in the U.S., the UK, Bangladesh, Indonesia and South Korea.

	2022 £m	2021 £m
Cost of freehold land within freehold property on which no depreciation is provided	246	242

14 Investments in associates and joint ventures

	2022 £m	2021 £m
1 January	1,948	1,796
Total comprehensive income (note 9)	467	412
Dividends	(438)	(392)
Additions (note 27(c))	39	130
Other equity movements	4	2
31 December	2,020	1,948
Non-current assets	1,400	1,286
Current assets	1,138	1,144
Non-current liabilities	(75)	(83)
Current liabilities	(443)	(399)
	2,020	1,948
ITC Ltd. (Group’s share of the market value is £12,059 million (2021 £7,839 million))	1,865	1,759
Other listed associates (Group’s share of the market value is £206 million (2021: £232 million))	106	154
Unlisted associates	49	35
	2,020	1,948
The principal associate undertaking of the Group is ITC Ltd. (ITC). Included within the dividends amount of £438 million
(2021: £392 million) are £427 million (2021: £383 million) attributable to dividends declared by ITC.
As explained in note 27(c), acquisitions during the year included mostly investments in Sanity Group GmbH and Steady State LLC.
In 2021, acquisitions largely related to investments in Organigram Holdings Inc.
Organigram
On 11 March 2021, the Group announced a strategic collaboration agreement with Organigram Inc., a wholly owned subsidiary of publicly traded Organigram Holdings Inc. (collectively, Organigram). Under the terms of the transaction, a Group subsidiary acquired a 19.9% (2022: 19.4%) equity stake in Organigram Holdings Inc. (listed on both the Nasdaq and Toronto Stock Exchange under the symbol ‘OGI’) to become its largest shareholder.
The Group’s share of the fair value of net assets acquired included £49 million of intangibles and £30 million of goodwill, representing a strategic premium to enter the legal cannabis market in North America.
During 2022, management reassessed the carrying value of the Group’s investment in Organigram Holdings Inc. due to a reduction in the entity's share price being identified as a trigger for a detailed impairment assessment to be undertaken. As part of this exercise, management took into consideration Organigram’s share price, internal value-in-use calculations, external trading multiples and broker forecasts. As a result of this analysis, it was concluded that an impairment charge of £65 million (or £59 million net of tax) was required against the carrying value of the investment in associate, with the recoverable amount as at 31 December 2022 being £73 million (2021: £125 million). Management will continue to monitor the carrying value, in line with IAS 36, over the course of future periods.
Tisak d.d.
The Group’s investment in Tisak d.d. (Tisak) was acquired as part of the TDR Group in 2015. During 2016, the Group entered into an agreement with Tisak’s parent Agrokor d.d. (Agrokor) to convert certain outstanding trading balances into long-term loans and an additional shareholding in Tisak. As part of the agreement, Agrokor had the right to reacquire the additional shareholding in Tisak. As a consequence of this, while the Group had legal ownership of the additional shareholding, it did not consider that the shares provided any additional equity interest and continued to account for 26% of the equity of Tisak. In 2017, due to the financial difficulties of Agrokor and Tisak, the Group fully impaired this investment resulting in a charge of £27 million to the income statement in that year that was reported as an adjusting item. In July 2018, Agrokor’s creditors approved a settlement plan proposed by Agrokor’s administrators. The settlement plan has not returned any value to the Group, and Tisak was liquidated on 21 September 2021.
Charlotte’s Web Holdings Inc.
In November 2022, the Group announced a £48 million investment in Charlotte’s Web Holdings, Inc. (Charlotte's Web). Based in Colorado, USA, and listed on the Toronto Stock Exchange, Charlotte’s Web holds a prominent position in innovative hemp extract wellness products. The Group’s investment has been made via a 7-year convertible debenture which is convertible at the Group’s discretion into a non-controlling equity stake in Charlotte’s Web of around 19.9%. As part of the investment agreement, the Group has the right to appoint directors to the Board of Charlotte’s Web. However, given the investment does not give the Group any current right to a share of the earnings or net assets of the investee, the investment has been classified as an investment at fair value through profit and loss (see note 18). On conversion of the loan note, the Group would equity account for its investment.

ITC Ltd.
ITC is an Indian conglomerate based in Kolkata and maintains a presence in cigarettes, hotels, paper and packaging, agri-business and other fast-moving goods (e.g. confectionery, branded apparel, personal care, stationery and safety matches). BAT’s interest in ITC is 29.19%.
ITC prepares accounts on a quarterly basis with a 31 March year-end. As permitted by IAS 28 Investments in associates and joint ventures, results up to 30 September 2022 have been used in applying the equity method. This is driven by the availability of information at the half-year, to be consistent with the treatment in the Group’s interim accounts. Any further information available after the date used for reporting purposes is reviewed and any material items adjusted for in the final results. The latest published information available is at 31 December 2022.

	2022 £m	2021 £m
Non-current assets	4,402	3,889
Current assets	3,465	3,391
Non-current liabilities	(233)	(231)
Current liabilities	(1,244)	(1,061)
	6,390	5,988
Group’s share of ITC Ltd. (2022: 29.19%; 2021: 29.38%)	1,865	1,759

15 Retirement benefit schemes
The Group operates various funded and unfunded defined benefit schemes, including pension and post-retirement healthcare schemes, and defined contribution pension schemes through its subsidiary undertakings in multiple jurisdictions, with its most significant arrangements being in the U.S., the UK, Canada, Germany, Switzerland and the Netherlands. Together, schemes in these territories account for over 90% of the total underlying obligations of the Group’s defined benefit arrangements and over 70% of the current service cost.
Pension obligations consist mainly of final salary pension schemes which provide benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on members’ length of service and their salary in the final years leading up to retirement. In addition, the Group operates several healthcare benefit schemes, of which the most significant are in the U.S. and Canada. The majority of defined benefit schemes allow for the future accrual of benefits. With the exception of arrangements required under local regulations, most of the Group’s arrangements are closed to new entrants.
Benefits provided through defined contribution schemes are charged as an expense as payments fall due. The liabilities arising in respect of defined benefit schemes are determined in accordance with the advice of independent, professionally qualified actuaries, using the projected unit credit method. It is Group policy that all schemes are formally valued at least every three years.
Through its defined benefit pension schemes and healthcare benefit schemes, the Group is exposed to a number of risks, including:
–Asset volatility: The scheme liabilities are calculated using discount rates set by reference to bond yields. If scheme assets underperform this yield, e.g. due to stock market volatility, this may create a deficit. However, most funded schemes hold a proportion of assets which are expected to outperform bonds in the long term, and the majority of schemes by value are subject to local regulation regarding funding deficits. In addition, schemes in the UK and Canada have purchased insurance contracts which exactly match valuation volatility of all or part of the scheme liabilities.
–Changes in bond yields: A decrease in corporate bond yields will increase scheme liabilities, although this will be partially offset by an increase in the value of the schemes’ bond holdings, ‘buy-in’ insurance assets or other hedging instruments.
–Inflation risk: Some of the Group’s pension obligations are linked to inflation, and higher inflation will lead to higher liabilities, although in most cases, caps on the level of inflationary increases are in place in the scheme rules, while some assets and derivatives provide specific inflation protection.
–Life expectancy: The majority of the schemes’ obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plans’ liabilities. Assumptions regarding mortality and mortality improvements are regularly reviewed in line with actuarial tables and scheme specific experience.
The Group has an internal body, the Pensions Executive Committee (PEC), that is chaired by the Finance and Transformation Director. The PEC sets and oversees a set of philosophies, policies and practices in respect of post-employment benefits including, but not limited to, design, funding, investment strategy, risk management and governance. It also reviews significant changes to defined benefit schemes in the countries with the most significant liabilities, and defined contribution schemes in the countries with the most significant costs. Significant changes to defined benefit arrangements include scheme closures to future accrual and risk management exercises such as the ‘buy-in’ and ‘buy-out’ transactions referred to below.
A ‘buy-out’ transaction is where a pension scheme derecognises all (or part) of its liabilities, removing it from the balance sheet, by permanently transferring those obligations from the sponsoring employer to a third-party provider and eliminating all further legal or constructive obligation to the pension scheme or to the sponsoring employer. By contrast, with a ‘buy-in’ transaction the scheme liabilities remain on the balance sheet and the sponsoring employer remains responsible for the fulfilment of the pension obligations. However, these obligations are de-risked through the purchase of an insurance product designed to match the underlying cash flows of the pension liability reducing the risks associated with improved longevity and interest and discount rate movements. The Group consequently benefits from the ‘buy-in’ as it reduces the individual scheme’s reliance on the Group for future cash funding requirements.

All of the Group’s arrangements, including funded schemes where formal trusts or equivalents are required, have been developed and are operated in accordance with local practices and regulations where applicable in the countries concerned. Responsibility for the governance of these schemes, including specific investment decisions and funding contribution schedules, generally lies with the trustees, or equivalent bodies, of each arrangement. The trustees will usually consist of representatives appointed by both the sponsoring company and the beneficiaries.
The funded arrangements in the Group have policies on investment management, including strategies over a preferred long-term investment profile, and schemes in certain territories including Canada and the Netherlands manage their bond portfolios to match the weighted average duration of scheme liabilities. In addition, as noted below, certain arrangements in the UK and Canada have been de-risked through the purchase of insurance policies. The majority of funded schemes are subject to local regulations regarding funding requirements. Contributions to defined benefit schemes are determined after consultation with the respective trustees and actuaries of the individual externally funded schemes, and after taking into account regulatory requirements in each territory. The Group’s contributions to funded defined benefit schemes in 2023 in total are expected to be £110 million compared to £74 million in 2022.
U.S.
In the U.S., the main funded pension plan is the Reynolds and Affiliates Pension Plan which was formed at the end of 2022 through a merger of the Reynolds American Retirement Plan (PEP) and the Retirement Income Plan for Certain RAI Affiliates (Affiliates). The only funded healthcare scheme is the Brown & Williamson Tobacco Corporation Welfare & Fringe Benefit Plan. Each of the above were established with corporate trustees that are required to run the plan in accordance with the plan’s rules and to comply with all relevant legislation, including the Employee Retirement Income Security Act of 1974.
The corporate trustees act as custodians with a committee of local management acting in a fiduciary capacity with regard to investment decisions, risk mitigation and administration of the arrangements. Contributions to the various funded plans are agreed with the named fiduciary, scheme actuaries and the committee of local management after taking account of statutory requirements including the Pension Protection Act of 2006, as amended. Through its U.S. subsidiaries, the Group may make significant contributions, either as required by statutory requirements or at the discretion of the Group, with the aim of maintaining a funding status of at least 90% and remaining fully funded in the long term. During 2022, the Group did not contribute to its funded pension and post-retirement plans in the U.S. and does not expect to do so in 2023.
For funded plans in the U.S., the trustees employ a risk mitigation strategy which seeks to balance pension plan returns with a reasonable level of funded status volatility. Based on this framework, the asset allocation has two primary components. The first component is the hedging portfolio, which uses extended duration fixed income holdings (typically U.S. Government and investment grade corporate bonds) and, to a lesser extent, derivatives to match a significant portion of the interest rate risk associated with the benefit obligations, thereby reducing expected funded status volatility. The second component is the return-seeking portfolio, which is designed to enhance portfolio returns. The return-seeking portfolio is broadly diversified across asset classes.
On 7 October 2021, the Group concluded a transaction affecting portions of the membership of the former PEP and former Affiliates plans referred to above, allowing the Group to fully settle portions of its liability by transferring the obligations to the Metropolitan Tower Life Insurance Company in a buy-out. Approximately US$1.9 billion (£1.4 billion) of plan liabilities were removed from the balance sheet, resulting in a settlement gain of £35 million. A further partial buy-out affecting portions of the membership of the former PEP and former Affiliates plans was concluded on 7 June 2022, with approximately US$1.6 billion (£1.3 billion) of plan liabilities removed from the balance sheet, resulting in a settlement gain of £16 million.
At 31 December 2022, the Reynolds and Affiliates Pension Plan was reporting a surplus under IAS 19 in total of £567 million (2021: £463 million). Under the rules of this plan, after assuming the gradual settlement of the plan liabilities over the lives of the arrangements, any surplus would be returnable to the Group in the event of a termination or could otherwise be repurposed for other existing or replacement benefit plans, and accordingly, no surplus restriction has been recognised.
United Kingdom
In the UK, the main pension arrangement is the British American Tobacco UK Pension Fund (UKPF), which is established under trust law and has a corporate trustee that is required to run the scheme in accordance with the UKPF’s Trust Deed and Rules and to comply with the Pension Scheme Act 1993, Pensions Act 1995, Pensions Act 2004 and all other relevant legislation. With effect from 1 July 2020, UKPF was closed to further accrual of benefits with all active members becoming deferred members. A past service credit was recognised on the difference between the salary increase assumption for active members and the inflation assumption for deferred members at the date of the plan amendment and curtailment of benefits.
The formal triennial actuarial valuation of the UKPF was last carried out with an effective date of 31 March 2020. This showed that UKPF had a surplus of £139 million on a Technical Provisions basis, in accordance with the statutory funding objective. The Trustee also has a Long-Term Funding Target to be fully funded on a Solvency Liabilities basis by 2026, and on this basis UKPF had a surplus of £7 million at the valuation date. Under IAS 19, this was reported as a net retirement benefit asset of £143 million (2021: £293 million).
Under the UKPF scheme rules, the Trustee does not have a unilateral power to commence a wind up of UKPF, and the Group has recognised a surplus as an unconditional right to a refund assuming the gradual settlement of the UKPF liabilities over the life of the scheme with any future surplus returnable to the Group at the end of the life of the scheme. The funding commitment is not considered onerous, and no additional liabilities or surplus restrictions have been recognised.
Following the completion of the valuation noted above, the Trustee and the Group agreed a new Schedule of Contributions with an effective date of 5 October 2020. This schedule was subsequently replaced with a new Schedule with an effective date of 30 March 2021, such that the Group made no contributions in 2021 but was committed to pay £18 million in July 2022 and £18 million in July 2023 as contributions towards further de-risking of UKPF’s assets and securing members’ benefits. The Schedule of

Contributions was further amended on 8 August 2022 such that the Group would make no contributions in 2022 but would commit to pay £36 million in July 2023. However, the Trustee retained the right to require an interim payment of up to £18 million at any time before 19 August 2023 should it consider this, in all the circumstances, to be necessary and appropriate. Consequently, no contributions were made to UKPF in 2022 or 2021.
On 26 October 2022, the Group entered into an agreement with the Trustee to provide a temporary liquidity facility capped at £40 million for up to two years. The facility will be used for the purposes of providing short-term liquidity for UKPF, should this be necessary, in meeting capital calls in respect of the certain residual investments held by UKPF. Once borrowed and repaid, amounts cannot be redrawn. Interest will accrue on the amounts borrowed under the facility at SONIA plus 2.25% p.a. A commitment charge of 0.56% will be paid by the Trustee. As at 31 December 2022 this facility was undrawn.
As part of its risk management strategy, on 31 May 2019, the UK Trustee entered into a buy-in agreement with Pension Insurance Corporation plc (‘PIC’) to acquire an insurance policy with the intent of matching a specific part of UKPF’s future cash flows arising from the accrued pension liabilities of retired and deferred members and improving the security to the UKPF and its members. On an IAS 19 basis, the subsequent fair value of the insurance policy matches the present value of the liabilities being insured. On 19 May 2021, the Trustee entered into an agreement with PIC to acquire a second buy-in policy which involved the transfer of £383 million of assets held by UKPF to PIC, and on 26 October 2022, a third and final buy-in policy was acquired with PIC. £198 million of assets were transferred immediately with £35 million of the premium deferred until 2023 and 2024.
As a result of these transactions, approximately 94% of the assets held by UKPF (2021: 84%) are represented by the buy-in contracts, covering 100% of UKPF’s retirement liabilities (2021: 91%). On an IAS 19 basis, the subsequent fair value of the insurance policies matches the present value of the liabilities being insured.
For the residual assets held by UKPF, the current allocation is broadly split as 75% in risk reducing assets and 25% in return seeking assets. The return seeking portfolio is invested in illiquid assets which, in the normal course of events, will wind down naturally over time, with their value being realised as the investments mature. This is consistent with the Trustee’s ultimate target which is to be 100% invested in risk reducing assets or matching assets. Given the strong funding position of UKPF as shown in the 31 March 2020 actuarial valuation, the Trustee will continue to review the investment strategy and may look to increase the proportion of risk-reducing or matching assets, commensurate with their ultimate target to further reduce UKPF’s exposure to asset volatility.
Other territories
Payments made to pensioners by the operating companies in Germany, net of income on scheme assets, are deemed to be company contributions to the Contractual Trust Arrangements and are anticipated to be around £40 million in 2023 and £39 million per annum for the four years after that. Contributions to pension schemes in Canada, Netherlands and Switzerland in total are anticipated to be around £17 million in 2023 and then also around £9 million per annum for the four years after that.
For schemes in the Netherlands reporting surpluses of £46 million (2021: £77 million), these surpluses have been recognised as an unconditional right to a refund assuming the gradual settlement of the pension liabilities over the life of the scheme, with any future surplus returnable to the Group at the end of the life of the scheme, and similarly for the surplus relating to schemes in Germany of £150 million (2021: £nil). For schemes in surplus in Canada of £35 million (2021: £27 million), the economic benefit has been calculated as a combination of the expected level of administration expenses which may be charged to the plan assets in accordance with the plan rules, which economically represents a potential surplus refund, and the value of the employer reserve account as defined in legislation, which represents a potential reduction in contributions on an ongoing basis or a surplus refund at the end of the life of the scheme.
On 2 September 2021, the Group through its Canadian subsidiaries entered into a buy-in agreement with five insurers to acquire insurance policies that operate as assets of its largest Canadian scheme, the Imasco Pension Fund Society Plan (Society Plan), by transferring plan assets of CAD $766 million (£451 million). The transaction was met entirely from the pension plan assets with no further funding required from the Group. The buy-in covered all the Society Plan’s liabilities in relation to pensioners and deferred members as well as the pensions accrued up to 31 December 2021 for active members. The Group consequently benefits from the buy-in as it reduces the Society Plan’s reliance on the Group for future cash funding requirements. For the residual assets, the Society Plan is 100% invested in risk reducing assets, consistent with the Canadian subsidiary’s ultimate de-risking target.

Unfunded arrangements
The majority of benefit payments are from trustee administered funds, however, there are also a number of unfunded schemes where the sponsoring company meets the benefit payment obligation as it falls due, including UK-based Defined Benefit and Defined Contribution Unapproved Unfunded Retirement Benefit Schemes (DB UURBS and DC UURBS respectively). The DC UURBS credits accrued in the year are increased in line with the Company’s Weighted Average Cost of Debt and the scheme is therefore treated as a defined benefit scheme under IAS 19. For unfunded pension schemes in the U.S. and UK, 50% of the liabilities reported at year-end are expected to be settled by the Group within 10 years, 29% between 10 and 20 years, 14% between 20 and 30 years, and 7% thereafter. For unfunded healthcare schemes in the U.S. and Canada, 71% of the liabilities reported at year-end are expected to be settled by the Group within 10 years, 23% between 10 and 20 years, 5% between 20 and 30 years, and 1% thereafter.
The amounts recognised in the balance sheet are determined as follows:

	Pension schemes		Healthcare schemes		Total
	2022 £m	2021 £m	2022 £m	2021 £m	2022 £m	2021 £m
Present value of funded scheme liabilities	(6,310)	(9,859)	(205)	(225)	(6,515)	(10,084)
Fair value of funded scheme assets	7,271	10,644	153	172	7,424	10,816
	961	785	(52)	(53)	909	732
Unrecognised funded scheme surpluses	(61)	(16)	—	—	(61)	(16)
	900	769	(52)	(53)	848	716
Present value of unfunded scheme liabilities	(387)	(555)	(410)	(482)	(797)	(1,037)
	513	214	(462)	(535)	51	(321)

The above net asset/(liability) is recognised in the balance sheet as follows:
– retirement benefit scheme liabilities	(483)	(702)	(466)	(537)	(949)	(1,239)
– retirement benefit scheme assets	996	916	4	2	1,000	918
	513	214	(462)	(535)	51	(321)
The net assets/(liabilities) of funded pension schemes by territory are as follows:

	Liabilities		Assets		Total
	2022 £m	2021 £m	2022 £m	2021 £m	2022 £m	2021 £m
– U.S.	(1,552)	(3,378)	2,046	3,748	494	370
– UK	(2,114)	(3,357)	2,256	3,645	142	288
– Germany	(711)	(913)	861	896	150	(17)
– Canada	(574)	(706)	613	724	39	18
– Netherlands	(693)	(769)	739	846	46	77
– Switzerland	(279)	(317)	308	311	29	(6)
– Rest of Group	(387)	(419)	448	474	61	55
Funded schemes	(6,310)	(9,859)	7,271	10,644	961	785
Of the Group’s unfunded pension schemes, 47% (2021: 57%) relate to arrangements in the UK and 39% (2021: 32%) relate to arrangements in the U.S., while 86% (2021: 85%) of the Group’s unfunded healthcare arrangements relate to arrangements in the U.S.
The amounts recognised in the income statement are as follows:

	Pension schemes		Healthcare schemes		Total
	2022 £m	2021 £m	2022 £m	2021 £m	2022 £m	2021 £m
Defined benefit schemes
Service cost
– current service cost	50	60	1	2	51	62
– past service credit, curtailments and settlements	(14)	(29)	1	—	(13)	(29)
Net interest on the net defined benefit liability
– interest on scheme liabilities	224	226	23	19	247	245
– interest on scheme assets	(240)	(226)	(6)	(5)	(246)	(231)
– interest on unrecognised funded scheme surpluses	1	1	—	—	1	1
	21	32	19	16	40	48
Defined contribution schemes	93	91	—	—	93	91
Total amount recognised in the income statement (note 3)	114	123	19	16	133	139
The above charges are recognised within employee benefit costs in note 3 and include a credit of £9 million in 2022 (2021: £23 million) in respect of settlements, past service costs and defined contribution costs reported as part of the restructuring costs and other adjusting items charged in arriving at profit from operations (note 7). Included in current service cost in 2022 is £13 million (2021: £15 million) of administration costs. Current service cost is stated after netting employee contributions, where applicable.

The movements in scheme liabilities are as follows:

	Pension schemes		Healthcare schemes		Total
	2022 £m	2021 £m	2022 £m	2021 £m	2022 £m	2021 £m
Present value at 1 January	10,414	12,572	707	798	11,121	13,370
Differences on exchange	567	(122)	78	5	645	(117)
Current service cost	50	60	1	2	51	62
Past service (credit)/cost and settlements	(1,308)	(1,426)	1	—	(1,307)	(1,426)
Interest on scheme liabilities	224	226	23	19	247	245
Contributions by scheme members	3	3	—	—	3	3
Benefits paid	(586)	(705)	(59)	(55)	(645)	(760)
Actuarial (gains)/losses
– arising from changes in demographic assumptions	(18)	147	—	3	(18)	150
– arising from changes in financial assumptions	(2,775)	(394)	(145)	(18)	(2,920)	(412)
Experience losses/(gains)	126	53	9	(47)	135	6
Present value at 31 December	6,697	10,414	615	707	7,312	11,121
Changes in financial assumptions principally relate to discount rate movements in both years, offset by changes in inflation. Experience losses/(gains) relates to variations from previous assumptions for inflationary increases for pensions-in-payment and deferred pensions as well as adjustments for membership data. Past service (credit)/cost and settlements in the table above includes amounts relating to the U.S. buy-out transaction in both years.

Scheme liabilities by scheme membership:

	Pension schemes		Healthcare schemes		Total
	2022 £m	2021 £m	2022 £m	2021 £m	2022 £m	2021 £m
Active members	756	1,090	31	41	787	1,131
Deferred members	1,055	1,750	1	1	1,056	1,751
Retired members	4,886	7,574	583	665	5,469	8,239
Present value at 31 December	6,697	10,414	615	707	7,312	11,121
Approximately 95% of scheme liabilities in both years relate to guaranteed benefits.

The movements in funded scheme assets are as follows:

	Pension schemes		Healthcare schemes		Total
	2022 £m	2021 £m	2022 £m	2021 £m	2022 £m	2021 £m
Fair value of scheme assets at 1 January	10,644	12,403	172	173	10,816	12,576
Differences on exchange	606	(116)	21	—	627	(116)
Settlements	(1,294)	(1,397)	—	—	(1,294)	(1,397)
Interest on scheme assets	240	226	6	5	246	231
Company contributions	74	74	—	—	74	74
Contributions by scheme members	3	3	—	—	3	3
Benefits paid	(546)	(668)	(15)	(13)	(561)	(681)
Actuarial (losses)/gains	(2,456)	119	(31)	7	(2,487)	126
Fair value of scheme assets at 31 December	7,271	10,644	153	172	7,424	10,816
The actuarial losses and gains in both years principally relate to movements in the fair values of scheme assets including revaluations on initial recognition and subsequent remeasurement of insurance assets acquired in the buy-in transactions referred to above. Actual returns are stated net of applicable taxes and fund management fees. Past service and settlements in the table above includes amounts relating to the U.S. buy-out transactions in both years.
Scheme assets have been diversified into equities, bonds and other assets and are typically invested via fund investment managers into both pooled and segregated mandates of listed and unlisted equities and bonds.

	Pension schemes		Healthcare schemes		Total
	2022 £m	2021 £m	2022 £m	2021 £m	2022 £m	2021 £m
Equities ‒ listed	623	741	5	6	628	747
Equities ‒ unlisted	756	892	50	65	806	957
Bonds ‒ listed	1,167	1,929	18	5	1,185	1,934
Bonds ‒ unlisted	768	1,924	64	72	832	1,996
Other assets ‒ listed	473	543	7	15	480	558
Other assets ‒ unlisted	3,484	4,615	9	9	3,493	4,624
Fair value of scheme assets at 31 December	7,271	10,644	153	172	7,424	10,816
In the above analysis, investments via equity-based investment funds are shown under listed equities, and investments via bond-based investment funds are shown under listed bonds. Other assets include insurance contracts, cash and other deposits, derivatives and other hedges, recoverable taxes, infrastructure investments and investment property. The fair values of listed scheme assets were derived from observable data including quoted market prices and other market data, including market values of individual segregated investments and of pooled investment funds where quoted.
Insurance policies of £2,453 million (2021: £3,473 million), acquired in buy-in transactions in the UK and Canada are included within ‘other assets-unlisted’ in the table above. The fair value of these assets was estimated as the present value of the underlying obligations covered by the insurance policy and consequently the valuation of these assets at each balance sheet date is subject to the same measurement uncertainty as for the related scheme liabilities. The fair values of other unlisted assets, excluding buy-in insurance policies, were determined using an income approach that utilised cash flow models utilising observable inputs and comparing these valuations to benchmark valuations of similar assets. In addition, the fair value of a proportion of the unlisted bonds is estimated by reference to daily broker auctions.
In the U.S, pension plan assets are invested using active investment strategies and multiple investment management firms. Managers within each asset class cover a range of investment styles and approaches. Allowable investment types include public equity, fixed income, real assets, private equity and hedge funds. The range of allowable investment types utilised for pension assets provides enhanced returns and more widely diversifies the plan.
As noted above, during 2022, 2021 and 2019, the UKPF Trustee acquired insurance policies that operate as a UK Fund investment asset in a buy-in transaction. The residual assets of this fund of £143 million (2021: £586 million) now predominantly consist of cash and a proportion of illiquid investments, such as private equity and infrastructure investments, as well as certain liability-driven investments and absolute return funds.
The recognition of retirement benefit surpluses on the balance sheet is restricted where the economic benefit, in the form of a potential refund or reduction in future contributions, has a present value which is less than the net assets of the scheme. The movements in the unrecognised scheme surpluses, recognised in other comprehensive income, are as follows:

	Pension schemes			Healthcare schemes			Total
	2022 £m	2021 £m	2020 £m	2022 £m	2021 £m	2020 £m	2022 £m	2021 £m	2020 £m
Unrecognised funded scheme surpluses at 1 January	(16)	(16)	(28)	—	—	—	(16)	(16)	(28)
Differences on exchange	(4)	2	3	—	—	—	(4)	2	3
Interest on unrecognised funded scheme surpluses	(1)	(1)	(1)	—	—	—	(1)	(1)	(1)
Movement in year (note 22)	(39)	(1)	10	—	—	—	(39)	(1)	10
Unrecognised funded scheme surpluses at 31 December	(60)	(16)	(16)	—	—	—	(60)	(16)	(16)
The principal actuarial assumptions (weighted to reflect individual scheme differences) used in the following territories are shown below. In both years, discount rates are determined by reference to normal yields on high quality corporate bonds at the balance sheet date.

						2022						2021
	U.S.	UK	Germany	Canada	Netherlands	Switzerland	U.S.	UK	Germany	Canada	Netherlands	Switzerland
Rate of increase in salaries (%)	3.3	Nil	2.5	2.5	1.4	1.5	3.4	—	2.5	2.5	1.4	1.2
Rate of increase in pensions in payment (%)	2.4	3.2	2.3	Nil	2.2	Nil	2.5	3.4	1.8	Nil	1.1	Nil
Rate of increase in deferred pensions (%)	0.1	2.8	2.3	Nil	2.2	—	0.1	3.0	1.8	Nil	1.1	—
Discount rate (%)	5.5	5.0	4.2	5.0	3.7	2.1	3.0	1.8	1.3	2.8	1.0	0.2
General inflation (%)	2.5	3.2	2.3	2.0	2.0	1.2	2.5	3.4	1.8	2.0	2.0	1.0

						2022						2021
	U.S.	UK	Germany	Canada	Netherlands	Switzerland	U.S.	UK	Germany	Canada	Netherlands	Switzerland
Weighted average duration of liabilities (years)	10.7	12.4	10.9	9.0	14.4	10.2	12.3	16.7	13.6	11.0	17.1	13.3

For healthcare inflation in the U.S., the assumption is 7.5% for 2022 (2021: 7.0%) and in Canada, the assumption is 5.0% for both years.
Mortality assumptions are subject to regular review. The principal schemes used the following tables:

U.S.	PRI-2012 mortality tables without collar or amount, projected with MP-2021 generational projection except for a specific group of retired members for which the mortality assumption is 99.5% of the RP-2006 table with white collar adjustment, projected with MP-2021 generational projection (both years)
UK	S3PA (YOB) with the CMI (2021) improvement model with a 1.25% long-term improvement rate (2021: S3PA (YOB) with the CMI (2020) improvement model with a 1.25% long-term improvement rate)
Germany	RT Heubeck 2018 G (both years)
Canada	CPM-2014 Private Table (both years)
Netherlands	AG Prognosetafel 2022 (2021: AG Prognosetafel 2020)
Switzerland	LPP/BVG 2020 base table with CMI projection factors for mortality improvements with a 1.5% long-term improvement rate (2021: LPP/BVG 2020 base table with CMI projection factors for mortality improvements with a 1.5% long-term improvement rate)

Based on the above, the weighted average life expectancy, in years, for mortality tables used to determine benefit obligations is as follows:

	U.S.		UK		Germany		Canada		Netherlands		Switzerland
	Male	Female	Male	Female	Male	Female	Male	Female	Male	Female	Male	Female
31 December 2022
Member age 65 (current life expectancy)	22.1	23.6	22.9	24.2	20.6	24.0	22.0	24.4	21.0	24.4	22.0	23.7
Member age 45 (life expectancy at age 65)	22.2	24.1	24.5	26.0	23.4	26.3	23.0	25.3	23.2	26.3	23.9	25.6
31 December 2021
Member age 65 (current life expectancy)	21.6	23.5	22.9	24.2	20.5	23.9	22.0	24.3	20.7	24.1	21.9	23.6
Member age 45 (life expectancy at age 65)	22.1	24.0	24.5	25.9	23.2	26.2	23.0	25.3	22.8	25.8	23.8	25.5
For the remaining territories, typical assumptions are that real salary increases will be from 0% to 8.0% (2021: 0% to 8.0%) per annum and discount rates will be from 0% to 7.5% (2021: 0% to 11.0%) above inflation. Pension increases, where allowed for, are generally assumed to be in line with inflation. Assumptions of life expectancy are in line with best practice in each territory. For countries where there is not a deep market in such corporate bonds, the yield on government bonds is used.
The valuation of retirement benefit schemes involves judgements about uncertain future events. Sensitivities in respect of the key assumptions used to measure the principal pension schemes as at 31 December 2022 are set out below. These sensitivities show the hypothetical impact of a change in each of the listed assumptions in isolation, with the exception of the sensitivity to inflation which incorporates the impact of certain correlating assumptions such as salary increases and pension increases. While each of these sensitivities holds all other assumptions constant, in practice such assumptions rarely change in isolation, while asset values also change, and the impacts may offset to some extent.

	1 year increase £m	1 year decrease £m	percentage increase £m	percentage decrease £m
Average life expectancy – increase/(decrease) of scheme liabilities	170	(171)
Rate of inflation (+/- 25bps) – increase/(decrease) of scheme liabilities			95	(91)
Discount rate (+/- 50bps) – (decrease)/increase of scheme liabilities			(309)	328
A one percent increase in healthcare inflation would increase healthcare scheme liabilities by £25 million, and a one percent decrease would decrease liabilities by £19 million. The income statement effect of this change in assumption is not material.

16 Deferred tax
Net deferred tax (liabilities)/assets comprise:

	Stock relief £m	Excess of capital allowances over depreciation £m	Tax losses £m	Undistributed earnings of associates and subsidiaries £m	Retirement benefits £m	Trademarks £m	Other temporary differences £m	Total £m
1 January 2022	(4)	(151)	94	(221)	139	(16,779)	1,071	(15,851)
Differences on exchange	(8)	(20)	5	(8)	7	(2,109)	126	(2,007)
Credited/(charged) to the income statement	46	50	77	—	(18)	70	(51)	174
Credited/(charged) relating to changes in tax rates	—	(3)	34	—	(1)	45	(9)	66
Charged to other comprehensive income	—	—	—	—	(89)	—	(17)	(106)
Net reclassifications as held-for-sale	(4)	9	—	—	—	—	(27)	(22)
31 December 2022	30	(115)	210	(229)	38	(18,773)	1,093	(17,746)
1 January 2021	(13)	(189)	58	(231)	246	(16,784)	1,133	(15,780)
Differences on exchange	(3)	5	(3)	2	(4)	(149)	4	(148)
Credited/(charged) to the income statement	12	(16)	34	8	(22)	63	(50)	29
Credited/(charged) relating to changes in tax rates	—	49	5	—	(3)	91	16	158
Charged to other comprehensive income	—	—	—	—	(78)	—	(32)	(110)
31 December 2021	(4)	(151)	94	(221)	139	(16,779)	1,071	(15,851)
The net deferred tax liabilities are reflected in the Group balance sheet as follows: deferred tax asset of £682 million and deferred tax liability of £18,428 million (2021: deferred tax asset of £611 million and deferred tax liability of £16,462 million), after offsetting assets and liabilities where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred income taxes relate to the same fiscal authority.
At the balance sheet date, the Group has not recognised a deferred tax asset in respect of unused tax losses of £364 million (2021: £342 million) which have no expiry date and unused tax losses of £429 million (2021: £452 million) which will expire within the next 20 years.
In 2022 and 2021 the Group has not recognised any deferred tax asset in respect of deductible temporary differences which have no expiry date and has not recognised £41 million (2021: £148 million) in respect of deductible temporary differences which will expire within the next 10 years.
At the balance sheet date, the Group has unused tax credits of £80 million (2021: £80 million) which have no expiry date. No amount of deferred tax has been recognised in respect of these unused tax credits.
At the balance sheet date, the aggregate amount of undistributed earnings of subsidiaries which would be subject to dividend withholding tax and for which no withholding tax liability has been recognised was £1.6 billion (2021: £0.9 billion).

17 Trade and other receivables

	2022 £m	2021 £m
Trade receivables	2,609	2,998
Loans and other receivables	1,568	755
Prepayments and accrued income	431	408
	4,608	4,161
Current	4,367	3,951
Non-current	241	210
	4,608	4,161
The majority of receivables are held in order to collect contractual cash flows, in accordance with the Group’s business model for managing financial assets, and hence are measured at amortised cost. In certain countries, however, the Group has entered into factoring arrangements and periodically sells certain trade receivables to banks and other financial institutions, without recourse, for cash. These trade receivables have been derecognised from the statement of financial position to reflect the transfer by the Group of substantially all of the risks and rewards of the receivables, including credit risk. Consequently, the cash inflows have been recognised within operating cash flows. Typically in these arrangements, the Group also acts as a collection agent for the bank. At 31 December 2022, the value of trade receivables derecognised through the factoring arrangements where the Group acts as a collection agent was £533 million (2021: £562 million) and where the Group does not act as a collection agent was £22 million (2021: £8 million). Included in trade receivables above is £164 million (2021: £110 million) of trade debtor balances which were available for factoring under these arrangements. In addition, the Group participates in certain supply chain finance programmes utilised by our customers allowing us to receive payment for invoices earlier than the agreed due date at a discounted value. At 31 December 2022, the value of trade receivables derecognised through these arrangements was £81 million (2021: £171 million).
Included in loans and other receivables are £114 million of litigation related deposits (2021: £84 million). Management has determined that these payments represent a resource controlled by the entity, as a result of past events and from which future economic benefits are expected to flow to the entity either by being recoverable on conclusion of ongoing appeal processes or by reducing amounts potentially payable should the appeal process fail. These deposits are held at the fair value of consideration transferred less impairment, if applicable. The effect of discounting would be immaterial.
In March 2017, the Brazilian Supreme Court ruled that for all taxpayers VAT should not be included in the calculation of social contribution taxes (PIS/Cofins) which are levied based on revenue. In August 2022, Souza Cruz achieved the favourable final and unappealable decision in its individual lawsuit in respect of overpaid taxes to the government. Accordingly, an asset has been recognised in the amount of £624 million (principal amount plus interest) . Furthermore, the Group has a right related to an earn-out linked to the timing of the credit compensation of £97 million.
Also included in loans and other receivables are deposits that do not meet the definition of cash and cash equivalents as well as loans provided to farmers. The cash flows arising from these transactions are included in investing activities and have been reconciled, in note 18, to the cash flow statement.
Prepayments and accrued income include £21 million (2021: £24 million) of accrued income primarily in relation to rebates.
Amounts receivable from related parties including associated undertakings are shown in note 30.

Trade and other receivables have been reported in the balance sheet net of allowances as follows:

	2022 £m	2021 £m
Trade receivables – gross	2,660	3,035
Trade receivables – allowance	(51)	(37)
Loans and other receivables – gross	1,568	755
Loans and other receivables – allowance	—	—
Prepayments and accrued income	431	408
Net trade and other receivables per balance sheet	4,608	4,161
The movements in the allowance account are as follows:

			2022			2021
	Trade receivables £m	Loans and other receivables £m	Total £m	Trade receivables £m	Loans and other receivables £m	Total £m
1 January	37	—	37	41	—	41
Differences on exchange	2	—	2	(2)	—	(2)
Provided in the year	28	—	28	7	—	7
Released	(16)	—	(16)	(9)	—	(9)
31 December	51	—	51	37	—	37

As permitted by IFRS 9, the loss allowance on trade receivables arising from the recognition of revenue under IFRS 15 is initially measured at an amount equal to lifetime expected losses. Allowances in respect of loans and other receivables are initially recognised at an amount equal to 12-month expected credit losses. Allowances are measured at an amount equal to the lifetime expected credit losses where the credit risk on the receivables increases significantly after initial recognition.
The Group holds bank guarantees, other guarantees and credit insurance in respect of some of the past due debtor balances.
Trade and other receivables are predominantly denominated in the functional currencies of subsidiary undertakings apart from the following: U.S. dollar: 1.9% (2021: 2.2%), UK sterling: 0.0% (2021: 0.1%), Euro: 5.7% (2021: 3.6%) and other currencies: 2.4% (2021: 0.9%).
There is no material difference between the above amounts for trade and other receivables and their fair value due to the short-term duration of the majority of trade and other receivables as determined using discounted cash flow analysis. There is no concentration of credit risk with respect to trade receivables as the Group has a large number of internationally dispersed customers.
18 Investments held at fair value

			2022			2021
	Fair value through P&L £m	Fair value through OCI £m	Total £m	Fair value through P&L £m	Fair value through OCI £m	Total £m
1 January	469	37	506	255	9	264
Difference on exchange	18	1	19	3	1	4
Additions	209	19	228	327	18	345
Disposals	(93)	(3)	(96)	(98)	—	(98)
Provisions	17	—	17	(24)	—	(24)
Other fair value movements	20	6	26	6	9	15
31 December	640	60	700	469	37	506
Current	579	—	579	456	—	456
Non-current	61	60	121	13	37	50
	640	60	700	469	37	506
The Group’s investments principally consist of non-derivative financial assets that cannot be classified as loans and other receivables or cash and cash equivalents, as well as investments made by the Group’s corporate venture capital unit, Btomorrow Ventures, and other Group companies.
Investments held at fair value through profit and loss principally consist of government securities, indexed deposits, treasury bills or other treasury products with maturities of more than three months which, if held for less than 12 months, form part of the Group’s definition of net debt. Investments held at fair value through profit and loss also includes the Group’s investment in Charlotte’s Web (see note 14). Investments held at fair value through other comprehensive income (OCI) include equity investments in various start-up businesses which are held for their strategic value.
Investments held at fair value through profit and loss above include restricted amounts of £396 million (2021: £351 million) due to investments held by subsidiaries in CCAA protection (note 32), as well as £78 million (2021: £61 million) subject to potential exchange control restrictions.
In 2021, as part of the disposal of the Group’s operations in Iran (note 27(d)), a provision of £24 million against non-current investments held at fair value was charged to net finance costs as recoverability of these funds was not certain. During 2022, £17 million was recovered with some progress on resolving issues over the release of the remaining funds.
Investments held at fair value are predominantly denominated in the functional currencies of subsidiary undertakings with less than
5% in other currencies (2021: less than 4% in other currencies). There is no material difference between the investments held at fair value and their gross contractual values.
The classification of these investments under the IFRS 13 Fair Value Measurement fair value hierarchy is given in note 26. Fair values for quoted investments are based on observable market prices. If there is no active market for a financial asset, the fair value is established by using valuation techniques, including discounted cash flow analyses and share of net assets. The fair value of the 7-year convertible debenture in Charlotte’s Web has been determined using a binomial option pricing model.
Included in the values in the table above are £186 million (2021: £101 million) of level 3 assets. Movements in these assets in 2022 included £133 million (2021: £73 million) of additions, £82 million (2021: £56 million) of disposals and £26 million (£9 million) of net fair value gains.
Below is a reconciliation of the fair value investments cash flows to the cash flow statement – investing activities:

	2022 £m	2021 £m
Cash outflow from investments held at fair value	228	345
Cash outflow from loans and other receivables	29	24
Cash outflows from investments per cash flow statement	257	369
Cash inflow from investments held at fair value	(96)	(98)
Cash inflow from loans and other receivables	(32)	(43)
Cash inflows from investments per cash flow statement	(128)	(141)

19 Derivative financial instruments
The fair values of derivatives are determined based on market data (primarily yield curves, implied volatilities and exchange rates) to calculate the present value of all estimated flows associated with each derivative at the balance sheet date. In the absence of sufficient market data, fair values would be based on the quoted market price of similar derivatives. The classification of these derivative assets and liabilities under the IFRS 13 fair value hierarchy is given in note 26.

		2022		2021
	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Fair value hedges
–interest rate swaps	27	435	5	2
– cross-currency swaps	126	—	114	—
Cash flow hedges
–interest rate swaps	5	—	—	—
– cross-currency swaps	127	121	107	35
– forward foreign currency contracts	70	71	81	35
Net investment hedges
– forward foreign currency contracts	45	247	62	81
Held-for-trading*
– interest rate swaps	12	14	28	34
– forward foreign currency contracts	149	41	28	127
Total	561	929	425	314
Current	430	427	182	235
Non-current	131	502	243	79
	561	929	425	314
Derivatives
– in respect of net debt**	438	605	273	182
– other	123	324	152	132
	561	929	425	314
Notes:
*    Derivatives which do not meet the tests for hedge accounting under IFRS 9 or which are not designated as hedging instruments are referred to as ‘held-for-trading’. These derivatives principally consist of interest rate swaps and forward foreign currency contracts which have not been designated as hedges due to their value changes offsetting with other components of net finance costs relating to financial assets and financial liabilities. The Group does not use derivatives for speculative purposes. All derivatives are undertaken for risk management purposes.
**    Derivatives in respect of net debt are in a net liability position of £167 million as at 31 December 2022 (2021: net asset position of £91 million). The Group’s net debt is presented in note 23.
For cash flow hedges, the timing of expected cash flows is as follows: assets of £202 million (2021: £188 million) of which £72 million (2021: £78 million) is expected within one year and £nil million (2021: £107 million) beyond five years and liabilities of £192 million (2021: £70 million) of which £134 million (2021: £33 million) is expected within one year and £nil (2021: £nil) beyond five years.
The Group’s cash flow hedges are principally in respect of sales or purchases of inventory and certain debt instruments. A certain number of forward foreign currency contracts were used to manage the currency profile of external borrowings and are reflected in the currency table in note 23. Interest rate swaps have been used to manage the interest rate profile of external borrowings and are reflected in the re-pricing table in note 23.

The tables below set out the maturities of the Group’s derivative financial instruments on an undiscounted contractual basis, based on spot rates.
The maturity dates of all gross-settled derivative financial instruments are as follows:

				2022				2021
	Assets		Liabilities		Assets		Liabilities
	Inflow £m	Outflow £m	Inflow £m	Outflow £m	Inflow £m	Outflow £m	Inflow £m	Outflow £m
Within one year
–forward foreign currency contracts	12,506	(12,249)	8,691	(9,049)	5,743	(4,727)	12,407	(12,096)
– cross-currency swaps	731	(608)	689	(767)	14	(22)	17	(36)
Between one and two years
–forward foreign currency contracts	199	(193)	243	(247)	807	(779)	143	(113)
– cross-currency swaps	9	(15)	10	(17)	705	(592)	665	(689)
Between two and three years
– cross-currency swaps	9	(15)	460	(502)	9	(15)	10	(15)
Between three and four years
– cross-currency swaps	9	(15)	—	—	9	(15)	460	(445)
Between four and five years
– cross-currency swaps	756	(579)	—	—	9	(15)	—	—
Beyond five years
– cross-currency swaps	—	—	—	—	726	(579)	—	—
	14,219	(13,674)	10,093	(10,582)	8,022	(6,744)	13,702	(13,394)
The maturity dates of net-settled derivative financial instruments, which primarily relate to interest rate swaps, are as follows:

		2022		2021
	Assets Inflow/ (outflow) £m	Liabilities Outflow/ (inflow) £m	Assets Inflow/ (outflow) £m	Liabilities Outflow/ (inflow) £m
Within one year	263	531	127	225
Between one and two years	30	134	25	19
Between two and three years	—	84	23	11
Between three and four years	—	66	(2)	11
Between four and five years	—	7	—	12
Beyond five years	23	460	—	(17)
	316	1,282	173	261

The items designated as hedging instruments are as follows:

		2022		2021
	Nominal amount of hedging instrument £m	Changes in fair value used for calculating hedge ineffectiveness £m	Nominal amount of hedging instrument £m	Changes in fair value used for calculating hedge ineffectiveness £m
Interest rate risk exposure:
Fair value hedges
– interest rate swaps	4,657	(417)	4,413	(35)
– cross-currency swaps	710	11	672	(52)
Cash flow hedges
– interest rate swaps	1,247	(5)	—	—
– cross-currency swaps	1,825	60	1,751	69
Foreign currency risk exposure:
Cash flow hedges
– forward foreign currency contracts	3,695	(2)	3,573	49
Net investment hedges (derivative related)
– forward foreign currency contracts	6,407	(208)	6,120	(27)
Net investment hedges (non-derivative related)
– debt (carrying value) in borrowings designated as net investment hedges of net assets	389	21	368	(24)

20 Inventories

	2022 £m	2021 £m
Raw materials and consumables	2,370	2,100
Finished goods and work in progress	3,159	3,046
Goods purchased for resale	142	133
	5,671	5,279
Write-offs taken to other operating expenses in the Group income statement were £250 million (2021: £215 million; 2020: £309 million). Goods purchased for resale include Group brands produced under third-party contract manufacturing arrangements.

21 Cash and cash equivalents

	2022 £m	2021 £m
Cash and bank balances	3,116	2,529
Cash equivalents	330	280
	3,446	2,809
The carrying value of cash and cash equivalents approximates their fair value.
Cash and cash equivalents are denominated in the functional currency of the subsidiary undertaking or other currencies as shown below:

	2022 £m	2021 £m
Functional currency	2,979	2,422
U.S. dollar	207	170
Euro	129	92
Other currencies	131	125
	3,446	2,809
In the Group cash flow statement, net cash and cash equivalents are shown after deducting bank overdrafts and accrued interest where applicable, as follows:

	2022 £m	2021 £m
Cash and cash equivalents as above	3,446	2,809
Less overdrafts and accrued interest	(109)	(346)
Net cash and cash equivalents	3,337	2,463
Cash and cash equivalents also include £34 million (2021: £42 million) of cash that is held as a hedging instrument.
Restricted cash
Cash and cash equivalents include restricted amounts of £1,411 million (2021: £1,024 million) due to subsidiaries in CCAA protection (note 32), as well as £324 million (2021: £305 million) principally due to exchange control restrictions.

22 Capital and reserves
(a) Share capital

	Ordinary shares of 25p each Number of shares	£m
Allotted and fully paid
1 January 2022	2,456,617,788	614.15
Changes during the year
– share option schemes	249,632	0.06
31 December 2022	2,456,867,420	614.21
Allotted and fully paid
1 January 2021	2,456,591,597	614.14
Changes during the year
– share option schemes	26,191	0.01
31 December 2021	2,456,617,788	614.15
Allotted and fully paid
1 January 2020	2,456,520,738	614.12
Changes during the year
– share option schemes	70,859	0.02
31 December 2020	2,456,591,597	614.14
Share capital
The Company’s ordinary shares are fully paid and no further contribution of capital may be required by the Company from the shareholders. All ordinary shares rank equally with regard to participation in dividends and to share in the proceeds of the Company’s residual assets upon a winding up of the Company. Shareholders may, by ordinary resolution, declare final dividends, but not in excess of the amount recommended by the Directors. Holders of ordinary shares have no pre-emptive rights.
On a show of hands every shareholder who is present in person at a general meeting is entitled to one vote regardless of the number of shares held by the shareholder, unless a poll is demanded. On a poll, every shareholder who is present in person or by proxy has one vote for every share held by the shareholder. The Company’s Annual General Meeting voting is undertaken by way of a poll.
All rights attached to the Company’s shares held by the Group as treasury shares are suspended until those shares are reissued.
(b) Share premium account, capital redemption reserves and merger reserves comprise:

	Share premium account £m	Capital redemption reserves £m	Merger reserves £m	Total £m
31 December 2022	113	101	26,414	26,628
31 December 2021	107	101	26,414	26,622
31 December 2020	103	101	26,414	26,618
Share premium account
The share premium account includes the difference between the value of shares issued and their nominal value. The share premium increase includes £5 million (2021: £nil; 2020: £2 million) in respect of ordinary shares issued under the Company’s share option schemes. A further £1 million (2021: £4 million; 2020: £7 million) increase in share premium is related to shares repurchased and not cancelled that have been transferred from the Company to other Group undertakings, to be granted to certain employees on vesting of awards, and represents the excess of transfer price of the share over the original weighted average cost of shares.
Capital redemption account
On the purchase of own shares as part of the share buy-back programme for shares which are cancelled, a transfer is made from retained earnings to the capital redemption reserve equivalent to the nominal value of shares purchased. Purchased shares which are not cancelled are classified as treasury shares and presented as a deduction from total equity.
Merger reserve account
The merger reserve comprises:
a.In 1999, shares were issued for the acquisition of the Rothmans International B.V. Group and the difference between the fair value of shares issued and their nominal value of £3,748 million was credited to merger reserves; and
b.On 25 July 2017, the Group announced the completion of the acquisition of the remaining 57.8% of RAI not already owned by the Group. Shares were issued for the acquisition and the difference between the fair value of shares issued and their nominal value of £22,666 million was credited to merger reserves.

(c) Equity attributed to owners of the parent - movements in other reserves and retained earnings (which are after deducting treasury shares) comprise:

							Retained earnings
	Translation reserve (i) £m	Hedging reserve (ii) £m	Fair value reserve (iii) £m	Revaluation reserve (iv) £m	Other (v) £m	Total other reserves £m	Treasury shares (vi) £m	Other £m
1 January 2022	(6,427)	(363)	6	179	573	(6,032)	(5,122)	49,334
Comprehensive income and expense
Profit for the year	—	—	—	—	—	—	—	6,666
Foreign currency translation and hedges of net investments in foreign operations
–differences on exchange from translation of foreign operations	8,920	—	—	—	—	8,920	—	—
– reclassified and reported in profit for the year	5	—	—	—	—	5	—	—
– net investment hedges - net fair value gains on derivatives	(578)	—	—	—	—	(578)	—	—
–net investment hedges - differences on exchange on borrowings	(21)	—	—	—	—	(21)	—	—
Cash flow hedges
– net fair value gains	—	81	—	—	—	81	—	—
– reclassified and reported in profit for the year	—	101	—	—	—	101	—	—
–tax on net fair value gains in respect of cash flow hedges (note 10(f))	—	(17)	—	—	—	(17)	—	—
Investments held at fair value
– net fair value gains	—	—	6	—	—	6	—	—
Associates - share of OCI, net of tax (note 9)	6	—	—	—	—	6	—	—
Retirement benefit schemes
– net actuarial gains (note 15)	—	—	—	—	—	—	—	316
– surplus recognition (note 15)	—	—	—	—	—	—	—	(39)
–tax on actuarial gains in respect of subsidiaries (note 10(f))	—	—	—	—	—	—	—	(95)
Associates - share of OCI, net of tax (note 9)	—	—	18	—	—	18	—	1
Other changes in equity
Cash flow hedges reclassified and reported in total assets	—	(129)	—	—	—	(129)	—	—
Employee share options
– value of employee services	—	—	—	—	—	—	—	81
– treasury shares used for share option schemes	—	—	—	—	—	—	14	(15)
Dividends and other appropriations
– ordinary shares	—	—	—	—	—	—	—	(4,915)
Purchase of own shares
– held in employee share ownership trusts	—	—	—	—	—	—	(80)	—
– share buy-back programme	—	—	—	—	—	—	(2,012)	—
Perpetual hybrid bonds
– coupons paid	—	—	—	—	—	—	—	(59)
– tax on coupons paid	—	—	—	—	—	—	—	11
Non-controlling interests - acquisitions (note 27(b))	—	—	—	—	—	—	—	(1)
Reclassification of equity related to assets held-for-sale	295	—	—	—	—	295	—	—
Other movements	—	—	—	—	—	—	84	(88)
31 December 2022	2,200	(327)	30	179	573	2,655	(7,116)	51,197

							Retained earnings
	Translation reserve (i) £m	Hedging reserve (ii) £m	Fair value reserve (iii) £m	Revaluation reserve (iv) £m	Other (v) £m	Total other reserves £m	Treasury shares (vi) £m	Other £m
1 January 2021	(6,830)	(504)	(18)	179	573	(6,600)	(5,150)	47,191
Comprehensive income and expense
Profit for the year	—	—	—	—	—	—	—	6,801
Foreign currency translation and hedges of net investments in foreign operations
–differences on exchange from translation of foreign operations	31	—	—	—	—	31	—	—
– reclassified and reported in profit for the year	291	—	—	—	—	291	—	—
–net investment hedges – net fair value gains on derivatives	75	—	—	—	—	75	—	—
–net investment hedges – differences on exchange on borrowings	24	—	—	—	—	24	—	—
Cash flow hedges
– net fair value gains	—	95	—	—	—	95	—	—
– reclassified and reported in profit for the year	—	32	—	—	—	32	—	—
–tax on net fair value gains in respect of cash flow hedges (note 10(f))	—	(32)	—	—	—	(32)	—	—
Investments held at fair value
– net fair value gains	—	—	9	—	—	9	—	—
Associates – share of OCI, net of tax (note 9)	(18)	1	—	—	—	(17)	—	—
Retirement benefit schemes
– net actuarial gains (note 15)	—	—	—	—	—	—	—	382
– surplus recognition (note 15)	—	—	—	—	—	—	—	(1)
–tax on actuarial gains in respect of subsidiaries (note 10(f))	—	—	—	—	—	—	—	(82)
Associates - share of OCI, net of tax (note 9)	—	—	15	—	—	15	—	(1)
Other changes in equity
Cash flow hedges reclassified and reported in total assets	—	45	—	—	—	45	—	—
Employee share options
– value of employee services	—	—	—	—	—	—	—	76
– treasury shares used for share option schemes	—	—	—	—	—	—	13	(17)
Dividends and other appropriations
– ordinary shares	—	—	—	—	—	—	—	(4,904)
Purchase of own shares
– held in employee share ownership trusts	—	—	—	—	—	—	(82)	—
Perpetual hybrid bonds
– coupons paid	—	—	—	—	—	—	—	(6)
– tax on coupons paid	—	—	—	—	—	—	—	1
Non-controlling interests – acquisitions (note 27(b))	—	—	—	—	—	—	—	(5)
Other movements	—	—	—	—	—	—	97	(101)
31 December 2021	(6,427)	(363)	6	179	573	(6,032)	(5,122)	49,334

							Retained earnings
	Translation reserve (i) £m	Hedging reserve (ii) £m	Fair value reserve (iii) £m	Revaluation reserve (iv) £m	Other (v) £m	Total other reserves £m	Treasury shares (vi) £m	Other £m
1 January 2020	(3,974)	(346)	13	179	573	(3,555)	(5,261)	45,495
Comprehensive income and expense
Profit for the year	—	—	—	—	—	—	—	6,400
Foreign currency translation and hedges of net investments in foreign operations
–differences on exchange from translation of foreign operations	(2,582)	—	—	—	—	(2,582)	—	—
–net investment hedges – net fair value losses on derivatives	(16)	—	—	—	—	(16)	—	—
–net investment hedges – differences on exchange on borrowings	(163)	—	—	—	—	(163)	—	—
Cash flow hedges
– net fair value losses	—	(256)	—	—	—	(256)	—	—
– reclassified and reported in profit for the year	—	90	—	—	—	90	—	—
–tax on net fair value losses in respect of cash flow hedges (note 10(f))	—	44	—	—	—	44	—	—
Associates – share of OCI, net of tax (note 9)	(95)	(3)	—	—	—	(98)	—	—
Retirement benefit schemes
– net actuarial gains (note 15)	—	—	—	—	—	—	—	105
– surplus recognition (note 15)	—	—	—	—	—	—	—	10
–tax on actuarial gains in respect of subsidiaries (note 10(f))	—	—	—	—	—	—	—	(26)
Associates - share of OCI, net of tax (note 9)	—	—	(31)	—	—	(31)	—	(3)
Other changes in equity
Cash flow hedges reclassified and reported in total assets	—	(33)	—	—	—	(33)	—	—
Employee share options
–value of employee services	—	—	—	—	—	—	—	88
–treasury shares used for share option schemes	—	—	—	—	—	—	9	(16)
Dividends and other appropriations
–ordinary shares	—	—	—	—	—	—	—	(4,747)
Purchase of own shares
–held in employee share ownership trusts	—	—	—	—	—	—	(17)	—
Other movements	—	—	—	—	—	—	119	(115)
31 December 2020	(6,830)	(504)	(18)	179	573	(6,600)	(5,150)	47,191
(i) Translation reserve:
The translation reserve is explained in the accounting policy on foreign currencies in note 1.
In 2022, included within the differences on exchange from translation of foreign operations is £5 million (2021: £291 million; 2020: £nil) which has been reclassified from reserves to the income statement and recognised in other operating expenses as an adjusting item. This amount includes £4 million in respect of the exit from Egypt and £2 million (2021: £19 million; 2020: £nil) from other Quantum-related initiatives. In addition, in certain markets, the Group has moved to above market business models utilising local distributors as importers. As a consequence, with the cessation of a physical presence in these markets, foreign exchange previously recognised in other comprehensive income for these entities has been reclassified to the income statement.
In 2022, as detailed in note 14, as a result of the liquidation of Yemen, the Group reclassified to the income statement the foreign exchange previously recognised in associates other comprehensive income. This resulted in a credit of £1 million to the income statement.

(ii) Hedging reserve:
The hedging reserve is explained in the accounting policy on financial instruments in note 1.
Of the amounts reclassified from the hedging reserve and reported in profit for the year, a loss of £16 million (2021: £29 million loss; 2020: £16 million gain) and a loss of £2 million (2021: £6 million gain; 2020: £19 million gain) were reported within revenue and raw materials and consumables, respectively, together with a gain of £46 million (2021: £4 million loss; 2020: £2 million loss) reported in other operating expenses, and a gain of £73 million (2021: £59 million gain; 2020: £57 million gain) reported within net finance costs.
The Group hedges certain foreign currency denominated borrowings with cross-currency interest rate swaps. As permitted by IFRS 9 Financial Instruments, the foreign currency basis spreads have been separated from the hedging instrument and are recognised in reserves as a ‘cost of hedging’ and are reclassified to the income statement in the same period in which profit and loss is affected by the hedged expected cashflows as a component of the associated interest expense. The basis spreads are included within hedging reserves as they are not material. Included within the balance of hedging reserves at 31 December 2022 is an accumulated gain of £5 million (2021: £4 million; 2020: £9 million) in respect of the cost of hedging.
(iii) Fair value reserve:

The fair value reserve is explained in the accounting policy on financial instruments in note 1. Fair value gains and losses arising from investments held at fair value through other comprehensive income are recognised in this reserve.
(iv) Revaluation reserve:
The revaluation reserve relates to the acquisition of the cigarette and snus business of ST in 2008.
(v) Other reserves:
Other reserves comprise:
(a) £483 million which arose in 1998 from merger accounting in a Scheme of Arrangement and Reconstruction whereby British American Tobacco p.l.c. acquired the entire share capital of B.A.T Industries p.l.c. and the share capital of that company’s principal financial services subsidiaries was distributed, so effectively demerging them; and
(b) In the 1999 Rothmans transaction, convertible redeemable preference shares were issued as part of the consideration. The discount on these shares was amortised by crediting other reserves and charging retained earnings. The £90 million balance in other reserves comprises the accumulated balance in respect of the preference shares converted during 2004.
(vi) Treasury shares:
Total equity attributable to owners of the parent is stated after deducting the cost of treasury shares which include £6,821 million (2021: £4,823 million; 2020: £4,836 million) for shares repurchased and not cancelled and £295 million (2021: £299 million; 2020: £314 million) in respect of the cost of own shares held in employee share ownership trusts. The increase in the shares repurchased and not cancelled is primarily due to the Group’s share buy-back programme net of shares reissued to satisfy the vesting of U.S. share options.
On 10 February 2022, the Board approved a proposed £2 billion share buy-back programme for 2022. The previous share buy-back programme was suspended from 30 July 2014. As at 31 December 2022, treasury shares include 5,920,638 (2021: 6,269,959; 2020: 6,053,158) shares held in trust and 221,000,192 (2021: 161,930,217; 2020: 162,347,246) shares repurchased and not cancelled as part of the Company’s share buy-back programme. From March 2020, the Company has utilised shares acquired in the share buy-back programme to satisfy shared-based payment awards made to certain employees.

(d) Perpetual hybrid bonds
On 27 September 2021, the Group issued two €1 billion perpetual hybrid bonds amounting to £1,703 million, which have been classified as equity. Issuance costs of these bonds, amounting to €26 million (£22 million), have been recognised within equity.
These bonds include redemption options exercisable at the Group’s discretion from September 2026 to December 2026 (the
3% perpetual hybrid bond) and June 2029 to September 2029 (the 3.75% perpetual hybrid bond), on specified dates thereafter, or in the event of specific circumstances (such as a change in IFRS or tax regime) as set out in the individual terms of each issue.
The coupons associated with these perpetual hybrid bonds are fixed at 3% until 2026 and 3.75% until 2029, respectively, and would reset to rates determined by the contractual terms of each instrument on certain dates thereafter. The bonds are perpetual in nature and do not have maturity dates for the repayment of principal. The contractual terms of the perpetual hybrid bonds allow the Group to defer coupon payments, however certain contingent events could trigger mandatory payments of such deferred coupons, including the payment of dividends on, and the repurchase of, ordinary shares, subject to certain exceptions in each case. The full terms and conditions of such events can be found in the prospectus dated 27 September 2021 which is available under the debt facilities section of the Group’s debt microsite (bat.com/debt).
As the Group has the unconditional right to avoid transferring cash or another financial asset in relation to these bonds, they are classified as equity instruments in the consolidated financial statements.
During the year, the Group did not defer any eligible coupon payments and paid a coupon of £33 million in September 2022 on the
3.75% September 2029 bond and £27 million in December 2022 (December 2021: £6 million) on the 3% December 2026 bond which has been recognised within equity.
The fair value of these bonds at 31 December 2022 is £1,331 million (2021: £1,651 million).
(e) Non-controlling interests
Movements in non-controlling interests primarily relate to profit for the year and dividends (reported as a movement in retained earnings) and differences on exchange arising from the translation into sterling (reported as a movement in other reserves). Information on subsidiaries with material non-controlling interests is provided in note 32.
(f) Dividends and other appropriations
The interim quarterly dividend payment for the year ended 31 December 2021 of 217.8p per ordinary share (31 December 2020: 215.6p per ordinary share) was payable in four equal instalments: amounts payable in May 2022 of £1,239 million (May 2021: £1,241 million), August 2022 of £1,223 million (August 2021: £1,228 million), November 2022 of £1,219 million (November 2021: £1,232 million) and £1,211 million in February 2023 (February 2022: £1,236 million) respectively. The total dividends recognised as an appropriation from reserves in 2022 was £4,915 million (2021: £4,904 million; 2020: £4,747 million).
The Board has declared an interim dividend of 230.9p per ordinary share of 25p, for the year ended 31 December 2022, payable in four equal quarterly instalments of 57.72p per ordinary share in May 2023, August 2023, November 2023 and February 2024. These payments will be recognised as appropriations from reserves in 2023 and 2024. The total amount payable is estimated to be £5,163 million based on the number of shares outstanding at the date of these accounts.

23 Borrowings

	Currency	Maturity dates	Interest rates	2022 £m	2021 £m
Eurobonds	Euro	2023 to 2045	0.9% to 3.1%	7,149	7,316
	UK sterling	2024 to 2055	2.1% to 7.3%	3,884	4,086
	Swiss franc	2026	1.4%	226	203
Bonds issued pursuant to Rules under the U.S. Securities Act (as amended)	U.S. dollar	2023 to 2052	1.7% to 8.1%	30,152	25,625
	U.S. dollar*	2022	USD 2m LIBOR +88bps	—	554
Bonds and notes				41,411	37,784
Commercial paper				27	269
Other loans				875	500
Bank loans				203	313
Bank overdrafts				106	346
Lease liabilities				517	446
				43,139	39,658
Note:
*    As at 31 December 2022, there were no outstanding floating rate U.S. dollar bonds (2021: £554 million, 3M LIBOR +88bps)
Perpetual hybrid bonds issued by the Group have been classified as equity (note 22(d)) and are therefore excluded from borrowings.
Other loans comprise £875 million (2021: £500 million) relating to a bilateral facility. Commercial paper is issued at competitive rates to meet short-term borrowing requirements as and when needed.
Current borrowings per the balance sheet include interest payable of £524 million at 31 December 2022 (2021: £460 million). Included within borrowings are £9,223 million (2021: £9,197 million) of borrowings subject to fair value hedges where their amortised cost has been decreased by £355 million (2021: £101 million increase).
The fair value of borrowings is estimated to be £37,170 million (2021: £40,557 million) of which £35,440 million (2021: £38,683 million)
has been calculated using quoted market prices and is within level 1 of the fair value hierarchy and £1,730 million (2021: £1,874 million)
has been calculated based on discounted cash flow analysis and is within level 3 of the fair value hierarchy.
Amounts secured on Group assets including property, plant and equipment, inventory and receivables as at 31 December 2022 are
£9 million (2021: £10 million). The majority of lease liabilities are also secured against the associated assets.
Borrowings are repayable as follows:

	Per balance sheet		Contractual gross maturities
	2022 £m	2021 £m	2022 £m	2021 £m
Within one year	4,413	3,992	5,426	4,860
Between one and two years	4,253	2,484	5,763	3,740
Between two and three years	4,406	3,853	5,673	5,092
Between three and four years	3,013	4,090	4,141	5,034
Between four and five years	4,077	2,739	5,494	3,675
Beyond five years	22,977	22,500	33,806	32,203
	43,139	39,658	60,303	54,604

The contractual gross maturities in each year include the borrowings maturing in that year together with forecast interest payments on all borrowings which are outstanding for all or part of that year.
Borrowings are denominated in the functional currency of the subsidiary undertaking or other currencies as shown below:

	Functional currency £m	U.S. dollar £m	UK sterling £m	Euro £m	Other currencies £m	Total £m
31 December 2022
Total borrowings	33,438	3,383	452	5,579	287	43,139
Effect of derivative financial instruments
– cross-currency swaps	2,356	—	(450)	(2,085)	—	(179)
– forward foreign currency contracts	(40)	(998)	—	590	454	6
	35,754	2,385	2	4,084	741	42,966
31 December 2021
Total borrowings	30,363	2,837	453	5,775	230	39,658
Effect of derivative financial instruments
– cross-currency swaps	2,219	—	(450)	(1,973)	—	(204)
– forward foreign currency contracts	(24)	(464)	—	58	432	2
	32,558	2,373	3	3,860	662	39,456
The exposure to interest rate changes when borrowings are re-priced is as follows:

	Within 1 year £m	Between 1-2 years £m	Between 2-3 years £m	Between 3-4 years £m	Between 4-5 years £m	Beyond 5 years £m	Total £m
31 December 2022
Total borrowings	4,398	4,246	4,407	3,013	4,077	22,998	43,139
Effect of derivative financial instruments
– interest rate swaps	4,657	(500)	(1,247)	—	(2,910)	—	—
– cross-currency swaps	(77)	—	36	—	(138)	—	(179)
	8,978	3,746	3,196	3,013	1,029	22,998	42,960
31 December 2021
Total borrowings	3,999	2,477	3,853	4,090	2,739	22,500	39,658
Effect of derivative financial instruments
– interest rate swaps	4,192	—	(500)	(1,107)	—	(2,585)	—
– cross-currency swaps	566	(652)	—	(19)	—	(99)	(204)
	8,757	1,825	3,353	2,964	2,739	19,816	39,454
Lease liabilities are repayable as follows:

	Per balance sheet		Contractual gross maturities
	2022 £m	2021 £m	2022 £m	2021 £m
Within one year	142	126	161	142
Between one and two years	109	93	122	106
Between two and three years	76	66	85	76
Between three and four years	58	49	65	56
Between four and five years	50	38	54	43
Beyond five years	82	74	112	103
	517	446	599	526
For more information on leasing arrangements, refer to note 13(b).
As at 31 December 2022, the Group’s undrawn committed borrowing facilities (note 26) amount to £7,828 million (2021: £7,850 million) with £4,828 million maturing within one year (2021: £4,850 million maturing within one year), £150 million maturing between two and three years (2021: £nil maturing between two and three years), £350 million maturing between three and four years (2021: £150 million maturing between three and four years) and £2,500 million maturing between four and five years (2021: £2,850 million maturing between four and five years).
The Group’s composition and movements in net debt are presented below along with a reconciliation to the financing activities in the Group Cash Flow Statement:

							2022 £m
	Notes	Opening balance	Cash flow	Foreign exchange	Fair value, accrued interest and other	Held for Sale	Closing balance
Borrowings (excluding lease liabilities)*		39,212	(17)	3,881	(454)	—	42,622
Lease liabilities		446	(161)	30	218	(16)	517
Derivatives in respect of net debt	19	(91)	348	(435)	345	—	167
Cash and cash equivalents	21	(2,809)	(571)	(431)	(3)	368	(3,446)
Current investments held at fair value	18	(456)	(86)	(15)	(22)	—	(579)
		36,302	(487)	3,030	84	352	39,281

							2021 £m
	Notes	Opening balance	Cash flow	Foreign exchange	Fair value, accrued interest and other	Held for Sale	Closing balance
Borrowings (excluding lease liabilities)*		43,493	(3,768)	(387)	(126)	—	39,212
Lease liabilities		475	(154)	(22)	147	—	446
Derivatives in respect of net debt	19	(346)	(22)	277	—	—	(91)
Cash and cash equivalents	21	(3,139)	75	258	(3)	—	(2,809)
Current investments held at fair value	18	(242)	(205)	(2)	(7)	—	(456)
		40,241	(4,074)	124	11	—	36,302
Note:
*    Borrowings as at 31 December 2022 include £798 million (2021: £754 million) in respect of the purchase price adjustments relating to the acquisition of Reynolds American.
In the table above, movements in accrued interest relate to the net movement year on year and cash flows related to interest payments are not included.
'Fair value, accrued interest and other’ movements in lease liabilities in 2022 mainly comprise additions of £218 million (2021: £147 million) (net of reassessments, modifications and terminations), see note 13(a). The movement of £22 million (2021: £7 million) in current investments held at fair value represents the fair value gains for these investments.

	2022 £m	2021 £m
Cash flows per net debt statement	(487)	(4,074)
Non-financing cash flows included in net debt	897	33
Interest paid	(1,578)	(1,479)
Interest element of lease liabilities	(25)	(23)
Remaining cash flows relating to derivative financial instruments	(465)	251
Purchases of own shares held in employee share ownership trusts	(80)	(82)
Purchase of own shares	(2,012)	—
Proceeds from issue of perpetual hybrid bonds	—	1,681
Coupon paid on perpetual hybrid bonds	(60)	(6)
Dividends paid to owners of the parent	(4,915)	(4,904)
Capital injection from and purchase of non-controlling interests	(1)	1
Dividends paid to non-controlling interests	(158)	(150)
Other	6	3
Net cash used in financing activities per cash flow statement	(8,878)	(8,749)

24 Provisions for liabilities

	Restructuring of existing businesses £m	Employee-related benefits £m	Fox River £m	DOJ and OFAC investigations £m	Other provisions £m	Total £m
1 January 2022	179	41	62	—	571	853
Differences on exchange	9	2	—	—	15	26
Provided in respect of the year (*)	198	10	—	450	187	845
Transferred to liabilities associated with assets held for sale	(20)	—	—	—	(6)	(26)
Utilised during the year	(69)	(9)	(8)	—	(91)	(177)
31 December 2022	297	44	54	450	676	1,521
Analysed on the balance sheet as
– current	240	14	10	450	373	1,087
– non-current	57	30	44	—	303	434
	297	44	54	450	676	1,521

	Restructuring of existing businesses £m	Employee-related benefits £m	Fox River £m	Other provisions £m	Total £m
1 January 2021	241	38	70	636	985
Differences on exchange	(13)	(3)	—	(23)	(39)
Provided in respect of the year (*)	32	27	—	199	258
Utilised during the year	(81)	(21)	(8)	(241)	(351)
- in respect of MSA litigation (Texas, Minnesota, Mississippi)	—	—	—	(199)	(199)
- in respect of other	(81)	(21)	(8)	(42)	(152)
31 December 2021	179	41	62	571	853
Analysed on the balance sheet as
– current	123	14	8	316	461
– non-current	56	27	54	255	392
	179	41	62	571	853
Note:
*    Amounts provided above are shown net of reversals of unused provisions which include reversals of £35 million (2021: £20 million) for restructuring of existing businesses,
£10 million (2021: £1 million) for employee benefits and £225 million (2021: £147 million) for other provisions, of which £74 million (2021: £34 million) was reclassified to trade and other payables.
The restructuring provisions relate to the restructuring and integration costs incurred and are reported as adjusting items. The principal restructuring activities in 2022 and 2021 are as described in note 7 and primarily include the cost of employee packages and long-term social plans associated with redundancy programmes from previous years. Provisions associated with redundancy packages are determined based on termination packages offered in each country. The long-term social plans primarily relate to social plans in Germany, which span over several years and are based on actuarial calculations. These are discounted to present value using Central Bank rates. We do not consider the effect of discounting to be material. The provisions for long-term social plans include future payments related to contracts that are already fixed. Given that there is little or no variability expected in the timing and amount of the payments, no additional risk has been incorporated in the discounting. While some elements of the non-current provisions of £57 million will unwind over several years, as termination payments are made over extended periods in some countries, it is estimated that approximately 97% of these non-current provisions will unwind within five years.
Employee-related benefits mainly relate to employee benefits other than post-employment benefits. The principal components of these provisions are gratuity and termination awards, ‘jubilee’ payments due after a certain service period and expected payments associated with long-term disability. The majority of these provisions are calculated by actuaries. It is estimated that approximately 81% of the non-current provisions of £30 million will unwind within five years.
A provision of £274 million was made in 2011 for a potential claim under a 1998 settlement agreement entered into by a Group subsidiary in respect of the clean-up of sediment in the Fox River. On 30 September 2014, the Group, NCR, Appvion and Windward Prospects entered into a funding agreement; the details of this agreement are explained in note 31. This agreement led to payments of £1 million in 2022 (2021: £2 million). In addition, the Group incurred legal costs of £7 million (2021: £6 million), which were also charged against the provision. It is expected that the non-current provision will unwind within five years.
As discussed earlier (in note 6(h) Other Operating Expenses), the Group has been cooperating with investigations by the DOJ and OFAC into suspicions of breaches of sanctions. The Group is engaged in discussions with both agencies to find a resolution through settlement. A provision of £450 million has been recognised in 2022, however it cannot be excluded that the amount of any potential settlement with the DOJ and OFAC may vary from this amount.

Other provisions comprise balances set up in the ordinary course of general business that cannot be classified within the other categories, such as sales returns and onerous contracts, together with amounts in respect of supplier, excise and other disputes. The nature of the amounts provided in respect of disputes is such that the extent and timing of cash flows are difficult to estimate and the ultimate liability may vary from the amounts provided. Other provisions also include a provision for interest of £183 million in relation to the Franked Investment Income Group Litigation Order (FII GLO), as mentioned in notes 8(b) and 10(b). The provision is calculated based on the UK central bank base rate plus 2% and has been charged to net finance costs. As there is uncertainty over the potential timing of the utilisation, as explained in note 10(b), the provision has been reported as a non-current provision.

In 2020, the Group recognised a provision of US$272 million (£212 million) in relation to the ITG Brands, LLC MSA litigation agreements with the States of Texas, Minnesota and Mississippi which was utilised in 2021. Further details are provided in note 31.
On 1 March 2019, the Quebec Court of Appeal in Montreal upheld the Superior Court’s decision of May 2015 (reducing ITCAN’s share of the judgment due to a change in interest computation to a maximum of CAD$9.2 billion). The Court of Appeal also upheld the previously stated requirements for the defendants to deposit CAD$1.1 billion into an escrow account. The Board of Directors of ITCAN reassessed the recoverability of the litigation related deposit and, accordingly, the Group recognised a charge against the income statement of CAD$758 million (£436 million) in 2019, reflecting the amount of the judgment that is considered to be probable and estimable in line with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. Consequently, the Group utilised the litigation related deposit which was shown as a receivable at 31 December 2018 (within trade and other receivables) against the current estimate of the liability and both the provision and litigation related deposit were reduced accordingly. Further details are provided in note 31.

25 Trade and other payables

	2022 £m	2021 £m
Trade payables	4,055	3,923
Duty, excise and other taxes	3,104	3,148
Accrued charges and deferred income	2,713	2,095
FII GLO (note 10(b))	913	963
Social security and other taxation	61	55
Sundry payables	547	375
	11,393	10,559
Current	10,449	9,577
Non-current	944	982
	11,393	10,559
As explained in note 17, the Group acts as a collection agent for banks and other financial institutions in certain debt factoring arrangements. The cash collected in respect of these arrangements that has not yet been remitted amounts to £119 million (2021: £137 million) and is included in sundry payables.
In addition, the Group has certain Supply Chain Financing (SCF) or ‘reverse factoring’ arrangements in place. The principal purpose of these arrangements is to provide the supplier with the option to access liquidity earlier through the sale of its receivables due from the Group to a bank or other financial institution prior to their due date. Management has determined that the Group’s payables to these suppliers have neither been extinguished nor have the liabilities been significantly modified by these arrangements. The value of amounts payable, invoice due dates and other terms and conditions applicable, from the Group’s perspective, remain unaltered, with only the ultimate payee being changed. At 31 December 2022, the value of amounts payable under the SCF programmes was £257 million (2021: £251 million). The cash outflows in respect of these arrangements have been recognised within operating cash flows. Included in this amount is £161 million (2021: £156 million) of leaf payables where the standard payment terms with the vendor is 150 days, consistent with credit terms normally available in certain markets.
During 2022, following an investigation by the Nigerian Federal Competition and Consumer Protection Commission (FCCPC) into alleged violations of the Nigerian Competition and Consumer Protection Act and National Tobacco Control Act, a consent order was entered into between the FCCPC and British American Tobacco (Holdings) Limited, British American Tobacco (Nigeria) Limited and British American Tobacco Marketing (Nigeria) Limited in December 2022 terminating the investigation and associated proceedings. A penalty equivalent to US$110 million has been accrued for and will be paid in Naira in instalments, among other measures.
Accrued charges and deferred income include £20 million of deferred income (2021: £1 million) relating to certain customer deposits in advance of shipments and £66 million (2021: £58 million) in respect of interest payable mainly related to tax matters. FII GLO of £913 million (2021: £963 million) relates to receipts in 2015, in respect of the Franked Investment Income Government Litigation Order (note 10(b)). Amounts payable to related parties including associated undertakings are shown in note 30.
There is no material difference between the above amounts for trade and other payables and their fair value due to the short-term duration of the majority of trade and other payables, as determined using discounted cash flow analysis.
Trade and other payables are predominantly denominated in the functional currencies of subsidiary undertakings with less than 7% in other currencies (2021: less than 6% in other currencies).

26 Financial instruments and risk management
Management of financial risks
One of the principal responsibilities of Treasury is to manage the financial risks arising from the Group’s underlying operations. Specifically, Treasury manages, within an overall policy framework set by the Group’s Main Board and Corporate Finance Committee (CFC), the Group’s exposure to funding and liquidity, interest rate, foreign exchange and counterparty risks. The Group’s treasury position is monitored by the CFC which meets regularly throughout the year and is chaired by the Group Finance Director. The approach is one of risk reduction within an overall framework of delivering total shareholder return.
The Group defines capital as net debt (note 23) and equity (note 22). There are no externally imposed capital requirements for the Group. Group policies include a set of financing principles that provide a framework within which the Group’s capital base is managed and, in particular, the policies on dividends (as a percentage of long-term sustainable earnings) and share buy-back are decided. The key objective of the financing principles is to appropriately balance the interests of equity and debt holders in driving an efficient financing mix for the Group. The Group’s average cost of debt in 2022 is 4.0% (2021: 3.5%).
The Group manages its financial risks in line with the classification of its financial assets and liabilities in the Group’s balance sheet and related notes. The Group’s management of specific risks is dealt with as follows:
Liquidity risk
It is the policy of the Group to maximise financial flexibility and minimise refinancing risk by issuing debt with a range of maturities, generally matching the projected cash flows of the Group and obtaining this financing from a wide range of sources. The Group has a target average centrally managed debt maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling year. As at 31 December 2022, the average centrally managed debt maturity was 9.9 years (2021: 10.1 years) and the highest proportion of centrally managed debt maturing in a single rolling year was 18.6% (2021: 18.6%). Perpetual hybrid bonds are treated as equity (note 22(d)) and therefore not included within the debt maturity analysis.
The Group utilises cash pooling and zero balancing bank account structures in addition to intercompany loans and borrowings to mobilise cash efficiently within the Group. The key objectives of Treasury in respect of cash and cash equivalents are to protect their principal value, to concentrate cash at the centre, to minimise the required debt issuance and to optimise the yield earned. The amount of debt issued by the Group is determined by forecasting the net debt requirement after the mobilisation of cash.
The Group continues to target a solid investment-grade credit rating. Moody’s and S&P's current ratings for the Group are Baa2 (stable outlook) and BBB+ (negative outlook), respectively. The Group’s strategy is to continue deleveraging. The Group is confident of its continued ability to successfully access the debt capital markets for future refinancing requirements.
As part of its short-term cash management, the Group invests in a range of cash and cash equivalents, including money market funds, which are regarded as highly liquid and are not exposed to significant changes in fair value. These are kept under continuous review as described in the credit risk section below. At 31 December 2022, the Group does not have any investments in money market funds (2021: £nil).
As part of its working capital management, in certain countries, the Group has entered into factoring arrangements and supply chain financing arrangements. These are explained in further detail in note 17 and note 25.
Subsidiary companies are funded by share capital and retained earnings, loans from the central finance companies on commercial terms, or through local borrowings by the subsidiaries in appropriate currencies to predominantly fund short- to medium-term working capital requirements.
Available facilities in current year:
It is Group policy that short-term sources of funds (including drawings under both the Group US$4 billion U.S. commercial paper (U.S. CP) programme and the Group £3 billion euro commercial paper (ECP) programme) are backed by undrawn committed lines of credit and cash. Commercial paper is issued by B.A.T. International Finance p.l.c, B.A.T. Netherlands Finance B.V. and B.A.T Capital Corporation and guaranteed by British American Tobacco p.l.c. At 31 December 2022, commercial paper of £27 million was outstanding (2021: £269 million). Cash flows relating to commercial paper that have maturity periods of three months or less are presented on a net basis in Group’s cash flow statement.
At 31 December 2022, the Group had access to a £5.69 billion revolving credit facility. In February 2022, the Group exercised the second of the one-year extension options.Therefore, the £2.85 billion 364-day tranche was extended to March 2023 at the reduced amount of £2.7 billion and £2.5 billion of the five-year tranche was extended from March 2026 to March 2027 (with £3.0 billion of this tranche remaining available until March 2025 and £2.85 billion remaining available from March 2025 to March 2026). The Group anticipates to refinance the £2.7 billion 364-day tranche in the first half of the 2023 financial year.
During 2022, the Group extended short-term bilateral facilities totalling £3.0 billion. As at 31 December 2022, £875 million was drawn on a short-term basis with £2.1 billion undrawn and still available under such bilateral facilities. Cash flows relating to bilateral facilities that have maturity periods of three months or less are presented on a net basis in the Group’s cash flow statement.
Issuance, drawdowns and repayments in current year:
–In March 2022, the Group accessed the US dollar market under its SEC Shelf Programme, raising a total of US$2.5 billion across two tranches;
–In May 2022, the Group repaid a €600 million bond at maturity;
–In June 2022, the Group repaid US$419 million and £180 million bonds at maturity;
–In August 2022, the Group repaid US$750 million and US$601 million bonds at maturity; and
–In October 2022, the Group raised US$600 million in the US dollar market under its SEC Shelf Programme.
In January 2023, the Group repaid a €750 million bond at maturity.
Available facilities in prior year:
At 31 December 2021, the Group had access to a £5.85 billion revolving credit facility. This facility was undrawn at
31 December 2021.
During 2021, the Group extended short-term bilateral facilities totalling £2.5 billion until March or April 2022, some with extension options to extend for further periods. As at 31 December 2021, £500 million was drawn on a short-term basis.

Issuance, drawdowns and repayments in prior year:
–In February 2021, the Group repaid a €650 million bond at maturity;
–In June 2021, the Group repaid £500 million of the £1,929 million term loan that has a maturity date in January 2022; the remaining £1,429 million was repaid in September 2021;
–In July, August, September and November 2021, the Group repaid £500 million, €1,100 million, CHF 400 million and €500 million of bonds at maturity, respectively; and
The Group issued perpetual hybrid bonds totalling €2 billion in September 2021. Please refer to note 22(d) for further details.
Currency risk
The Group is subject to exposure on the translation of the net assets of foreign currency subsidiaries and associates into its reporting currency, sterling. The Group’s primary balance sheet translation exposures are to the US dollar, Euro, Canadian dollar, Australian dollar, Indian rupee, South African rand, Indonesian rupiah, Danish krone, Brazilian real, Russian rouble, Singaporean dollar and Swiss franc. These exposures are kept under continuous review. The Group’s policy on borrowings is to broadly match the currency of these borrowings with the currency of cash flows arising from the Group’s underlying operations. Within this overall policy, the Group aims to minimise all balance sheet translation exposure where it is practicable and cost-effective to do so through matching currency assets with currency borrowings. The main objective of these policies is to protect shareholder value by increasing certainty and minimising volatility in earnings per share. At 31 December 2022, the currency profile of the Group’s gross debt, after taking into account derivative contracts, was 71% U.S. dollar (2021: 68%), 13% euro (2021: 13%), 12% sterling (2021: 13%) and 4% other currencies (2021: 6%).
The Group faces currency exposures arising from the translation of profits earned in foreign currency subsidiaries and associates and joint arrangements; these exposures are not normally hedged. Exposures also arise from:
(i) foreign currency denominated trading transactions undertaken by subsidiaries. These exposures comprise committed and highly probable forecast sales and purchases, which are offset wherever possible. The remaining exposures are hedged within the Treasury policies and procedures with forward foreign exchange contracts and options, which are designated as hedges of the foreign exchange risk of the identified future transactions; and
(ii) forecast dividend flows from subsidiaries to the centre. To ensure cash flow certainty, the Group enters into forward foreign exchange contracts which are designated as net investment hedges of the foreign exchange risk arising from the investments in these subsidiaries.
IFRS 7 requires a sensitivity analysis that shows the impact on the income statement and on items recognised directly in other comprehensive income of hypothetical changes of exchange rates in respect of non-functional currency financial assets and liabilities held across the Group. All other variables are held constant although, in practice, market rates rarely change in isolation. Financial assets and liabilities held in the functional currency of the Group’s subsidiaries, as well as non-financial assets and liabilities and translation risk, are not included in the analysis. The Group considers a 10% strengthening or weakening of the functional currency against the non-functional currency of its subsidiaries as a reasonably possible change. The impact is calculated with reference to the financial asset or liability held as at the year-end, unless this is unrepresentative of the position during the year.
A 10% strengthening of functional currencies against non-functional currencies would result in pre-tax profit being £49 million lower (2021: £53 million lower; 2020: £61 million lower) and items recognised directly in other comprehensive income being £445 million higher (2021: £144 million higher; 2020: £57 million higher). A 10% weakening of functional currencies against non-functional currencies would result in pre-tax profit being £60 million higher (2021: £65 million higher; 2020: £74 million higher) and items recognised directly in other comprehensive income being £543 million lower (2021: £177 million lower; 2020: £70 million lower).
The exchange sensitivities on items recognised directly in other comprehensive income relate to hedging of certain net asset currency positions in the Group, as well as on cash flow hedges in respect of future transactions, but do not include sensitivities in respect of exchange on non-financial assets or liabilities.
Interest rate risk
The objectives of the Group’s interest rate risk management policy are to lessen the impact of adverse interest rate movements on the earnings, cash flow and economic value of the Group. Additional objectives are to minimise the cost of hedging and the associated counterparty risk.
In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt on a net basis (at least 50% fixed on a net basis in the short to medium term) as a result of regular reviews of market conditions and strategy by the Corporate Finance Committee and the board of the main central finance company. Underlying borrowings are arranged on both a fixed rate and a floating rate basis and, where appropriate, the Group uses derivatives, primarily interest rate swaps to vary the fixed and floating mix, or forward starting swaps to manage the refinancing risk. The interest rate profile of liquid assets included in net debt are considered to offset floating rate debt and are taken into account in determining the net interest rate exposure. At 31 December 2022, the relevant ratio of floating to fixed rate borrowings after the impact of derivatives was 12:88 (2021: 18:82). On a net debt basis, after offsetting liquid assets, the relevant ratio of floating to fixed rate borrowings was 3:97 (2021: 10:90). Excluding cash and other liquid assets in Canada, which are subject to certain restrictions under CCAA protection, the ratio of floating to fixed rate borrowings was 7:93 (2021: 13:87).
IFRS 7 requires a sensitivity analysis that shows the impact on the income statement and on items recognised directly in other comprehensive income of hypothetical changes of interest rates in respect of financial assets and liabilities of the Group. All other variables are held constant although, in practice, market rates rarely change in isolation. For the purposes of this sensitivity analysis, financial assets and liabilities with fixed interest rates are not included. The Group considers a 100 basis point change in interest rates a reasonably possible change except where rates are less than 100 basis points. In these instances, it is assumed that the interest rates increase by 100 basis points and decrease to zero for the purpose of performing the sensitivity analysis. The impact is calculated with reference to the financial asset or liability held as at the year-end, unless this is unrepresentative of the position during the year.
A 100 basis point increase in interest rates would result in pre-tax profit being £50 million lower (2021: £44 million lower; 2020: £31 million lower). A 100 basis point decrease in interest rates,

or less where applicable, would result in pre-tax profit being £50 million higher (2021: £47 million higher; 2020: £29 million higher). The effect of these interest rate changes on items recognised directly in other comprehensive income is not material in either year.
In accordance with the UK Financial Conduct Authority’s announcement on 27 July 2017, and following the decision taken by global regulators in 2018 to replace Interbank Offered Rates with alternative nearly risk-free rates, such benchmark rates were expected to be largely discontinued after 2021. The IASB addressed the effects of interest rate benchmark reform on financial reporting, with two phases of Amendments to IFRS 9 Financial Instruments (and other Standards) which the Group adopted in its 2019 and 2020 accounts, respectively, as explained in the accounting policies (note 1). The impact on the Group’s profit or equity from the application of these amendments was not material.
In January 2021, the Group confirmed adherence to the ISDA 2020 IBOR Fallbacks Protocol as published by the International Swaps and Derivatives Association, Inc. (ISDA) on 23 October 2020 (the Protocol), ensuring that appropriate fallback rates can apply to derivatives in the event of LIBOR discontinuation.
As at 31 December 2022, the Group had no outstanding floating rate bonds using historical benchmark rates (2021: US$750 million (£554 million)). The Group’s syndicated revolving credit facility (undrawn at 31 December 2022 and 2021) has historically had references to USD London Interbank Offered Rate (''LIBOR''), EURIBOR and GBP LIBOR. This facility includes market standard LIBOR replacement language, and with effect from June 2021 the agreement has adopted SOFR and SONIA as the alternative benchmark rates in respect of USD LIBOR and GBP LIBOR, respectively.
Following announcements by the respective regulators, EURIBOR is expected to continue for the foreseeable future, with USD LIBOR rates potentially discontinued only after June 2023.
The Group is party to the ISDA fallback protocol and in January 2022, it automatically replaced the GBP LIBOR with economically equivalent interest rate derivatives referencing SONIA on their reset date. The four impacted derivatives (cross currency interest rate swaps) with nominal values totalling €800 million (£672 million) maturing in October 2023 are in fair value hedge relationships which were indexed to GBP LIBOR interest rates. The Group has updated the respective hedge documentation accordingly since the uncertainty regarding the transition for these four derivatives has ceased. The hedge relationships on these derivatives continue with resulting ineffectiveness expected to be immaterial.
Credit risk
The Group has no significant concentrations of customer credit risk. Subsidiaries have policies in place requiring appropriate credit checks on potential customers before sales commence. The process for monitoring and managing credit risk once sales to customers have been made varies depending on local practice in the countries concerned.
Certain territories have bank guarantees, other guarantees or credit insurance provided in the Group’s favour in respect of Group trade receivables, the issuance and terms of which are dependent on local practices in the countries concerned. All derivatives are subject to ISDA agreements or equivalent documentation.
Cash deposits and other financial instruments give rise to credit risk on the amounts due from the related counterparties.
Generally, the Group aims to transact with counterparties with strong investment grade credit ratings. However, the Group recognises that due to the need to operate over a large geographic footprint, this will not always be possible. Counterparty credit risk is managed on a global basis by limiting the aggregate amount and duration of exposure to any one counterparty, taking into account its credit rating. The credit ratings of all counterparties are reviewed regularly.
The Group ensures that it has sufficient counterparty credit capacity of requisite quality to undertake all anticipated transactions throughout its geographic footprint, while at the same time ensuring that there is no geographic concentration in the location of counterparties.
With the following exceptions, the maximum exposure to the credit risk of financial assets at the balance sheet date is reflected by the carrying values included in the Group’s balance sheet. The Group has entered into short-term risk participation agreements in relation to certain leaf supply arrangements and the maximum exposure under these would be £90 million (2021: £89 million). In addition, the Group has entered into a guarantee arrangement to support a short-term bank credit facility with a supply chain partner. The maximum exposure under the arrangement would be £1 million (2021: £1 million).
Price risk
The Group is exposed to price risk on investments held by the Group, which are included in investments held at fair value on the consolidated balance sheet, but the quantum of such is not material.

Hedge accounting
In order to qualify for hedge accounting, the Group is required to document prospectively the economic relationship between the item being hedged and the hedging instrument. The Group is also required to demonstrate an assessment of the economic relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an ongoing basis. This effectiveness testing is repeated periodically to ensure that the hedge has remained, and is expected to remain, highly effective. The prospective effectiveness testing determines that an economic relationship between the hedged item and the hedging instrument exists.
In accordance with the Group Treasury Policy, the exact hedge ratios and profile of a hedge relationship will depend on several factors, including the desired degree of certainty and reduced volatility of net interest costs and market conditions, trends and expectations in the relevant markets. The sources of ineffectiveness include spot and forward differences, impact of time value and timing differences between periods in the hedged item and hedging instrument.
The Group’s risk management strategy has been explained in further detail under the interest rate risk and currency risk sections of this note.
Fair value estimation
The fair values of financial assets and liabilities with maturities of less than one year, other than derivatives, are assumed to approximate their book values. For other financial instruments which are measured at fair value in the balance sheet, the basis for fair values is described below.

Fair value hierarchy
In accordance with IFRS 13 classification hierarchy, the following table presents the Group’s financial assets and liabilities that are measured at fair value:

					2022				2021
	Notes	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets at fair value
Investment held at fair value	18	514	—	186	700	405	—	101	506
Derivatives relating to
– interest rate swaps	19	—	43	—	43	—	33	—	33
– cross-currency swaps	19	—	254	—	254	—	221	—	221
– forward foreign currency contracts	19	—	264	—	264	—	171	—	171
Assets at fair value		514	561	186	1,261	405	425	101	931
Liabilities at fair value
Derivatives relating to
– interest rate swaps	19	—	450	—	450	—	36	—	36
– cross-currency swaps	19	—	121	—	121	—	35	—	35
– forward foreign currency contracts	19	—	358	—	358	—	243	—	243
Liabilities at fair value		—	929	—	929	—	314	—	314
Level 2 financial instruments are not traded in an active market, but the fair values are based on quoted market prices, broker/dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The Group’s level 2 financial instruments include OTC derivatives.
Netting arrangements of derivative financial instruments
The gross fair value of derivative financial instruments as presented in the Group balance sheet, together with the Group’s rights of offset associated with recognised financial assets and recognised financial liabilities subject to enforceable master netting arrangements and similar agreements, is summarised as follows:

			2022			2021
	Amount presented in the Group balance sheet* £m	Related amounts not offset in the Group balance sheet £m	Net amount £m	Amount presented in the Group balance sheet* £m	Related amounts not offset in the Group balance sheet £m	Net amount £m
Financial assets
– Derivative financial instruments (note 19)	561	(405)	156	425	(184)	241
Financial liabilities
– Derivative financial instruments (note 19)	(929)	405	(524)	(314)	184	(130)
	(368)	—	(368)	111	—	111
Note:
*    No financial instruments have been offset in the Group balance sheet.
The Group is subject to master netting arrangements in force with financial counterparties with whom the Group trades derivatives.
The master netting arrangements determine the proceedings should either party default on their obligations. In case of any event of default, the non-defaulting party will calculate the sum of the replacement cost of outstanding transactions and amounts owed to it by the defaulting party. If that sum exceeds the amounts owed to the defaulting party, the defaulting party will pay the balance to the non-defaulting party. If the sum is less than the amounts owed to the defaulting party, the non-defaulting party will pay the balance to the defaulting party.

The hedged items by risk category are presented below:

					2022
	Carrying amount of the hedged item £m	Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item £m	Line item in the statement of financial position where the hedged item is included	Changes in fair value used for calculating hedge ineffectiveness £m	Cash flow hedge reserve (gross of tax) £m
Fair value hedges
Interest rate risk
– borrowings (liabilities)	9,223	(355)	Borrowings	399
Cash flow hedges
Interest rate risk
– borrowings (liabilities)	1,824		Borrowings	(55)	(464)

					2021
	Carrying amount of the hedged item £m	Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item £m	Line item in the statement of financial position where the hedged item is included	Changes in fair value used for calculating hedge ineffectiveness £m	Cash flow hedge reserve (gross of tax) £m
Fair value hedges
Interest rate risk
– borrowings (liabilities)	9,197	101	Borrowings	87	—
Cash flow hedges
Interest rate risk
– borrowings (liabilities)	2,132	—	Borrowings	(69)	(538)
£389 million (2021: £368 million) of the Group’s borrowings are designated as net investment hedge instruments of the Group’s net investments in foreign operations. In line with the Group’s risk management policies, the net investment hedge relationships are reviewed periodically. The change in the value used for calculating hedge ineffectiveness for hedged items designated under net investment hedge relationships is £21 million (2021: £24 million).
As at 31 December 2022, the accumulated balance of the cash flow hedge reserve was a loss of £327 million (2021: loss of £363 million) including an accumulated loss of £464 million (2021: loss of £538 million) in relation to interest rate exposure and foreign currency exposure arising from borrowings held by the Group, and an accumulated gain of ££99 million (2021: gain of £116 million) in relation to deferred tax arising from cash flow hedges. The remainder related to the Group’s foreign currency exposure on forecasted transactions and cost of hedging (note 22(c)(ii)).

27 Changes in the Group
(a) Acquisitions
The Group acquired certain businesses and other tobacco assets as noted below. The financial impact of these transactions to the Group were immaterial individually and in aggregate. Except as noted, there were no material differences between the fair value and book values of net assets acquired in business combinations.
On 12 November 2020, the Group acquired 100% of the share capital in Eastern Tobacco Company for Trading, subsequently renamed as BAT Arabia for Trading, for £50 million. Goodwill of £36 million, representing anticipated synergies, and trademarks and similar intangibles of £39 million, as well as £96 million of cash and cash equivalents, were recognised on acquisition.
On 30 September 2019, the Group acquired control of Twisp Proprietary Limited, a South African e-cigarette/nicotine Vapour company for a purchase price of £25 million of which £6 million was deferred and contingent upon future performance in the market. Goodwill of £12 million, representing a strategic premium to enter this segment of the South African Vapour market, and trademarks and similar intangibles of £15 million were recognised on acquisition. Due to difficult trading conditions, the goodwill and intangibles were fully impaired in 2020. The final payment of deferred consideration of £3 million was paid in 2021.
(b) Non-controlling interests
In 2022, the Group acquired a further 3.3% in Hrvatski Duhani d.d. Tobacco Leaf Processing at a cost of £1 million, following the acquisition of an additional 2.7% in Hrvatski Duhani d.d. Tobacco Leaf Processing in 2021 at a cost of £1 million.
In 2021, the Group made a capital contribution to Brascuba Cigarrillos S.A. at a cost of £6 million (2020: £17 million). This contribution was in proportion to a capital contribution made by the non-controlling interest to the company and as such, the Group’s shareholding remains unchanged.
Also in 2021, as part of a Voluntary Tender Offer for the non-controlling interests of the Group’s Indonesian subsidiary, the Group acquired 0.2% additional shares at a cost of £4 million as explained in note 30.

(c) Other transactions
(i) Organigram
On 11 March 2021, the Group announced a strategic collaboration agreement with Organigram Inc., a wholly owned subsidiary of publicly traded Organigram Holdings Inc. (collectively, Organigram). Under the terms of the transaction, a Group subsidiary acquired a 19.9% equity stake in Organigram Holdings Inc. to become its largest shareholder, with the ability to appoint two directors to Organigram Holdings Inc.’s board of directors and representation on its investment committee. The Group accounts for the investment as an associate.
The Group’s initial investment of £129 million was allocated against the Group’s share of Organigram’s net assets, including the recognition of £49 million of intangibles, and goodwill of £30 million, which represents a strategic premium to enter the legal cannabis market in North America.
During 2021, Organigram acquired all of the issued and outstanding shares of The Edibles & Infusions Corporation (EIC) for an initial consideration of CAD$22 million, payable in shares. Organigram also acquired all of the issued and outstanding shares of Laurentian Organic Inc. for consideration of CAD$36 million, payable in cash and shares. The impact of these transactions on the Group was not material. As a result of these transactions, the Group’s shareholding was reduced to 18.8%. In 2022, the Group exercised its top-up rights and invested a further £4 million to maintain its ownership stake.
(ii) Other acquisitions
On 26 September 2022, the Group announced a £32 million investment in exchange for 16% of Sanity Group GmbH (Sanity Group), a German based cannabis company which has a well-established product portfolio of CBD consumer brands and medical cannabis brands and is actively engaged in the research, development, and marketing of cannabis products. The Group’s investment was part of a series-B investment round. As part of the investment agreement, the Group has the right to appoint directors to the Sanity Group's board and will account for the investment as an associate. The Group’s investment was allocated against the Group’s share of Sanity Group’s net assets, including the recognition of £4 million of intangibles, and goodwill of £28 million, which represents a strategic premium in expectation of the legalisation of cannabis in Germany and elsewhere in Europe.
In November 2022, the Group announced that it had invested in Charlotte’s Web Holdings, Inc. (Charlotte’s Web), via a convertible debenture of £48 million. Charlotte's Web is based in Colorado, USA, listed on the Toronto Stock Exchange, and holds a prominent position in innovative hemp extract wellness products across major retail channels, including food/drug/mass retail, and natural grocery and vitamin retailers. Their product formats include tinctures, capsules, chews and topicals. The debenture is currently convertible into a non-controlling equity stake in Charlotte’s Web of approximately 19.9% and is convertible at BAT’s discretion. Given that the nature of the investment as a convertible loan note does not give the Group any current right to a share of the earnings or net assets of the investee, despite the ability to appoint directors, the investment will be recognised at fair value through profit and loss with fair value changes in the investment recognised in net finance costs. On conversion of the loan note, the Group will equity account for its investment.
During 2022, the Group increased its ownership of a wholesale producer and distributor operating in the agriculture sector based in Uzbekistan, FE “Samfruit” JSC by 2.8% to 45.4%, for £1 million. During 2021, the ownership was increased by 4%, for £1 million and in 2020, by 28.4%, for £5 million. The Group accounts for the investment as an associate.
In addition, during 2022, the Group made a non-controlling investment in Steady State LLC, a U.S. based cGMP certified manufacturer and distributor of cannabinoid ingredients, food products and nutraceuticals, for £4 million. The Group accounts for the investment as an associate.

(d) Assets held for sale and business disposals
(i) BAT Russia
On 11 March 2022, the Group announced the intention to transfer its Russian business in full compliance with international and local laws. The Group has two subsidiaries in Russia (BAT Russia), being JSC British American Tobacco-SPb and JSC International Tobacco Marketing Services (ITMS). In addition, the Group’s subsidiary in Belarus, International Tobacco Marketing Services BY, will form part of the transaction. Upon completion, it is intended that the Group will no longer have a presence in Russia (or Belarus).
It is intended that, as a result of a potential sale of its shares to an acquirer, the Group will have neither voting rights nor the ability or means to direct day-to-day activities, appoint management, or make business decisions. Since the Group will not own any shares in the transferred businesses, and is not providing any financing to the proposed buyer, the Group will not have any exposure to returns from the business, having no rights to dividends, royalties or amendments to the agreed-upon consideration to take account of post-disposal trading. Consequently, management have classified the assets and liabilities of these entities as a disposal group in accordance with IFRS 5.
At 30 June 2022, £387 million of property, plant and equipment and other non-current assets, £696 million of trade and other receivables, £240 million of cash and cash equivalents and £144 million of other current assets principally relating to inventories, were classified as held-for-sale in respect of this anticipated disposal and presented as such on the balance sheet at an estimated fair value less costs to sell. In addition, £11 million of borrowings and £528 million of trade creditors and other current liabilities were also classified as held-for-sale. Impairment charges and associated costs of £957 million were recognised in the Income Statement and were treated as a non-cash, adjusting item. The assets and liabilities recognised as held-for-sale, as at 30 June 2022, and the subsequent impairment charge, did not include Belarus.
At 31 December 2022, £281 million of property, plant and equipment and other non-current assets, £474 million of trade and other receivables, £368 million of cash and cash equivalents and £181 million of other current assets principally relating to inventories, have been similarly classified as held-for-sale and presented as such on the balance sheet at an estimated fair value less costs to sell. In addition, £16 million of borrowings and £412 million of trade creditors and other current liabilities have been classified as held-for-sale at 31 December 2022. Impairment charges of £554 million and associated costs of £58 million have been recognised in the Income Statement as adjusting items.
An estimated charge of £295 million in respect of foreign exchange previously recognised in other comprehensive income will be reclassified to the income statement on completion of the transaction as has been shown as a separate amount within Group reserves.
At the date of approval of these accounts, no definitive agreement to transfer the shares in these subsidiaries had been entered into, with no final consideration agreed. The assessment of the recoverable value (fair value less costs to sell) at 30 June and 31 December 2022 has taken into account a range of internal assumptions, including those regarding the likely consideration for the sale, the impact, extent and duration of sanctions, the likelihood of consideration being significantly deferred and ongoing macro-economic developments, including the impact of inflation and interest rates. All assumptions are based on current expectations and are subject to a very high degree of volatility and uncertainty and therefore may change up until the final value can be determined, based on an actual transaction.
The following is a reconciliation between the total assets available for sale and their estimated recoverable value (fair value less costs to sell):

31 December 2022 £m
Total assets held-for-sale[1]	1,321
Impairment of non-current assets held-for-sale - Russia and Belarus	(281)
1,040
Excess impairment beyond non-current assets held-for-sale - Russia and Belarus	(273)
767
Note:
1.    In December 2022, £15 million of assets held-for-sale being held in territories other than Russia and Belarus.
(ii) B.A.T. Pars Company PJSC (BAT Pars)
On 25 June 2021, the Group agreed to dispose of its Iranian subsidiary, BAT Pars to DTM ME FZE LLC. Accordingly, BAT Pars was classified as held-for-sale at that date and £152 million of assets, primarily comprised £98 million of cash and cash equivalents, £38 million of inventory and £14 million of property, plant and equipment, were transferred to held-for-sale assets. Also, £24 million of liabilities, primarily comprised £10 million of trade creditors and £8 million of corporation tax payable, were transferred to held-for-sale liabilities. Subsequently an impairment charge and associated costs of £88 million was recognised in the income statement and treated as an adjusting item.
Completion took place on 6 August 2021. £272 million in respect of foreign exchange previously recognised in other comprehensive income has been reclassified to the income statement. The financial impact of this has also been treated as an adjusting item.
In compliance with IAS 7 Statement of cash flows, the £98 million of cash and cash equivalents held at the date of disposal was reported as a cash outflow under investing activities.
In 2022, as a result of the unwind of discounting on the deferred proceeds and a true-up on the completion of accounts, a credit of £6 million (2021: £2 million) was recognised. The value of the consideration remains outstanding at 31 December 2022, and £56 million is recognised as a current receivable.
In addition, in 2021, £24 million of related investments held at fair value were provided against as a charge to net finance costs given uncertainties regarding recovery of these funds. During 2022, £17 million was recovered with some progress on resolving issues over the release of the remaining funds.

28 Share-based payments
The Group operates a number of share-based payment arrangements of which the three principal ones are:
LTIP - Performance Share Plan (PSP):
Since 2020, performance-related conditional awards under which shares are released automatically following a 3-year vesting period (5-year period for the Executive Directors). LTIP awards granted up to 2019 are nil-cost options exercisable after three years from date of grant (five years for Executive Directors) with a contractual life of 10 years.
For awards granted in 2021, 2020 and 2019, vesting is subject to performance conditions measured over a 3-year period (for all awards), based on earnings per share (40% of grant), operating cash flow (20% of grant), total shareholder return (20% of grant) and net turnover (20% of grant). Total shareholder return combines the share price and dividend performance of the Company by reference to one comparator group.
For 2022 awards, the performance conditions are based on earnings per share (30% of grant), operating cash flow (20% of grant), total shareholder return (20% of grant), net turnover (15% of the grant) and New Categories revenue growth (15% of the grant).
Participants are not entitled to dividends prior to the vesting or exercise of the awards. A cash equivalent dividend accrues through the vesting period (other than for the Executive Directors where additional shares are delivered in lieu of cash) and is paid on vesting. Both equity and cash-settled PSP awards are granted in March each year.
In the U.S., PSP awards are made over BAT American Depository Shares (ADSs).

Restricted Share Plan (RSP):
Introduced in 2020, conditional awards under which shares are released three years from date of grant, subject to a continuous employment condition during the three-year vesting period. Participants are not entitled to dividends prior to shares vesting. A cash equivalent dividend accrues through the vesting period and is paid on vesting. Both equity and cash settled RSP awards are granted in March or September.
In the U.S., RSP awards are made over BAT American Depository Shares (ADSs).
Deferred Share Bonus Scheme (DSBS):
Granted in connection with annual bonuses, conditional awards under which shares are released three years from date of grant subject to a continuous employment condition during the three-year vesting period. A cash equivalent dividend accrues through the vesting period and is paid quarterly (other than for the Executive Directors where additional shares are delivered in lieu of cash). Both equity and cash-settled DSBS awards are granted in March each year.
The Group also has a number of other arrangements which are not material for the Group and these are as follows:
Sharesave Scheme (SAYE)
Options are granted in March each year by invitation at a 20% discount to the market price. Options under this equity-settled scheme are exercisable at the end of a three-year or five-year savings contract. Participants are not entitled to dividends prior to the exercise of the options. The maximum amount that can be saved by a participant in this way is £6,000 in any tax year.
Share Reward Scheme (SRS)
Free shares are granted in April each year (up to an equivalent of £3,600 in any year) under the equity-settled schemes are subject to a three-year holding period. Participants receive dividends during the holding period which are reinvested to buy further shares. The shares are held in a UK-based trust and are normally capable of transfer to participants tax-free after a five-year holding period.
International Share Reward Scheme (ISRS)
Conditional shares are granted in April each year (up to an equivalent of £3,600 in any year) subject to a three-year vesting period. Dividend equivalents accrue through the vesting period and additional shares are delivered at vesting. Awards may be equity or cash-settled.
Partnership Share Scheme
Employees can allocate part of their pre-tax salary to purchase shares in British American Tobacco p.l.c. (maximum £1,800 in any year). The shares purchased are held in a UK-based trust and are normally capable of transfer to participants tax-free after a five-year holding period.
The amounts recognised in the income statement in respect of share-based payments were as follows:

			2022		2021		2020
	Notes	Equity- settled £m	Cash- settled £m	Equity- settled £m	Cash- settled £m	Equity- settled £m	Cash- settled £m
LTIP - PSP & RSP	28(a)	38	1	30	—	36	—
DSBS	28(b)	36	3	39	2	44	3
Other schemes		7	—	7	—	8	—
Total recognised in the income statement	3	81	4	76	2	88	3

Share-based payment liability
The Group issues to certain employees cash-settled share-based payments that require the Group to pay the intrinsic value of these share-based payments to the employee at the date of exercise. The Group has recorded liabilities in respect of vested and unvested grants at the end of 2022 and 2021:

		2022		2021
	Vested £m*	Unvested £m	Vested £m	Unvested £m
LTIP - PSP & RSP	(0.3)	1.9	0.1	1.1
DSBS	0.5	6.6	0.1	6.4
Total liability	0.2	8.5	0.2	7.5
Note:
* The reduction in the liabilities for vested LTIPs was due to shares being exercised at prices lower than the share price at date of grant.
(a) Long-Term Incentive Plan - PSP & RSP
Details of the movements for the equity- and cash-settled LTIP scheme during the years ended 31 December 2022 and 31 December 2021, were as follows:

		2022		2021
	Equity-settled Number of options in thousands	Cash-settled Number of options in thousands	Equity-settled Number of options in thousands	Cash-settled Number of options in thousands
Outstanding at start of year	9,891	243	10,000	274
Granted during the period	2,927	58	3,440	81
Exercised during the period	(1,606)	(58)	(1,639)	(48)
Forfeited during the period	(2,252)	(47)	(1,910)	(64)
Outstanding at end of year	8,960	196	9,891	243
Exercisable at end of year	661	40	611	29
As at 31 December 2022, the Group has 8,960,000 shares (2021: 9,891,000 shares) outstanding which includes 1,749,762 shares (2021: 2,650,364 shares) which are related to Reynolds American LTIP awards from which nil shares (2021: nil shares) are exercisable at the end of the year.
The weighted average British American Tobacco p.l.c. share price at the date of exercise for share options exercised during the period was £32.84 (2021: £27.67; 2020: £29.37) for equity-settled and £33.01 (2021: £27.59; 2020: £28.68) for cash-settled options.
The weighted average British American Tobacco p.l.c. share price for ADS on the New York Stock Exchange at the date of exercise for share options exercised during the period relating to equity-settled Reynolds American LTIP awards was US$38.37 (2021: US$35.93; 2020: US$40.04).
The outstanding shares for the year ended 31 December 2022 had a weighted average remaining contractual life of 1.8 years (2021: 3.7 years; 2020: 8.1 years) for the equity-settled scheme, 1.8 years for Reynolds American equity-settled scheme (2021: 1.70 years; 2020: 1.72 years) and 1.7 years (2021: 4.1 years; 2020: 8.1 years) for the cash-settled share-based payment arrangements.

(b) Deferred Share Bonus Scheme
Details of the movements for the equity- and cash-settled DSBS scheme during the years ended 31 December 2022 and 31 December 2021, were as follows:

		2022		2021
	Equity-settled Number of options in thousands	Cash-settled Number of options in thousands	Equity-settled Number of options in thousands	Cash-settled Number of options in thousands
Outstanding at start of year	4,141	223	4,141	200
Granted during the period	1,616	85	1,562	179
Exercised during the period	(1,609)	(159)	(1,497)	(142)
Forfeited during the period	(133)	(8)	(65)	(14)
Outstanding at end of year	4,015	141	4,141	223
Exercisable at end of year	1	14	—	1
The weighted average British American Tobacco p.l.c. share price at the date of exercise for share options exercised during the financial year was £32.20 (2021: £27.58; 2020: £28.08) for equity-settled and £32.50 (2021: £27.70; 2020: £28.06) for cash-settled options.
The outstanding shares for the year ended 31 December 2022 had a weighted average remaining contractual life of 1.3 years (2021: 1.3 years; 2020: 1.4 years) for the equity-settled scheme and 1.1 years (2021: 1.3 years; 2020: 1.4 years) for the cash-settled scheme.
Valuation assumptions
Assumptions used in the Black-Scholes models to determine the fair value of share options at grant date were as follows:

		2022		2021
	LTIP – PSP & RSP	DSBS	LTIP – PSP & RSP	DSBS
Expected volatility (%)	27.0	27.0	27.0	27.0
Average expected term to exercise (years)	3.0	3.0	3.0	3.0
Risk-free rate (%)	1.4	1.4	0.2	0.2
Expected dividend yield (%)	6.8	6.8	7.7	7.7
Share price at date of grant (£)	32.18	32.18	27.94	27.94
Fair value at grant date (£)*	27.46 / 26.28	26.28	19.87/22.20	22.20
Fair value at grant date (£)* - Management Board	24.80 / 26.28	26.28	17.35/22.20	22.20
Note:
*    Where two figures have been quoted for the Long-Term Incentive Plan, the numbers relate to PSP and RSP awards, respectively.
Market condition features were incorporated into the Monte-Carlo models for the total shareholder return elements of the LTIP - PSP, in determining fair value at grant date. Assumptions used in these models were as follows:

	2022 LTIP - PSP	2021 LTIP - PSP
Average share price volatility FMCG comparator group (%)	23	23
Average correlation FMCG comparator group (%)	31	29
Fair values determined from the Black-Scholes and Monte-Carlo models use assumptions revised at the end of each reporting period for cash-settled share-based payment arrangements.
The expected British American Tobacco p.l.c. share price volatility was determined taking account of the return index (the share price index plus the dividend reinvested) over a five-year period. The FMCG share price volatility and correlation was also determined over the same periods. The average expected term to exercise used in the models has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural conditions, forfeiture and historical experience.
The risk-free rate has been determined from market yield curves for government gilts with outstanding terms equal to the average expected term to exercise for each relevant grant. The expected dividend yield was determined by calculating the yield from the last two declared dividends divided by the grant share price.
In addition to these valuation assumptions, LTIP awards, excluding RSP, contain earnings per share performance conditions. As these are non-market performance conditions they are not included in the determination of fair value of share options at the grant date, however, they are used to estimate the number of awards expected to vest. This pay-out calculation is based on expectations published in analysts’ forecasts.

29 Group employees
The average number of persons employed by the Group and its associates during the year, including Directors, was 77,951 (2021: 82,868).

	2022 Number	2021 Number
U.S.	4,274	4,789
AmSSA	16,084	16,799
Europe	21,885	22,289
APME	9,834	10,488
Subsidiary undertakings	52,077	54,365
Associates	25,874	28,503
	77,951	82,868
Included within the employee numbers for Europe are certain employees in the UK in respect of central functions. Some of the costs of these employees are allocated or charged to the various regions and markets in the Group.

30 Related party disclosures
The Group has a number of transactions and relationships with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business. Transactions with CTBAT International Limited (a joint operation) are not included in these disclosures as the results are immaterial to the Group.
Intercompany transactions and balances are eliminated on consolidation and therefore are not disclosed.
Transactions and balances with associates relate mainly to the sale and purchase of cigarettes and tobacco leaf. The Group’s share of dividends from associates, included in other net income in the table below, was £438 million (2021: £392 million; 2020: £394 million).

	2022 £m	2021 £m	2020 £m
Transactions
– revenue	494	524	495
– purchases	(190)	(123)	(80)
– other net income	440	387	388
Amounts receivable at 31 December	51	48	33
Amounts payable at 31 December	(4)	(3)	(5)
In 2022, as mentioned in note 27, the Group made a £32 million investment in exchange for 16% of Sanity Group GmbH and made a non-controlling investment in Steady State LLC for £4 million.
Also in 2022, the Group acquired a further 3.3% in Hrvatski Duhani d.d. Tobacco Leaf Processing at a cost of £1 million, following the acquisition of an additional 2.7% in 2021 at a cost of £1 million.
During 2022, the Group increased its ownership of a wholesale producer and distributor operating in the agriculture sector based in Uzbekistan, FE “Samfruit” JSC to 45.40% for £1 million. In 2021, the Group increased its ownership to 42.61%, for £1 million (2020: increase to 38.63% for £5 million).
In 2021, the Group made a capital contribution in Brascuba Cigarrillos S.A. at a cost of £6 million (2020: £17 million). There was a capital reduction in CTBAT International Limited of approximately US$171 million with funds remitted prorata to investors in 2021.
On 5 October 2021, PT Bentoel Internasional Investama Tbk (Bentoel) announced its intention to delist from the Indonesia Stock Exchange and go private by conducting a Voluntary Tender Offer (VTO). As part of this, in two phases in November and December 2021, the Group acquired an additional 0.2% of shares in Bentoel from independent shareholders at a cost of £4 million and terminated the total return swap (as explained in note 32).
As explained in note 15, in 2022 the Group provided a temporary liquidity facility to the main UK pension fund. As at 31 December 2022 this facility was undrawn.
As set out in note 27, in March 2021, the Group acquired a 19.9% equity stake in Organigram. The Group and Organigram also entered into a Product Development Collaboration Agreement following which a Centre of Excellence has been established to focus on developing the next generation of cannabis products with an initial focus on cannabidiol (CBD).
The key management personnel of British American Tobacco consist of the members of the Board of Directors of British American Tobacco p.l.c. and the members of the Management Board. No such person had any material interest during the year in a contract of significance (other than a service contract) with the Company or any subsidiary company. The term key management personnel in this context includes their close family members.

	2022 £m	2021 £m	2020 £m
The total compensation for key management personnel, including Directors, was:
– salaries and other short-term employee benefits	19	18	17
– post-employment benefits	1	1	2
– share-based payments	17	16	13
	37	35	32
The following table, which is not part of IAS 24 disclosures, shows the aggregate emoluments of the Directors of the Company.

	Executive Directors			Chair			Non-Executive Directors			Total
	2022 £'000	2021 £'000	2020 £'000	2022 £'000	2021 £'000	2020 £'000	2022 £'000	2021 £'000	2020 £'000	2022 £'000	2021 £'000	2020 £'000
Salary; fees; benefits; incentives
– salary	2,129	2,119	2,026							2,129	2,119	2,026
– fees				670	727	714	1,027	1,045	1,028	1,697	1,772	1,742
– taxable benefits	449	420	744	59	55	77	78	2	72	586	477	893
– short-term incentives	3,761	4,128	3,274							3,761	4,128	3,274
– long-term incentives	7,888	3,399	1,294							7,888	3,399	1,294
Sub-total	14,227	10,066	7,338	729	782	791	1,105	1,047	1,100	16,061	11,895	9,229
Pension; other emoluments
– pension	320	318	304							320	318	304
– other emoluments	6	6	20							6	6	20
Sub-total	326	324	324							326	324	324
Total emoluments	14,553	10,390	7,662	729	782	791	1,105	1,047	1,100	16,387	12,219	9,553

31 Contingent liabilities and financial commitments
1.The Group is subject to contingencies pursuant to requirements that it complies with relevant laws, regulations and standards.
2.Failure to comply could result in restrictions in operations, damages, fines, increased tax, increased cost of compliance, interest charges, reputational damage or other sanctions. These matters are inherently difficult to quantify. In cases where the Group has an obligation as a result of a past event existing at the balance sheet date, if it is probable that an outflow of economic resources will be required to settle the obligation and if the amount of the obligation can be reliably estimated, a provision will be recognised based on best estimates and management judgement.
3.There are, however, contingent liabilities in respect of litigation, taxes in some countries and guarantees for which no provisions have been made.
General Litigation Overview
4.There are a number of legal and regulatory actions, proceedings and claims against Group companies related to tobacco and New Category products that are pending in a number of jurisdictions. These proceedings include, among other things, claims for personal injury (both individual claims and class actions) and claims for economic loss arising from the treatment of smoking- and health-related diseases (such as medical recoupment claims brought by local governments).
5.The plaintiffs in these cases seek recovery on a variety of legal theories, including negligence, strict liability in tort, design defect, failure to warn, fraud, misrepresentation, violations of unfair and deceptive trade practices statutes, conspiracy, public nuisance, medical monitoring and violations of competition and antitrust laws. The plaintiffs seek various forms of relief, including compensatory and, where available, punitive damages, treble or multiple damages and statutory damages and penalties, creation of medical monitoring and smoking cessation funds, disgorgement of profits, attorneys’ fees, and injunctive and other equitable relief.
6.Although alleged damages often are not determinable from a complaint, and the law governing the pleading and calculation of damages varies from jurisdiction to jurisdiction, compensatory and punitive damages have been specifically pleaded in a number of cases, sometimes in amounts ranging into the hundreds of millions and even hundreds of billions of sterling.
7.The Group has successfully managed tobacco-related litigation, and a very high percentage of the tobacco-related litigation claims brought against them, including Engle progeny cases, continue to be dismissed at or before trial. Based on their experience in tobacco-related litigation and the strength of the defences available to them in such litigation, the Group’s companies believe that their successful defence of tobacco-related litigation in the past will continue in the future.
8.It is the policy of the Group to defend tobacco-related litigation claims vigorously; generally, Group companies do not settle such claims. However, Group companies may enter into settlement discussions in certain cases, if they believe it is in their best interests to do so. Exceptions to this approach include, but are not limited to, actions taken pursuant to ‘offer of judgment’ statutes and Filter Cases, as defined below. An ‘offer of judgment,’ if rejected by the plaintiff, preserves the Group’s right to recover attorneys’ fees under certain statutes in the event of a verdict favourable to the Group. Such offers are sometimes made through court-ordered mediations. Other settlements by Group companies include the State Settlement Agreements (as defined in paragraph 40 below), the funding by various tobacco companies of a US$5.2 billion (approximately £4.3 billion) trust fund contemplated by the Master Settlement Agreement (as described in paragraph 40 below) to benefit tobacco growers, the original Broin flight attendant case, and most of the Engle progeny cases pending in U.S. federal court, after the initial docket of over 4,000 such cases was reduced to approximately 400 cases. The Group believes that the circumstances surrounding these claims are readily distinguishable from the current categories of tobacco-related litigation claims involving Group companies.
9.Although the Group intends to defend all pending cases vigorously, and believes that the Group’s companies have valid bases for appeals of adverse verdicts and valid defences to all actions, and that an outflow of resources related to any individual case is not considered probable, litigation is subject to many uncertainties, and, generally, it is not possible to predict the outcome of any particular litigation pending against Group companies, or to reasonably estimate the amount or range of any possible loss. Furthermore, a number of political, legislative, regulatory and other developments relating to the tobacco industry and cigarette smoking have received wide media attention. These developments may negatively affect the outcomes of tobacco-related legal actions and encourage the commencement of additional similar litigation. Therefore, the Group does not provide estimates of the financial effect of the contingent liabilities represented by such litigation, as such estimates are not practicable.
10.The following table lists the categories of the tobacco-related actions pending against Group companies as at 31 December 2022 and the increase or decrease from the number of cases pending against Group companies as at 31 December 2021. Details of the quantum of past judgments awarded against Group companies, the majority of which are under appeal, are also identified along with any settlements reached during the relevant period. Given the volume and more active nature of the Engle progeny cases and the Filter Cases in the U.S. described below, and the fluctuation in the number of such cases and amounts awarded from year to year, the Group presents judgment or settlement figures for these cases on a three-year basis. Where no quantum is identified, either no judgment has been awarded against a Group company, or where a verdict has been reached no quantification of damages has been given, or no settlement has been entered into. Further details on the judgments, damages quantification and settlements are included within the case narratives below. For a discussion of the non-tobacco related litigation pending against the Group, see note 31, paragraph 82, et seq.

Case Type	Notes	Case Numbers as at 31 December 2022 (note 31(a))	Case Numbers as at 31 December 2021 (note 31(a))	Change in Number Increase/(decrease)
U.S. tobacco-related actions
Medical reimbursement cases	31(b)	2	2	No change
Class actions	31(c)	20	20	No change
Individual smoking and health cases	31(d)	206	222	(16)
Engle Progeny Cases	31(e)	665	1,071	(406)
Broin II Cases	31(f)	1,183	1,200	(17)
Filter Cases	31(g)	46	46	No change
State Settlement Agreements – Enforcement and Validity	31(h)	1	2	(1)
Non-U.S. tobacco-related actions
Medical reimbursement cases		18	19	(1)
Class actions	31(i)	12	12	No change
Individual smoking and health cases	31(j)	51	68	(17)
(Note 31(a)) This includes cases to which the Reynolds American Inc. (Reynolds American) group companies were a party at such date.
(Note 31(b)) This category of cases includes the Department of Justice action. See note 31, paragraphs 20-23.
(Note 31(c)) See note 31, paragraphs 24-37.
(Note 31(d)) See note 31, paragraphs 38-39.
(Note 31(e)) See note 31, paragraphs 28-37.
(Note 31(f)) See note 31, paragraph 39.
(Note 31(g)) See note 31, paragraph 39.
(Note 31(h)) See note 31, paragraphs 40-54.
(Note 31(i)) Outside the United States, there are 12 class actions being brought against Group companies as at 31 December 2022. These include class actions in the following jurisdictions: Canada (11) and Venezuela (1). For a description of the Group companies’ class actions, see note 31, paragraphs 69-80. For a description of the Quebec Class Actions, see note 31, paragraph 75. All of the class actions in Canada are currently stayed pursuant to a court order. See note 31, paragraph 57.
(Note 31(j)) As at 31 December 2022, the jurisdictions with the most active individual cases against Group companies were, in descending order: Brazil (17), Chile (11), Italy (9), Canada (5), Argentina (5) and Ireland (2). There were a further two jurisdictions with one active case only. Out of these 51 active individual cases, as at 31 December 2022 there were two cases in Argentina that have resulted in pending unfavourable judgments. In one case, damages were awarded totalling ARS 685,976 (approximately £3,200) in compensatory damages and ARS 2,500,000 (approximately £11,700) in punitive damages, with post-judgment interest totalling approximately ARS 5,288,000 (approximately £25,000), while in the other case, compensatory damages were awarded totalling ARS 2,850,000 (approximately £13,400), with post-judgment interest totalling approximately ARS 92,638,000 (approximately £435,000). Both judgments are currently on appeal.

11.Certain terms and phrases used in this note 31 may require some explanation.
a)    ‘Judgment’ or ‘final judgment’ refers to the final decision of the court resolving the dispute and determining the rights and obligations of the parties. At the trial court level, for example, a final judgment generally is entered by the court after a jury verdict and after post-verdict motions have been decided. In most cases, the losing party can appeal a verdict only after a final judgment has been entered by the trial court.
b)    ‘Damages’ refers to the amount of money sought by a plaintiff in a complaint, or awarded to a party by a jury or, in some cases, by a judge. ‘Compensatory damages’ are awarded to compensate the prevailing party for actual losses suffered, if liability is proved. In cases in which there is a finding that a defendant has acted wilfully, maliciously or fraudulently, generally based on a higher burden of proof than is required for a finding of liability for compensatory damages, a plaintiff also may be awarded ‘punitive damages’. Although damages may be awarded at the trial court stage, a losing party may be protected from paying any damages until all appellate avenues have been exhausted by posting a supersedeas bond. The amount of such a bond is governed by the law of the relevant jurisdiction and generally is set at the amount of damages plus some measure of statutory interest, modified at the discretion of the appropriate court or subject to limits set by a court or statute.
c)    ‘Settlement’ refers to certain types of cases in which cigarette manufacturers, including R. J. Reynolds Tobacco Co. (RJRT), Brown & Williamson Tobacco Corporation (now known as Brown & Williamson Holdings, Inc.) (B&W), and Lorillard Tobacco Company (Lorillard Tobacco), have agreed to resolve disputes with certain plaintiffs without resolving the cases through trial.
d)    All sums set out in note 31 have been converted to GBP and US$ using the following end closing rates: GBP 1 to US$ 1.2029, GBP 1 to CAD$ 1.6299, GBP 1 to EUR 1.1271, GBP 1 to BRL 6.3510, GBP 1 to AOA 613.3401, GBP 1 to NGN 703.8799, GBP 1 to KRW 1,521.0700, GBP 1 to HRK 8.4921, GBP 1 to JPY 158.7166, GBP 1 to QAR 4.3807, GBP 1 to SAR 4.5205, GBP 1 to ARS 213.0510, GBP 1 to MZN 77.0999 and GBP 1 to EGP 29.7778.
U.S. Tobacco Litigation
12.Group companies, notably RJRT (individually and as successor by merger to Lorillard Tobacco) and B&W as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of these cases, the amounts of compensatory and punitive damages sought are significant.
13.The total number of U.S. tobacco product liability cases pending as at 31 December 2022 involving RJRT, B&W and/or Lorillard Tobacco was approximately 2,140.
14.Since many of these pending cases seek unspecified damages, it is not possible to quantify the total amounts being claimed, but the aggregate amounts involved in such litigation are significant, possibly totalling billions of U.S. dollars. The cases fall into four broad categories: medical reimbursement cases; class actions; individual cases; and other claims.
15.RJRT (individually and as successor by merger to Lorillard Tobacco), American Snuff Co., Santa Fe Natural Tobacco Company, Inc. (SFNTC), R.J. Reynolds Vapor Company (RJR Vapor), Reynolds American, Lorillard Inc., other Reynolds American affiliates and indemnitees, including but not limited to B&W (collectively, the Reynolds Defendants), believe that they have valid defences to the tobacco-related litigation claims against them, as well as valid bases for appeal of adverse verdicts against them. The Reynolds Defendants have, through their counsel, filed pleadings and memoranda in pending tobacco-related litigation that set forth and discuss a number of grounds and defences that they and their counsel believe have a valid basis in law and fact.
16.Scheduled trials. Trial schedules are subject to change, and many cases are dismissed before trial. In the U.S., there are 48 cases, exclusive of Engle progeny cases, scheduled for trial as at 31 December 2022 through 31 December 2023, for the Reynolds Defendants: 35 individual smoking and health cases, 11 Filter Cases, and two other cases. There are also approximately 77 Engle progeny cases against RJRT (individually and as successor to Lorillard Tobacco) and B&W scheduled for trial through 31 December 2023. It is not known how many of these cases will actually be tried.
17.Trial results. From 1 January 2020 through 31 December 2022, 44 trials occurred in individual smoking and health, Engle progeny, and patent cases in which the Reynolds Defendants were defendants, including nine where mistrials were declared. Verdicts in favour of the Reynolds Defendants and, in some cases, other defendants, were returned in eight cases, tried in Florida (5), Oregon (1), and Massachusetts (2). Verdicts in favour of the plaintiffs were returned in 23 cases, tried in Florida (18), Massachusetts (1), New Mexico (1), Oregon (2) and North Carolina (1). Three of the cases (in Florida) were dismissed during trial. One of the cases (in Florida) was a punitive damages re-trial.
(a) Medical Reimbursement Cases
18.These civil actions seek to recover amounts spent by government entities and other third-party providers on healthcare and welfare costs claimed to result from illnesses associated with smoking.
19.As at 31 December 2022, one U.S. medical reimbursement suit (Crow Creek Sioux Tribe v. American Tobacco Co., filed in 1997) was pending against RJRT, B&W and Lorillard Tobacco in a Native American tribal court in South Dakota. The plaintiffs seek to recover actual and punitive damages, restitution, funding of a clinical cessation programme, funding of a corrective public education programme, and disgorgement of unjust profits from sales to minors. There has been no recent activity in this case, and no other medical reimbursement suits are pending against these companies by county or other political subdivisions of the states.
U.S. Department of Justice Action
20.On 22 September 1999, the U.S. Department of Justice (DOJ) brought an action in the U.S. District Court for the District of Columbia against various industry members, including RJRT, B&W, Lorillard Tobacco, B.A.T Industries p.l.c. (Industries) and Investments (United States v. Philip Morris USA Inc.). The DOJ initially sought (i) recovery of certain federal funds expended in providing health care to smokers who developed alleged smoking-related diseases and (ii) equitable relief under the civil provisions of the Racketeer Influenced and Corrupt Organizations Act

(RICO), including (a) disgorgement of roughly US$280 billion (approximately £232.8 billion) in profits allegedly earned from a purported racketeering ‘enterprise’ - a remedy the U.S. Court of Appeals for the DC Circuit ruled in February 2005 was not available - and (b) certain ‘corrective communications’. In September 2000, the district court dismissed Industries for lack of personal jurisdiction and dismissed the health care cost recovery claims.
21.After a roughly nine-month non-jury trial of the remaining RICO claims, the district court issued its Final Judgment and Remedial Order (the Remedial Order) on 17 August 2006. That order found certain defendants, including RJRT, B&W, Lorillard Tobacco and Investments, had violated RICO, imposed financial penalties and enjoined the defendants from committing future racketeering acts, participating in certain trade organisations, making misrepresentations concerning smoking and health and youth marketing, and using certain brand descriptors such as ‘low tar’, ‘light’, ‘ultra-light’, ‘mild’ and ‘natural’. The Remedial Order also required the defendants to issue ‘corrective communications’ on five subjects, including smoking and health and addiction, and to comply with further undertakings, including maintaining websites of historical corporate documents and disseminating certain marketing information on a confidential basis to the government. In addition, the district court placed restrictions on the defendants’ ability to dispose of certain assets for use in the United States, unless the transferee agrees to abide by the terms of the district court’s order.
22.The parties appealed and cross-appealed and, on 22 May 2009, the DC Circuit affirmed the district court’s RICO liability judgment but vacated the Remedial Order in part and remanded for further factual findings and clarification as to whether liability should be imposed against B&W, based on changes in the nature of B&W’s business operations (including the extent of B&W’s control over tobacco operations). The DC Circuit also remanded three other discrete issues relating to the injunctive remedies, including for the district court ‘to reformulate’ the injunction on the use of low-tar descriptors ‘to exempt foreign activities that have no substantial, direct, and foreseeable domestic effects,’ and for the district court to evaluate whether corrective communications could be required at point-of-sale displays (which requirement the DC Circuit vacated). On 28 June 2010, the U.S. Supreme Court denied the parties' petitions for further review.
23.On 22 December 2010, the district court dismissed B&W from the litigation. Due to intervening changes in controlling law, on 28 March 2011, the district court ruled that the Remedial Order no longer applied to Investments prospectively, and for this reason, Investments would not have to comply with any of the remaining injunctive remedies. In November 2012, the district court entered an order setting forth the text of the corrective statements and directed the parties to engage in discussions with the Special Master to implement them. After various proceedings and appeals, the district court in October 2017 ordered RJRT and the other U.S. tobacco company defendants to fund the publication of compelled public statements in various U.S. media outlets, including in newspapers, on television, on the companies’ websites, and in onserts on cigarette packaging. The compelled public statements in newspapers and on television were completed in 2018 and in package onserts in mid-2020. The compelled public statements now also appear on RJRT websites. The final issue regarding corrective statements was their display at retail point of sale. On 6 December 2022, the district court entered a consent order requiring the tobacco company defendants to have the compelled public statements posted at retail point of sale from October 2023 through June 2025.
(b) Class Actions
24.As at 31 December 2022, RJRT, B&W and Lorillard Tobacco were named as defendants in two actions asserting claims on behalf of putative classes of persons allegedly injured or financially impacted by their smoking, and SFNTC was named in 17 putative class actions relating to the use of the words ‘natural’, ‘100% additive-free’ or ‘organic’ in Natural American Spirit advertising and promotional materials. If the classes are or remain certified, separate trials may be needed to assess individual plaintiffs’ damages. Among the pending class actions, 16 specified the amount of the claim in the complaint and alleged that the plaintiffs were seeking in excess of US$5 million (approximately £4.16 million) and one that alleged that the plaintiffs were seeking less than US$75,000 (approximately £62,349) per class member plus unspecified punitive damages.
No Additive/Natural/Organic Claim Cases
25.A total of 17 pending putative class actions were filed in nine U.S. federal district courts against SFNTC, a subsidiary of Reynolds American, which cases generally allege, in various combinations, violations of state deceptive and unfair trade practice statutes, and claim state common law fraud, negligent misrepresentation, and unjust enrichment based on the use of descriptors such as ‘natural’, ‘organic’ and ‘100% additive-free’ in the marketing, labelling, advertising, and promotion of SFNTC’s Natural American Spirit brand cigarettes. In these actions, the plaintiffs allege that the use of these terms suggests that Natural American Spirit brand cigarettes are less harmful than other cigarettes and, for that reason, violated state consumer protection statutes or amounted to fraud or a negligent or intentional misrepresentation. The actions seek various categories of recovery, including economic damages, injunctive relief (including medical monitoring and cessation programmes), interest, restitution, disgorgement, treble and punitive damages, and attorneys’ fees and costs. In April 2016, the U.S. Judicial Panel on Multidistrict Litigation (JPML) consolidated the 16 cases pending at that time for pre-trial purposes before a federal district court in New Mexico, and a later-filed case was transferred there for pre-trial purposes in 2018. On 21 December 2017, that court granted the defendants’ motion to dismiss in part, dismissing a number of claims with prejudice, and denied it in part. The district court conducted a five-day hearing on the motion for class certification and on the motion challenging the admissibility of expert opinion testimony in December 2020. The parties filed post-hearing briefs in January 2021 and filed proposed findings of fact and conclusions of law in February 2021. A decision is pending.
Other Putative Class Actions
26.Jones v. American Tobacco Co. is a putative class action filed in December 1998 in the Circuit Court, Jackson County, Missouri, against various U.S. cigarette manufacturers, including RJRT, B&W, Lorillard Tobacco and certain parent companies. The action was brought by a plaintiff on behalf of a putative class of Missouri tobacco product users and purchasers alleging that the plaintiffs’ use of the defendants’ tobacco products has caused them to become addicted to nicotine, and seeking an unspecified amount of compensatory and punitive damages. There is currently no activity in this case.
27.Young v. American Tobacco Co. is a putative class action filed in November 1997 in the Circuit Court, Orleans Parish, Louisiana against various U.S. cigarette manufacturers, including RJRT, B&W, Lorillard Tobacco and certain parent companies. This action was brought on behalf of a putative class of Louisiana residents who, though not themselves cigarette smokers, have been exposed to second-hand smoke from cigarettes manufactured by the defendants, and who allegedly suffered injury as a result of that exposure. The action seeks an unspecified amount of compensatory and punitive damages. In March 2016, the court entered an order staying the case, including all discovery, pending the completion of an ongoing smoking cessation programme ordered by the court in a now-concluded Louisiana state court certified class action, Scott v. American Tobacco Co.
Engle Class Action and Engle Progeny Cases (Florida)
28.In July 1998, trial began in Engle v. R. J. Reynolds Tobacco Co., a then-certified class action filed in Circuit Court, Miami-Dade County, Florida, against U.S. cigarette manufacturers, including RJRT, B&W, Lorillard Tobacco and Lorillard Inc. The then-certified class consisted of Florida citizens and residents, and their survivors, who suffered from smoking-related diseases that first manifested between 5 May 1990, and 21 November 1996, and were caused by an addiction to cigarettes. In July 1999, the jury in this Phase I found against RJRT, B&W, Lorillard Tobacco, Lorillard Inc. and the other defendants on common issues relating to the defendants’ conduct, general causation, the addictiveness of cigarettes, and entitlement to punitive damages.
29.In July 2000, the jury in Phase II awarded the class a total of approximately US$145 billion (approximately £120.5 billion) in punitive damages, apportioned US$36.3 billion (approximately £30.2 billion) to RJRT, US$17.6 billion (approximately £14.6 billion) to B&W, and US$16.3 billion (approximately £13.6 billion) to Lorillard Tobacco and Lorillard Inc. The three class representatives in the Engle class action were awarded US$13 million (approximately £10.8 million) in compensatory damages.
30.This decision was appealed and ultimately resulted in the Florida Supreme Court in December 2006 decertifying the class and allowing judgments entered for only two of the three Engle class representatives to stand and setting aside the punitive damages award. The court preserved certain of the jury’s Phase I findings, including that cigarettes can cause certain diseases, nicotine is addictive, and defendants placed defective cigarettes on the market, breached duties of care, concealed health-related information and conspired. Putative Engle class members were permitted to file individual lawsuits, deemed ‘Engle progeny cases’, against the Engle defendants, within one year of the Supreme Court’s decision (subsequently extended to 11 January 2008).
31.During 2015, RJRT and Lorillard Tobacco, together with Philip Morris USA Inc. (PM USA), settled virtually all of the Engle progeny cases then pending against them in federal district court. The total amount of the settlement was US$100 million (approximately £83.1 million) divided as follows: RJRT US$42.5 million (approximately £35.3 million); PM USA US$42.5 million (approximately £35.3 million); and Lorillard Tobacco US$15 million (approximately £12.5 million). The settlement covered more than 400 federal Engle progeny cases but did not cover 12 federal progeny cases previously tried to verdict and then pending on post-trial motions or appeal, and two federal progeny cases filed by different lawyers from the ones who negotiated the settlement for the plaintiffs.
32.As at 31 December 2022, there were approximately 665 Engle progeny cases pending in which RJRT, B&W and/or Lorillard Tobacco have all been named as defendants and served. These cases include claims by or on behalf of 838 plaintiffs. In addition, as at 31 December 2022, RJRT was aware of five additional Engle progeny cases that have been filed but not served. The number of pending cases fluctuates for a variety of reasons, including voluntary and involuntary dismissals. Voluntary dismissals include cases in which a plaintiff accepts an ‘offer of judgment’ from RJRT and/or RJRT’s affiliates and indemnitees. An offer of judgment, if rejected by the plaintiff, preserves the offering party's right to seek attorneys’ fees under Florida law in the event of a favourable verdict. Such offers are sometimes made through court-ordered mediations.

33. 31 trials occurred in Engle progeny cases in Florida state and federal courts against RJRT, B&W and/or Lorillard Tobacco from 1 January 2020 through 31 December 2022, and additional state court trials are scheduled for 2023.
34.The following chart identifies the number of trials in Engle progeny cases as at 31 December 2022 and additional information about the adverse judgments entered:
Trials/verdicts/judgments of individual Engle progeny cases from 1 January 2020 through 31 December 2022:

Total number of trials	31
Number of trials resulting in plaintiffs’ verdicts	16 **
Total damages awarded in final judgments against RJRT	US$92,934,000 (approximately £77 million)
Amount of overall damages comprising ‘compensatory damages’ (approximately)	US$57,869,000 (of overall US$92,934,000 ) (approximately £48 million of £77 million)
Amount of overall damages comprising ‘punitive damages’ (approximately)	US$35,065,000 (of overall US$92,934,000) (approximately £29 million of £77 million)
Note:
**    Of the 16 trials resulting in plaintiffs’ verdicts 1 January 2020 to 31 December 2022 (note 31(k)):

Number of adverse judgments appealed by RJRT (note 31(l))	12
Number of adverse judgments, in which RJRT still has time to file an appeal	2
Number of adverse judgments in which an appeal was not, and can no longer be, sought	2
Appeals of individual Engle progeny cases 1 January 2020 to 31 December 2022:
Number of adverse judgments appealed by RJRT (note 31(m))	13
(Note 31(k)) The 31 trials include two cases that were tried twice (Yount v. R.J. Reynolds Tobacco Co. and Rutkowski v. R. J. Reynolds Tobacco Co.). In each case, the first trial resulted in mistrial, while the second resulted in a verdict for plaintiff. The 31 cases also include one trial that resulted in a plaintiff verdict, but a new trial was ordered (Leidinger v. R. J. Reynolds Tobacco Co.).
(Note 31(l)) Of the 12 adverse verdicts appealed by RJRT as a result of judgments arising in the period 1 January 2020 to 31 December 2022:
a.eight appeals remain undecided in the District Courts of Appeal;
b.two appeals were decided and/or closed in the District Court of Appeals;
c.one judgment was affirmed and paid; and
d.there was one appeal in which the case was resolved and appeal dismissed.
(Note 31(m)) In addition to the 12 cases discussed in note 31(l), RJRT appealed one additional case during the 1 January 2020 to 31 December 2022 period, the original plaintiff verdict of which was returned in November 2019.

35.By statute, Florida applies a US$200 million (approximately £166.3 million) bond cap to all Engle progeny cases in the aggregate. Individual bond caps for any given Engle progeny case vary depending on the number of judgments in effect at a given time. Judicial attempts by several plaintiffs in the Engle progeny cases to challenge the bond cap as violating the Florida Constitution have failed. In addition, bills have been introduced in sessions of the Florida legislature that would eliminate the Engle progeny bond cap, but those bills have not been enacted as at 31 December 2022.
36.In 2022, RJRT paid judgments in 11 Engle progeny cases. Those payments totalled US$13.2 million (approximately £11.0 million) in compensatory or punitive damages. Additional costs were paid in respect of attorneys’ fees and statutory interest.
37.In addition, accruals for damages and attorneys’ fees and statutory interest for 14 cases and three resolution bundles (Konzelman v. R. J. Reynolds Tobacco Co., Ledo v. R. J. Reynolds Tobacco Co., Blackwood v. R. J. Reynolds Tobacco Co., Lane v. R. J. Reynolds Tobacco Co., McKeehan v. R. J. Reynolds Tobacco Co., Woodley v. R. J. Reynolds Tobacco Co., Rodriguez v. R. J. Reynolds Tobacco Co., French v. R. J. Reynolds Tobacco Co., Rembe v. R. J. Reynolds Tobacco Co., Canady v. R. J. Reynolds Tobacco Co., Redburn v. R. J. Reynolds Tobacco Co., Phelps v. R. J. Reynolds Tobacco Co., Wlasiuk v. R. J. Reynolds Tobacco Co., Leidinger v. R. J. Reynolds Tobacco Co., the Gary Williams Engle progeny bundle, the Ogle/Wiggins Child Engle progeny bundle, and the Ogle Engle progeny bundle) were recorded in Reynolds American’s consolidated balance sheet as at 31 December 2022 to the value of approximately US$53 million (approximately £44.1 million).

(c) Individual Cases
38.As at 31 December 2022, 206 individual cases were pending in the United States against RJRT, B&W and/or Lorillard Tobacco. This category of cases includes smoking and health cases alleging personal injuries caused by tobacco use or exposure brought by or on behalf of individual plaintiffs based on theories of negligence, strict liability, breach of express or implied warranty, and violations of state deceptive trade practices or consumer protection statutes. The plaintiffs seek to recover compensatory damages, attorneys’ fees and costs, and punitive damages. The category does not include the Engle progeny cases, Broin II cases, and Filter Cases discussed above and below. One of the individual cases is brought by or on behalf of an individual or his/her survivors alleging personal injury as a result of exposure to Environmental Tobacco Smoke (ETS).
39.The following chart identifies the number of individual cases pending as at 31 December 2022 as against the number pending as at 31 December 2021, along with the number of Engle progeny cases, Broin II cases, and Filter Cases, which are discussed further below.

Case Type	U.S. Case Numbers 31 December 2022	U.S. Case Numbers 31 December 2021	Change in Number Increase / (Decrease)
Individual Smoking and Health Cases (note 31(n))	206	222	(16)
Engle Progeny Cases (Number of Plaintiffs) (note 31(o))	665 (838)	1,071 (1,304)	(406) (466)
Broin II Cases (note 31(p))	1,183	1,200	(17)
Filter Cases (note 31(q))	46	46	No change
(Note 31(n)) Out of the 206 pending individual smoking and health cases, nine have received adverse verdicts or judgments in the court of first instance or on appeal, and the total amount of those verdicts or judgments is approximately US$60.0 million (approximately £49.9 million).
(Note 31(o)) The number of Engle progeny cases will fluctuate as cases are dismissed or if any of the dismissed cases are appealed. Please see earlier table in paragraph 34.
(Note 31(p)) Broin v. Philip Morris, Inc. was a class action filed in Circuit Court in Miami-Dade County, Florida in 1991 and brought on behalf of flight attendants alleged to have suffered from diseases or ailments caused by exposure to ETS in airplane cabins. In October 1997, RJRT, B&W, Lorillard Tobacco and other cigarette manufacturer defendants settled Broin, agreeing to pay a total of US$300 million (approximately £249 million) in three annual US$100 million (approximately £83.1 million) instalments, allocated among the companies by market share, to fund research on the early detection and cure of diseases associated with tobacco smoke. It also required those companies to pay a total of US$49 million (approximately £40.7 million) for the plaintiffs’ counsel’s fees and expenses. RJRT’s portion of these payments was approximately US$86 million (approximately £71.5 million); B&W’s was approximately US$57 million (approximately £47.4 million); and Lorillard Tobacco’s was approximately US$31 million (approximately £25.8 million). The settlement agreement, among other things, limits the types of claims class members may bring and eliminates claims for punitive damages. The settlement agreement also provides that, in individual cases by class members that are referred to as Broin II lawsuits, the defendants will bear the burden of proof with respect to whether ETS can cause certain specifically enumerated diseases, referred to as ‘general causation’. With respect to all other liability issues, including whether an individual plaintiff’s disease was caused by his or her exposure to ETS in airplane cabins, referred to as ‘specific causation’, individual plaintiffs will bear the burden of proof. On 7 September 1999, the Florida Supreme Court approved the settlement. There have been no Broin II trials since 2007. There have been periodic efforts to activate cases and the Group expects this to continue over time.
(Note 31(q)) Includes claims brought against Lorillard Tobacco and Lorillard Inc. by individuals who seek damages resulting from their alleged exposure to asbestos fibres that were incorporated into filter material used in one brand of cigarettes manufactured by a predecessor to Lorillard Tobacco for a limited period of time ending more than 60 years ago. Pursuant to a 1952 agreement between P. Lorillard Company and H&V Specialties Co., Inc. (the manufacturer of the filter material), Lorillard Tobacco is required to indemnify Hollingsworth & Vose for legal fees, expenses, judgments and resolutions in cases and claims alleging injury from finished products sold by P. Lorillard Company that contained the filter material. As at 31 December 2022, Lorillard Tobacco and/or Lorillard Inc. was a defendant in 46 Filter Cases. Since 1 January 2020, Lorillard Tobacco and RJRT have paid, or have reached agreement to pay, a total of approximately US$22.3 million (approximately £18.5 million) in settlements to resolve 84 Filter Cases.
(d) State Settlement Agreements
40.In November 1998, the major U.S. cigarette manufacturers, including RJRT, B&W and Lorillard Tobacco, entered into the Master Settlement Agreement (MSA) with attorneys general representing 46 U.S. states, the District of Columbia and certain U.S. territories and possessions. These cigarette manufacturers previously settled four other cases, brought on behalf of Mississippi, Florida, Texas and Minnesota, by separate agreements with each state (collectively and with the MSA, the ‘State Settlement Agreements’).
41.These State Settlement Agreements settled all health care cost recovery actions brought by, or on behalf of, the settling jurisdictions; released the defending major U.S. cigarette manufacturers from various additional present and potential future claims; imposed future payment obligations in perpetuity on RJRT, B&W, Lorillard Tobacco and other major U.S. cigarette manufacturers; and placed significant restrictions on their ability to market and sell cigarettes and smokeless tobacco products. In accordance with the MSA, various tobacco companies agreed to fund a US$5.2 billion (approximately £4.3 billion) trust fund to be used to address the possible adverse economic impact of the MSA on tobacco growers.
42.RJRT and SFNTC are subject to the substantial payment obligations under the State Settlement Agreements. Payments under the State Settlement Agreements are subject to various adjustments for, among other things, the volume of cigarettes sold, relative market share, operating profit and inflation. Reynolds American’s operating subsidiaries’ expenses and payments under the State Settlement Agreements for 2019, 2020, 2021 and 2022 and the projected expenses and payments for 2023 and onwards are set forth below (in millions of U.S. dollars)*:

	2019	2020	2021	2022	2023	2024 and thereafter
Settlement expenses	$2,762	$3,572	$3,420	$2,951
Settlement cash payments	$2,918	$2,848	$3,744	$3,129
Projected settlement expenses					>$2,800	>$2,800
Projected settlement cash payments					>$3,000	>$2,800
Note:
*    Subject to adjustments for changes in sales volume, inflation, operating profit and other factors. Payments are allocated among the companies on the basis of relative market share or other methods.
43.The State Settlement Agreements have materially adversely affected RJRT’s shipment volumes. Reynolds American believes that these settlement obligations may materially adversely affect the results of operations, cash flows or financial position of Reynolds American and RJRT in future periods. The degree of the adverse impact will depend, among other things, on the rate of decline in U.S. cigarette sales in the premium and value categories, RJRT’s share of the domestic premium and value cigarette categories, and the effect of any resulting cost advantage of manufacturers not subject to the State Settlement Agreements.
44.In addition, the MSA includes an adjustment that potentially reduces the annual payment obligations of RJRT, Lorillard Tobacco and the other signatories to the MSA, known as ‘Participating Manufacturers’ (PMs). Certain requirements, collectively referred to as the ‘Adjustment Requirements’, must be satisfied before the Non-Participating Manufacturers (NPM) Adjustment for a given year is available: (i) an Independent Auditor must determine that the PMs have experienced a market share loss, beyond a triggering threshold, to those manufacturers that do not participate in the MSA (such non-participating manufacturers being referred to as NPMs); and (ii) in a binding arbitration proceeding, a firm of independent economic consultants must find that the disadvantages of the MSA were a significant factor contributing to the loss of market share. This finding is known as a significant factor determination.
45.When the Adjustment Requirements are satisfied, the MSA provides that the NPM Adjustment applies to reduce the annual payment obligation of the PMs. However, an individual settling state may avoid its share of the NPM Adjustment if it had in place and diligently enforced during the entirety of the relevant year a ‘Qualifying Statute’ that imposes escrow obligations on NPMs that are comparable to what the NPMs would have owed if they had joined the MSA. In such event, the state’s share of the NPM Adjustment is reallocated to other settling states, if any, that did not have in place and diligently enforce a Qualifying Statute.
46.RJRT, Lorillard Tobacco and SFNTC are or were involved in the NPM Adjustment proceedings concerning the years 2003 to 2019. In 2012, RJRT, Lorillard Tobacco, and SFNTC entered into an agreement (the Term Sheet) with certain settling states that resolved accrued and future NPM adjustments. After an arbitration panel ruled in September 2013 that six states had not diligently enforced their qualifying statutes in the year 2003, additional states joined the Term Sheet. RJRT executed the NPM Adjustment Settlement Agreement on 25 September 2017 (which incorporated the Term Sheet). Since the NPM Adjustment Settlement Agreement was executed, an additional 11 states have joined. The arbitration panels ruled in September 2021 that two states had not diligently enforced their qualifying statutes in the year 2004. In September 2022, a panel also ruled that an additional state had not diligently enforced its qualifying statute in the year 2004. NPM proceedings are ongoing and could result in further reductions of the companies’ MSA-related payments.
47.On 18 January 2017, the State of Florida filed a motion to join Imperial Tobacco Group, PLC (ITG) as a defendant and to enforce the Florida State Settlement Agreement, which motion sought payment under the Florida State Settlement Agreement of approximately US$45 million (approximately £37.4 million) with respect to the four brands (Winston, Salem, Kool and Maverick) that were sold to ITG in the divestiture of certain assets, on 12 June 2015, by subsidiaries or affiliates of Reynolds American and Lorillard, to a wholly owned subsidiary of Imperial Brands plc (the Divestiture), referred to as the ‘Acquired Brands’. The motion also claimed future annual losses of approximately US$30 million per year (approximately £24.9 million) absent the court’s enforcement of the Florida State Settlement Agreement. The State’s motion sought, among other things, an order declaring that RJRT and ITG are in breach of the Florida Settlement Agreement and are required, jointly and severally, to make annual payments to the State under the Florida State Settlement Agreement with respect to the Acquired Brands. By order dated 30 March 2017, ITG was joined into the enforcement action. In addition, on 18 January 2017, PM USA filed a motion to enforce the Florida State Settlement Agreement asserting, among other things, that RJRT and ITG breached that agreement by failing to make settlement payments as to the Acquired Brands, which PM USA asserts improperly shifted settlement payment obligations to PM USA.

48.After a bench trial, on 27 December 2017 the court entered an order holding RJRT (not ITG) liable for annual settlement payments for the Acquired Brands, finding that ITG did not assume liability for annual settlement payments related to the Acquired Brands under the terms of the asset purchase agreement relating to the Divestiture. The court declined to enter final judgment until after resolution of the dispute between RJRT and PM USA regarding PM USA's assertion that the settlement payment obligations have been improperly shifted to PM USA. On 15 August 2018, the court entered a final judgment in the action (the Final Judgment). As a result of the Final Judgment, PM USA's challenge to RJRT's accounting assumptions related to the Acquired Brands was rendered moot, subject to reinstatement if ITG joins the Florida State Settlement Agreement or if the Final Judgment is reversed. On 29 August 2018, RJRT filed a notice of appeal on the Final Judgment. On 7 September 2018, PM USA filed a notice of appeal with respect to the court's ruling as to ITG. These appeals were consolidated pursuant to RJRT's motion on 1 October 2018. On 29 July 2020, Florida's Fourth District Court of Appeal affirmed the Final Judgment. On 12 August 2020, RJRT filed a motion for rehearing or for certification to the Florida Supreme Court of the 29 July 2020 decision. RJRT posted a total bond in the amount of US$187,797,139.83 (approximately £156.1 million) for its appeal. RJRT’s motion for rehearing or certification to the Florida Supreme Court was denied on 18 September 2020 and its motion for review was denied by the Florida Supreme Court on 18 December 2020. On 5 October 2020, RJRT satisfied the Final Judgment (approximately US$192,869,589.86 (approximately £160.3 million)) and paid approximately US$3.2 million (approximately £2.7 million) of Florida’s attorneys’ fees. RJRT's appellate bonds were released to RJRT by order dated 5 November 2020. As explained below, RJRT has secured an order in the Delaware action requiring ITG to indemnify it for amounts paid under the Final Judgment.
49.On 17 February 2017, ITG filed an action in the Delaware Court of Chancery seeking declaratory relief against Reynolds American and RJRT on various matters related to its rights and obligations under the asset purchase agreement (and related documents) relating to the Divestiture with respect to the subject of the Florida enforcement litigation described above. Reynolds American and RJRT filed counterclaims on the same issues. As a result of multiple rounds of cross-motions for judgment on the pleadings, the Delaware court ruled (i) that ITG’s obligation to use its reasonable best efforts to join the Florida Settlement Agreement did not terminate due to the closing of the asset purchase agreement relating to the Divestiture; (ii) that the asset purchase agreement does not entitle ITG to a unique protection from an equity-fee law that does not yet exist in a Previously Settled State; and (iii) that it would defer until after it received evidence related to the parties' intent in the asset purchase agreement, its determination of whether, to the extent RJRT is held liable for any settlement payments based on ITG's post-closing sales of the Acquired Brands, ITG assumed this liability. After discovery was completed in March 2022, the parties briefed cross-motions for summary judgment on that third issue. On 30 September 2022, the court granted summary judgment for Reynolds American and RJRT, holding that ITG assumed the liability that the Final Judgment imposed on RJRT for settlement payments to the State of Florida based on ITG's post-closing sales of the Acquired Brands. A second round of summary judgment briefing on the amount of indemnifiable damages is complete. A hearing on that issue is scheduled for 23 February 2023.
50.In June 2015, ITG joined the Mississippi State Settlement Agreement. On 26 December 2018, PM USA filed a motion to enforce the settlement agreement against RJRT and ITG alleging RJRT and ITG failed to act in good faith in calculating the base year net operating profits for the Acquired Brands, claiming damages of approximately US$6 million (approximately £5.0 million) through 2017. On 21 February 2019, the Chancery Court of Jackson County, Mississippi held a scheduling conference and issued a discovery schedule order. A hearing on PM USA’s motion to enforce, originally scheduled for 3-6 May 2021, was adjourned on consent of the parties to 11-12 August 2021. On 8 June 2021, PM USA and RJRT entered into a settlement agreement resolving the outstanding payment calculation issues. On 11 June 2021, the Mississippi Chancery Court entered an order withdrawing PM USA’s motion to enforce. On 14 June 2021, RJRT made a payment of US$5.1 million (approximately £4.2 million) to PM USA. On 3 December 2019, the State of Mississippi filed a notice of violation and motion to enforce the settlement agreement in the Chancery Court of Jackson County, Mississippi against RJRT, PM USA and ITG, seeking a declaration that the base year 1997 net operating profit to be used in calculating the Net Operating Profit Adjustment was not affected by the change in the federal corporate tax rate in 2018 from 35% to 21%, and an order requiring RJRT to pay the approximately US$5 million (approximately £4.2 million) difference in its 2018 payment because of this issue. Determination of this issue may affect RJRT’s annual payment thereafter. A hearing on Mississippi’s motion to enforce occurred on 6-7 October 2021. On 10 June 2022, the Mississippi Chancery Court granted the State's motion to enforce, finding that the base year 1997 net operating profit to be used in calculating the Net Operating Profit Adjustment was not affected by the change in the federal corporate tax rate in 2018. RJRT will appeal the motion to enforce. On 29 July 2022, the parties each submitted a supplemental briefing on damages, including interest and attorneys' fees. A hearing on damages was scheduled for 7 December 2022, however, the Court advised the parties that the hearing will be rescheduled for a date in 2023; the parties will confer to select a new date.
51.In January 2021, RJRT reached an agreement with several MSA states to waive RJRT’s claims under the MSA in connection with a settlement between those MSA states and a non-participating manufacturer, S&M Brands, Inc. (S&M Brands), under which the states released certain claims against S&M Brands in exchange for receiving a portion of the funds S&M Brands had deposited into escrow accounts in those states pursuant to the states’ escrow statutes. In consideration for waiving claims, RJRT, together with SFNTC, received approximately US$55.4 million (approximately £46.1 million) from the escrow funds paid to those MSA states under their settlement with S&M Brands.
52.On 27 May 2022, PM USA filed a motion to compel arbitration under the MSA against RJRT and ITG in North Carolina Superior Court claiming RJRT and ITG inaccurately calculated the base year net operating profits for the Acquired Brands and this improperly shifted approximately US$80 million (approximately £66.5 million) in MSA payment obligations from RJRT to PM USA, to date. On 7

June 2022, RJRT and PM USA negotiated a resolution of the MSA claims, in which RJRT agreed to, among other things, pay PM USA the sum of approximately US$37 million (approximately £30.8 million).

53.On 28 July 2022, the State of Iowa filed a motion to enforce the Consent Decree and MSA against the PMs asserting, among other things, claims for breach of contract and violations of the Iowa False Claims Act. Iowa seeks over US$130 million (approximately £108 million) in damages, as well as treble damages. The PMs filed their resistance to Iowa’s motion and a motion to compel arbitration on 26 September 2022. Iowa filed its resistance to the PMs’ motion to compel arbitration on 6 October 2022, and the PMs filed their reply on 31 October 2022. A hearing on the motion was held on 21 December 2022; a decision is pending.
54.On 29 November 2022, the State of New Mexico filed a complaint, or in the alternative, a motion to enforce the Consent Decree and MSA against the PMs asserting, among other things, claims for breach of contract and violations of New Mexico’s Unfair Practices Act. New Mexico seeks compensatory damages in an amount to be determined at trial, as well as treble damages, punitive damages, and declaratory and injunctive relief. The PMs’ deadline to answer or respond was 29 December 2022. On 15 December 2022, the PMs filed an opposed motion for an extension of deadlines and pages to file their response on 10 February 2023. New Mexico filed its response to the motion on 20 December 2022 and the PMs filed their reply on 30 December 2022. On 13 January 2023, the court granted the PMs’ motion to extend their deadline to file their response to 10 February 2023.
Tobacco-Related Litigation Outside the U.S.
55.As at 31 December 2022:
a)    medical reimbursement actions are being brought in Angola, Brazil, Canada, Nigeria and South Korea;
b)    class actions are being brought in Canada and Venezuela; and
c)    active tobacco product liability claims against the Group’s companies existed in 12 markets outside the U.S. The only markets with five or more claims were Argentina, Brazil, Canada, Chile, Nigeria and Italy.
(a) Medical reimbursement cases
Angola
56.In November 2016, BAT Angola affiliate Sociedade Unificada de Tabacos de Angola (SUT) was served with a collective action filed in the Provincial Court of Luanda, 2nd Civil Section, by the consumer association Associação Angolana dos Direitos do Consumidor (AADIC). The lawsuit seeks damages of AOA 800,000,000 (approximately £1.3 million) allegedly incurred by the Angolan Instituto Nacional do Controlo do Cancro (INCC) for the cost of treating tobacco-related disease, non-material damages allegedly suffered by certain individual smokers on the rolls of INCC, and the mandating of certain cigarette package warnings. SUT filed its answer to the claim on 5 December 2016. The case remains pending.
Canada
57.On 1 March 2019, the Quebec Court of Appeal handed down a judgment which largely upheld and endorsed the lower court’s previous decision in two Quebec class actions (the Quebec Class Actions), as further described below. The share of the judgment for Imperial, the Group’s operating company in Canada, is approximately CAD$9.2 billion
(approximately £5.6 billion). As a result of this judgment, there were attempts by the Quebec plaintiffs to obtain payment out of the CAD $758 million (approximately £465 million) on deposit with the court. JTI-MacDonald Corp (a co-defendant in the cases) filed for creditor protection under the Companies’ Creditors Arrangement Act (the CCAA) on 8 March 2019. A court order to stay all tobacco litigation in Canada against all defendants (including RJRT and its affiliate R.J. Reynolds Tobacco International Inc. (collectively, the RJR Companies)) until 4 April 2019 was obtained, and the need for a mediation process to resolve all the outstanding litigation across the country was recognised. On 12 March 2019 Imperial filed for creditor protection under the CCAA. In its application Imperial asked the Ontario Superior Court to stay all pending or contemplated litigation against Imperial, certain of its subsidiaries and all other Group companies that were defendants in the Canadian tobacco litigation, including British American Tobacco p.l.c. (the Company), Investments, Industries and Carreras Rothmans Limited (collectively, the UK Companies). On 22 March 2019, Rothmans, Benson & Hedges Inc. also filed for CCAA protection and obtained a stay of proceedings (together with the other two stays, the Stays). The Stays are currently in place until 31 March 2023. While the Stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to any of the defendants.
58.The below represents the state of the referenced litigation as at the advent of the Stays.
59.Following the implementation of legislation enabling provincial governments to recover health-care costs directly from tobacco manufacturers, 10 actions for recovery of health-care costs arising from the treatment of smoking- and health-related diseases have been brought. These proceedings name various Group companies as defendants, including the UK Companies and Imperial as well as the RJR Companies. Pursuant to the terms of the 1999 sale of RJRT’s international tobacco business to Japan Tobacco Incorporated (JTI), JTI has agreed to indemnify RJRT for all liabilities and obligations (including litigation costs) arising in respect of the Canadian recoupment actions. Subject to a reservation of rights, JTI has assumed the defence of the RJR Companies in these actions.

60.The 10 cases were proceeding in British Columbia, New Brunswick, Newfoundland and Labrador, Ontario, Quebec, Manitoba, Alberta, Saskatchewan, Nova Scotia and Prince Edward Island. The enabling legislation is in force in all 10 provinces. In addition, legislation has received Royal Assent in two of the three territories in Canada, but has yet to be proclaimed into force.
Canadian province: British Columbia
Act pursuant to which Claim was brought: Tobacco Damages and Health Care Costs Recovery Act 2000
Companies named as Defendants: Imperial, Investments, Industries, Carreras Rothmans Limited, the RJR Companies and other former Rothmans Group companies have been named as defendants and served.
Current stage: The defences of Imperial, Investments, Industries, Carreras Rothmans Limited and the RJR Companies have been filed, and document production and discoveries were ongoing. On 13 February 2017, the Province delivered an expert report dated October 2016, quantifying its damages in the amount of CAD$118 billion (approximately £72.4 billion). No trial date has been set. The federal government is seeking CAD$5 million (approximately £3.1 million) jointly from all the defendants in respect of costs pertaining to the third-party claim, now dismissed.
Canadian province: New Brunswick
Act pursuant to which Claim was brought: Tobacco Damages and Health Care Costs Recovery Act 2006
Companies named as Defendants: Imperial, the UK Companies and the RJR Companies have been named as defendants and served.
Current stage: The defences of Imperial, the UK Companies and the RJR Companies have been filed and document production and discoveries are substantially complete. The most recent expert report filed by the Province estimated a range of damages between CAD$11.1 billion (approximately £6.8 billion) and CAD$23.2 billion (approximately £14.2 billion), including expected future costs. Following a motion to set a trial date, the New Brunswick Court of Queen’s Bench ordered that the trial commence on 4 November 2019. On 7 March 2019, the New Brunswick Court of Queen’s Bench released a decision which requires the Province to produce a substantial amount of additional documentation and data to the defendants. As a result, the original trial date of 4 November 2019 would have been delayed. No new trial date has been set.
Canadian province: Ontario
Act pursuant to which Claim was brought: Tobacco Damages and Health Care Costs Recovery Act 2009
Companies named as Defendants: Imperial, the UK Companies and the RJR Companies have been named as defendants and served.
Current stage: The defences of Imperial, the UK Companies and the RJR Companies have been filed. The parties completed significant document production in the summer of 2017 and discoveries commenced in the autumn of 2018. On 15 June 2018, the Province delivered an expert report quantifying its damages in the range of CAD$280 billion (approximately £172 billion) – CAD$630 billion (approximately £387 billion) in 2016/2017 dollars for the period 1954 – 2060, and the Province amended the damages sought in its Statement of Claim to CAD$330 billion (approximately £202.5 billion). On 31 January 2019, the Province delivered a further expert report claiming an additional amount between CAD$9.4 billion (approximately £5.8 billion) and CAD$10.9 billion in damages (approximately £6.7 billion) in respect of ETS. No trial date has been set.

Canadian province: Newfoundland and Labrador
Act pursuant to which Claim was brought: Tobacco Health Care Costs Recovery Act 2001
Companies named as Defendants: Imperial, the UK Companies and the RJR Companies have been named as defendants and served.
Current stage: This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and the Province began its document production in March 2018. Damages have not been quantified by the Province. No trial date has been set.
Canadian province: Saskatchewan
Act pursuant to which Claim was brought: Tobacco Damages and Health Care Costs Recovery Act 2007
Companies named as Defendants: Imperial, the UK Companies and the RJR Companies have been named as defendants and served.
Current stage: This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and the Province has delivered a test shipment of documents. Damages have not been quantified by the Province. No trial date has been set.
Canadian province: Manitoba
Act pursuant to which Claim was brought: Tobacco Damages Health Care Costs Recovery Act 2006
Companies named as Defendants: Imperial, the UK Companies and the RJR Companies have been named as defendants and served.
Current stage: This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and document production commenced. Damages have not been quantified by the Province. No trial date has been set.
Canadian province: Alberta
Act pursuant to which Claim was brought: Crown’s Right of Recovery Act 2009
Companies named as Defendants: Imperial, the UK Companies and the RJR Companies have been named as defendants and served.
Current stage: This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and the Province commenced its document production. The Province has stated its claim to be worth CAD$10 billion (approximately £6.1 billion). No trial date has been set.
Canadian province: Quebec
Act pursuant to which Claim was brought: Tobacco Related Damages and Health Care Costs Recovery Act 2009
Companies named as Defendants: Imperial, Investments, Industries, the RJR Companies and Carreras Rothmans Limited have been named as defendants and served.
Current stage: This case is at an early case management stage. The defences of Imperial, Investments, Industries, Carreras Rothmans Limited and the RJR Companies have been filed. Motions over admissibility of documents and damages discovery have been filed but not heard. The Province is seeking CAD$60 billion (approximately £36.8 billion). No trial date has been set.
Canadian province: Prince Edward Island
Act pursuant to which Claim was brought: Tobacco Damages and Health Care Costs Recovery Act 2009
Companies named as Defendants: Imperial, the UK Companies and the RJR Companies have been named as defendants and served.
Current stage: This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and the next step was expected to be document production, which the parties deferred for the time being. Damages have not been quantified by the Province. No trial date has been set.

Canadian province: Nova Scotia
Act pursuant to which Claim was brought: Tobacco Health Care Costs Recovery Act 2005
Companies named as Defendants: Imperial, the UK Companies and the RJR Companies have been named as defendants and served.
Current stage: This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed. The Province provided a test document production in March 2018. Damages have not been quantified by the Province. No trial date has been set.
Nigeria
61.British American Tobacco (Nigeria) Limited (BAT Nigeria), the Company and Investments have been named as defendants in a medical reimbursement action by the federal government of Nigeria, filed on 6 November 2007 in the Federal High Court, and in similar actions filed by the Nigerian states of Kano (9 May 2007), Oyo (30 May 2007), Lagos (13 March 2008), Ogun (26 February 2008), and Gombe (17 October 2008) commenced in their respective High Courts. In the five cases that remain active, the plaintiffs seek a total of approximately 10.6 trillion Nigerian naira (approximately £15 billion) in damages, including special, anticipatory and punitive damages, restitution and disgorgement of profits, as well as declaratory and injunctive relief.
62.The suits claim that the state and federal government plaintiffs incurred costs related to the treatment of smoking-related illnesses resulting from allegedly tortious conduct by the defendants in the manufacture, marketing, and sale of tobacco products in Nigeria, and assert that the plaintiffs are entitled to reimbursement for such costs. The plaintiffs assert causes of action for negligence, negligent design, fraud and deceit, fraudulent concealment, breach of express and implied warranty, public nuisance, conspiracy, strict liability, indemnity, restitution, unjust enrichment, voluntary assumption of a special undertaking, and performance of another’s duty to the public.
63.The Company and Investments have made a number of challenges to the jurisdiction of the Nigerian courts. Such challenges are still pending (on appeal) against the federal government and the states of Lagos, Kano, Gombe and Ogun. The underlying cases are stayed or adjourned pending the final outcome of these jurisdictional challenges. In the state of Oyo, on 13 November 2015, and 24 February 2017, respectively, the Company’s and Investments’ jurisdictional challenges were successful in the Court of Appeal and the issuance of the writ of summons was set aside.
South Korea
64.In April 2014, Korea’s National Health Insurance Service (NHIS) filed a healthcare recoupment action against KT&G (a Korean tobacco company), PM Korea and BAT Korea (including BAT Korea Manufacturing). The NHIS is seeking damages of roughly 54 billion Korean Won (approximately £35.5 million) in respect of health care costs allegedly incurred by the NHIS treating patients with lung (small cell and squamous cell) and laryngeal (squamous cell) cancer between 2003 and 2012. Court hearings in the case, which constitute the trial, commenced in September 2014. On 20 November 2020, the court issued a judgment in favour of the defendants and dismissing all of the plaintiff’s claims. The NHIS filed an appeal of the judgment on 11 December
2020. Appellate proceedings commenced in June 2021 and remain ongoing.
Brazil
65.On 21 May 2019, the Federal Attorney’s Office (AGU) in Brazil filed an action in the Federal Court of Rio Grande do Sul against the Company, the BAT Group’s Brazilian subsidiary Souza Cruz LTDA (Souza Cruz), Philip Morris International, Philip Morris Brazil Indústria e Comércio LTDA and Philip Morris Brasil S/A (collectively, PMB), asserting claims for medical reimbursement for funds allegedly expended by the federal government as public health care expenses to treat 26 tobacco-related diseases over the last five years from the filing date and that will be expended in perpetuity during future years, including diseases allegedly caused both by cigarette smoking and exposure to ETS. The action includes a claim for moral damages allegedly suffered by Brazilian society to be paid into a public welfare fund. The action is for an unspecified amount of monetary compensation, as the AGU seeks a bifurcated action in which liability would be determined in the first phase followed by an evidentiary phase to ascertain damages.
66.On 19 July 2019, the trial court ordered that service of the action on the Company be effected via service on Souza Cruz. On 6 August 2019, Souza Cruz refused to receive service on behalf of the Company due to Souza Cruz’s lack of power to do so. On 7 August 2019, Souza Cruz was served with the complaint. On 19 August 2019, Souza Cruz filed an interlocutory appeal challenging the 19 July 2019 trial court order and requesting a stay of proceedings until the appeal is decided. On 20 August 2019, the trial court issued a new decision that vacated its 19 July 2019 order to reassess whether service of a foreign defendant via its Brazilian subsidiary constituted improper service. The appellate court, in response to the trial court's 20 August 2019 decision, ruled on 21 August 2019 that the interlocutory appeal previously filed by Souza Cruz was rendered moot. The AGU filed its submission in the trial court on 19 September 2019, and Souza Cruz filed a reply submission on 25 September 2019.
67.On 4 February 2020, following further submissions by the AGU and Souza Cruz, the trial court ruled that service of the Company via its Brazilian subsidiary constituted proper service, and ordered that defences be filed within 30 business days. On 18 February 2020, Souza Cruz filed an interlocutory appeal challenging this decision and requesting a stay of the deadline to file defences. The Company intervened in Souza Cruz's appeal effective 8 July 2020. On 15 July 2020, the appellate court denied the interlocutory appeal. Souza Cruz and the Company filed their respective defences on 12 May 2020. The appellate decision in the interlocutory appeal became final on 7 June 2021.
68.On 19 February 2021, the Associação de Controle do Tabagismo, Promoção da Saúde (ACT) filed a petition seeking to intervene in the case as amicus curiae. Souza Cruz, PMB and the Company filed responses (on 25 March 2021, 26 March 2021 and 20 August 2021, respectively) asserting that ACT's request should be rejected and/or in the alternative that the scope of ACT's intervention rights should be limited. On 13 May 2022, the trial court ordered the AGU to reply to the defences within 30 business days, and also permitted the ACT to intervene, limiting ACT's rights as amicus curiae to presenting technical and scientific opinions and participating in court hearings. The AGU submitted its reply on 5 July 2022. Souza Cruz, PMB and the Company submitted responses to the AGU's reply on 26 August 2022. On 19 May 2020, notice was sent to the Public Prosecutor’s Office (MPF) regarding the AGU’s request that the MPF join the action as a plaintiff. The MPF, via its response filed on 10 July 2020, declined to join the action as party, but will act as an ‘inspector of the law’, which enables MPF to express its opinion on case matters. On 10 October 2022, the MPF submitted an opinion on preliminary issues and evidence, which called for rejection of the defendants’ preliminary defences and the majority of the evidence requested by AGU and defendants. The court has not set a deadline for responses to the MPF’s submission.
(b) Class Actions
Canada
69.As described in paragraph 57, the Canadian tobacco litigation is currently stayed subject to court-ordered stays of proceeding (the Stays). The Stays are currently in place until 31 March 2023. While the Stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to any of the defendants.
70.The below represents the state of the referenced litigation as at the advent of the Stays.
71.There are 11 class actions being brought in Canada against Group companies.
72.Knight Class Action: the Supreme Court of British Columbia certified a class of all consumers who purchased Imperial cigarettes in British Columbia bearing ‘light’ or ‘mild’ descriptors since 1974. The plaintiff is seeking compensation for amounts spent on ‘light and mild’ products and a disgorgement of profits from Imperial on the basis that the marketing of light and mild cigarettes was deceptive because it conveyed a false and misleading message that those cigarettes are less harmful than regular cigarettes.
73.On appeal, the appellate court confirmed the certification of the class, but limited any financial liability, if proven, to 1997 onward. Imperial’s third-party claim against the federal government was dismissed by the Supreme Court of Canada. The federal government is seeking a cost order of CAD$5 million (approximately £3.1 million) from Imperial relating to its now dismissed third-party claim. After being dormant for several years, the plaintiff delivered a Notice of Intention to Proceed, and Imperial delivered an application to dismiss the action for delay. The application was heard on 23 June 2017 and was dismissed on 23 August 2017. Notice to class members of certification was provided on 14 February 2018. As at the date of the Stays, the next steps were expected to include discovery-related ones.
74.Growers’ Class Action: in December 2009, Imperial was served with a proposed class action filed by Ontario tobacco farmers and the Ontario Flue-Cured Tobacco Growers’ Marketing Board. The plaintiffs allege that Imperial and the Canadian subsidiaries of Philip Morris International and JTI failed to pay the agreed domestic contract price to the growers used in products manufactured for the export market and which were ultimately smuggled back into Canada. JTI has sought indemnification pursuant to the JTI Indemnities (discussed below at paragraphs 131-132). The plaintiffs seek damages in the amount of CAD$50 million (approximately £30.7 million). Various preliminary challenges have been heard, the last being a motion for summary judgment on a limitation period. The motion was dismissed and ultimately, leave to appeal to the Ontario Court of Appeal was dismissed in November 2016. In December 2017, the plaintiffs proposed that the action proceed by way of individual actions as opposed to a class action. The defendants did not consent. As at the date of the Stays, the claim was in abeyance pending further action from the plaintiffs.
75.Quebec Class Actions: there are currently two smoking and health class actions in Quebec, certified by the Quebec Superior Court on 21 February 2005 against Imperial and two other domestic manufacturers. Judgment was rendered against the defendants on 27 May 2015. Pursuant to the judgment, the plaintiffs were awarded damages and interest against Imperial and the Canadian subsidiaries of Philip Morris International and JTI in the amount of CAD$15.6 billion (approximately £9.6 billion), most of which was on a joint and several basis, of which Imperial’s share was CAD$10.4 billion (approximately £6.4 billion). An appeal of the judgment was filed on 26 June 2015. The court also awarded provisional execution pending appeal of CAD$1,131 million (approximately £694 million), of which Imperial’s share was approximately CAD$742 million (approximately £455 million). This order was subsequently overturned by the Court of Appeal. Following the cancellation of the order for provisional execution, the plaintiffs filed a motion against Imperial and one other manufacturer seeking security in the amount of CAD$5 billion (approximately £3.1 billion) to guarantee, in whole or in part, the payment of costs of the appeal and the judgment. On 27 October 2015, the Court of Appeal ordered the parties to post security for the judgment in the amount of CAD$984 million (approximately £604 million), of which Imperial’s share was CAD$758 million (approximately £465 million) which amounts have been paid into court. Imperial's share was later recalculated by the Court of Appeal as CAD$759 million (approximately £465.7 million). On 1 March 2019, the trial judgment was upheld by a unanimous decision of the five-member panel of the Court of Appeal, with one exception being an amendment to the original interest calculation applied to certain portions of the judgment. The interest adjustment has resulted in the reduction of the total maximum award in the two cases to CAD$13.7 billion (approximately £8.4 billion) as at 1 March 2019, with Imperial’s share being reduced to approximately CAD$9.2 billion (approximately £5.6 billion).
76.Other Canadian Smoking and Health Class Actions: seven putative class actions, described below, have been filed against various Canadian and non-Canadian tobacco-related entities, including the UK Companies, Imperial and the RJR Companies, in various Canadian provinces. In these cases, none of which have quantified their asserted damages, the plaintiffs allege claims based on fraud, fraudulent concealment, breach of warranty of merchantability, and of fitness for a particular purpose, failure to warn, design defects, negligence, breach of a ‘special duty’ to children and adolescents, conspiracy, concert of action, unjust enrichment, market share liability and violations of various trade practices and competition statutes. Pursuant to the terms of the 1999 sale of RJRT’s international tobacco business, and subject to a reservation of rights, JTI has assumed the defence of the RJR Companies in these seven actions (Semple, Kunka, Adams, Dorion, Bourassa, McDermid and Jacklin, discussed below).
77.In June 2009, four smoking and health class actions were filed in Nova Scotia (Semple), Manitoba (Kunka), Saskatchewan (Adams) and Alberta (Dorion) against various Canadian and non-Canadian tobacco-related entities, including the UK Companies, Imperial and the RJR Companies. In Saskatchewan, the Company, Carreras

Rothmans Limited and Ryesekks p.l.c. have been released from Adams, and the RJR Companies have brought a motion challenging the jurisdiction of the court. There are service issues in relation to Imperial and the UK Companies in Alberta and in relation to the UK Companies in Manitoba. The plaintiffs did not serve their certification motion materials and no dates for certification motions were set.
78.In June 2010, two further smoking and health class actions were filed in British Columbia (Bourassa and McDermid) against various Canadian and non-Canadian tobacco-related entities, including Imperial, the UK Companies and the RJR Companies. The UK Companies, Imperial, the RJR Companies and other defendants objected to jurisdiction. Subsequently, the Company, Carreras Rothmans Limited and Ryesekks p.l.c. were released from the actions. Imperial, Industries, Investments and the RJR Companies remain as defendants in both actions. The plaintiffs did not serve their certification motion materials and no dates for certification motions were set.
79.In June 2012, a smoking and health class action was filed in Ontario (Jacklin) against various Canadian and non-Canadian tobacco-related entities, including the UK Companies, Imperial and the RJR Companies. The claim has been in abeyance.
Venezuela
80.In April 2008, the Venezuelan Federation of Associations of Users and Consumers (FEVACU) and Wolfang Cardozo Espinel and Giorgio Di Muro Di Nunno, acting as individuals, filed a class action against the Venezuelan government. The class action seeks regulatory controls on tobacco and recovery of medical expenses for future expenses of treating smoking-related illnesses in Venezuela. Both C.A Cigarrera Bigott Sucs. (Cigarrera Bigott), a Group subsidiary, and ASUELECTRIC, represented by its president Giorgio Di Muro Di Nunno (who had previously filed as an individual), have been admitted as third parties by the Constitutional Chamber of the Supreme Court of Justice. A hearing date for the action is yet to be scheduled. On 25 April 2017 and on 23 January 2018, Cigarrera Bigott requested the court to declare the lapsing of the class action due to no proceedings taking place in the case in over a year. A ruling on the matter is yet to be issued.
(c) Individual Tobacco-Related Personal Injury Claims
81.As at 31 December 2022, the jurisdictions with the most active individual cases against Group companies were, in descending order: Brazil (17), Chile (11), Italy (9), Canada (5), Argentina (5) and Ireland (2). There were a further two jurisdictions with one active case only. Out of these 51 active individual cases, as at 31 December 2022 there were two cases in Argentina that have resulted in pending unfavourable judgments. In one case, damages were awarded totalling ARS 685,976 (approximately £3,200) in compensatory damages and ARS 2,500,000 (approximately £11,700) in punitive damages, with post-judgment interest totalling approximately ARS 5,288,000 (approximately £25,000), while in the other case, compensatory damages were awarded totalling ARS 2,850,000 (approximately £13,400 ), with post-judgment interest totalling approximately ARS 92,638,000 (approximately £435,000). Both judgments are currently on appeal.
Non-Tobacco-Related Litigation
Vuse Litigation
82.On 22 July 2020, Nicholas Bernston filed a personal injury action in the Northern District of Oklahoma against JUUL
Labs Inc. (JUUL), Altria Client Services, LLC, RJR Vapor, Reynolds American, and others. The complaint seeks damages for personal injuries (including pneumonia and acute respiratory failure) allegedly resulting from vaping on several theories, including strict liability, negligence, and breach of implied warranty of merchantability. On 5 August 2020, the Judicial Panel on Multidistrict Litigation entered a conditional transfer order transferring the case to the Northern District of California where this case now is a member case in the JUUL multidistrict litigation (MDL). On 13 October 2020, RJR Vapor and Reynolds American moved to dismiss the complaint or, in the alternative, for a stay or a suggestion of remand to the Northern District of Oklahoma. On 16 October 2020, the MDL court issued an order staying those motions to dismiss. The case will remain pending against Reynolds American and RJR Vapor, but they will not be subject to discovery or other pretrial obligations absent further order from the court.
83.On 11 January 2023, Camellia Chastain filed a putative class action complaint in the Middle District of Florida against RJRV. The complaint seeks damages arising from alleged discoloration and/or a burnt taste in Vuse Alto Golden Tobacco pods based on several theories, including state consumer protection statutes, false and misleading advertising, breach of warranty, negligent misrepresentation, fraud, and unjust enrichment. The complaint seeks to certify two classes, including a Florida class and a multi-state class from the states of North Carolina, South Carolina, Georgia, Alabama, and Mississippi. RJRV has not yet responded to the complaint.
Croatian Distributor Dispute
84.BAT Hrvatska d.o.o u likvidaciji and British American Tobacco Investments (Central and Eastern Europe) Limited are named as defendants in a claim by Mr Perica received on 22 August 2017 and brought before the commercial court of Zagreb, Croatia. Mr Perica seeks damages of HRK 408,000,000 (approximately £48 million) relating to a BAT Standard Distribution Agreement dating from 2005. BAT Hrvatska d.o.o and British American Tobacco Investments (Central and Eastern Europe) Ltd filed a reply to the statement of claim on 6 October 2017. A hearing had been scheduled to take place on 10 May 2018, but it was postponed due to a change of the judge hearing the case. The Commercial Court in Zagreb declared they do not have jurisdiction and that the competent court to hear this case is the Municipal Court in Zagreb. TDR d.o.o. is also named as the defendant in a claim by Mr Perica received on 30 April 2018 and brought before the commercial court of Zagreb, Croatia. Mr. Perica seeks payment in the amount of HRK 408,000,000 (approximately £48 million) claiming that BAT Hrvatska d.o.o. transferred a business unit to TDR d.o.o, thus giving rise to a liability of TDR d.o.o. for the debts incurred by BAT Hrvatska d.o.o, on the basis of the provisions of Croatian civil obligations law. A response to the statement of claim was filed on 30 May 2018. The Commercial Court in Zagreb declared they do not have jurisdiction and that the competent court to hear this case is the Municipal Court in Pula. Mr Perica filed an appeal against this decision which was rejected by the High Commercial Court of The Republic of Croatia confirming therewith that the competent court to hear this case is the Municipal Court in Pula. The Municipal Court in Zagreb has decided that the claims by Mr Perica initiated on 22 August 2017 and 30 April 2018 shall be heard as one case in front of the Municipal Court of Zagreb. After the two hearings have been held, the Municipal Court of Zagreb has appointed the court financial and auditing appraisal to determine the value of Mr Perica’s claim.
Patents and Trademark Litigation
85.Certain Group companies are party to a number of patent litigation cases and procedural challenges concerning the validity of patents owned by or licensed to them and/or the alleged infringement of third-parties’ patents.
86.On 22 June 2018, an affiliate of Philip Morris International (PMI) commenced proceedings against British American Tobacco Japan, Ltd. (BAT Japan) in the Japanese courts challenging the import, export, sale and offer of sale of the glo device and of the NeoStiks consumable in Japan at the time the claim was brought (and earlier models of the glo device), alleging that the glo devices directly infringe certain claims of two Japanese patents that have been issued to the PMI affiliate and that the NeoStiks indirectly infringe certain claims of those patents. On 17 January 2019, the PMI affiliate introduced new grounds of infringement, alleging that the glo device also infringes some other claims in the two PMI affiliate’s Japanese patents. Damages for the glo device and NeoStik are claimed in the court filing, to the amount of 100 million Yen (approximately £630,054). The PMI affiliate has also filed a request for injunction with respect to the glo device. BAT Japan denies infringement and is challenging the validity of the two PMI affiliate’s Japanese patents. On 30 November 2022, the Tokyo District Court dismissed both of the above claims of the PMI affiliate on the grounds that both of the above two PMI affiliate's Japanese patents lack inventive step and would be invalidated by a patent invalidation trial. The PMI affiliate has appealed against this judgment.
87.On 9 April 2020, Nicoventures Trading Limited (Nicoventures) commenced an action in the England and Wales High Court (Patents Court) against Philip Morris Products S.A. (PMP) for revocation against three divisional patents in the same family, of which PMP is the proprietor (a further divisional patent in the same family was added into the revocation action on 9 July 2020). On 12 May 2020 PMP filed its defence together with a counterclaim for patent infringement against Nicoventures and Investments concerning prototype examples or production samples of certain ‘glo’ tobacco heating devices. PMP are seeking an injunction and damages on commercial sales (and interest thereon). On 14 July 2021 the England and Wales High Court (Patents Court) handed down its judgment finding that the four divisional patents belonging to PMP were invalid and consequently, that PMP’s counterclaim for patent infringement against Nicoventures and Investments failed. PMP's appeal was heard in November 2022 and dismissed in December 2022.
88.On 11 February 2022, Nicoventures commenced an action in the England and Wales High Court (Patents Court) against PMP for revocation against one of PMP’s patents (a further divisional patent in the same family was added into the revocation action on 27 May 2022). On 22 August 2022, PMP counterclaimed for patent infringement against Nicoventures and Investments concerning certain ‘glo’ tobacco heating devices that comprise two inductive heating coils and their corresponding consumables. PMP are seeking an injunction and damages (plus interest thereon). The trial will be heard in March 2023.
89.On 28 May 2020, Altria Client Services LLC and U.S. Smokeless Tobacco Company LLC commenced proceedings against RJR Vapor before the U.S. District Court for the Middle District of North Carolina against the vapour products Vuse Vibe and Vuse Alto, and the tin used in the modern oral product Velo. Nine patents in total were asserted: two against Vibe, four against Alto and three against Velo. On 5 January 2021, Altria filed an Amended Complaint adding Modoral Brands Inc. as a defendant with respect to the Velo product claims. The plaintiffs have sought damages but have not to date sought preliminary or permanent injunctions. A claim construction hearing was held on 28 April 2021, and the court issued its claim construction ruling on 12 May 2021. All asserted patent claims against Vibe and Velo as well as one of the four patents asserted against Alto were dropped prior to trial, leaving three patents asserted against Alto for trial. Trial was held from 29 August 2022 to 7 September 2022. The jury found infringement by all accused products and awarded approximately US$95 million (approximately £79 million) in damages. On 12 January 2023, the court denied all parties' post-trial motions. The court issued an order on Altria's motion for ongoing royalty on 27 January 2023, denying Altria's request to double the jury's awarded royalty rate for post-trial sales and setting the royalty rate applicable to post-trial sales to the jury's awarded rate of 5.25%. Altria did not request entry of an injunction and has stipulated it will not enforce the monetary judgment until appeals are exhausted.
90.On 9 April 2020, RAI Strategic Holdings, Inc. and RJR Vapor commenced an action in the U.S. District Court for the Eastern District of Virginia against Altria Client Services LLC, Philip Morris USA, Inc., Altria Group, Inc., Philip Morris International, Inc., and Philip Morris Products S.A. (collectively, Philip Morris) for infringement of six patents based on the importation and commercialization within the United States of IQOS. On 8 May 2020 and 12 June 2020, Philip Morris filed Inter Partes Review (IPR) petitions in the U.S. Patent Office challenging the validity of each of the six patents asserted. On 29 June 2020, Philip Morris asserted counterclaims alleging that RJR Vapor infringes five patents. On 24 November 2020, the court issued a claim construction order that determined that each disputed term would have its plain and ordinary meaning. On 4 December 2020, the magistrate judge issued an order staying RJR Vapor and Philip Morris’s patent claims pending a decision by the U.S. Patent Office regarding whether to proceed with the IPRs. Trial on the Altria and Philip Morris patents began on 8 June 2022. Shortly before trial, Philip Morris dropped its claims to one patent and the Altria entities dismissed their claims relating to two patents, which left two Philip Morris patents at issue in the trial. On 15 June 2022, the jury found that RJR Vapor's Alto product infringed two claims in one patent and that its Solo product infringed three claims of the other patent. The jury awarded damages of US$10,759,755 (approximately £8,944,846), which was supplemented by the Court to a total of US$14,062,742 (approximately £11,690,699) to account for additional sales of Solo and Alto through the date of judgment and interest. Philip Morris has requested entry of a permanent injunction barring sale of the Alto and Solo products and a hearing was held on 4 November 2022. A decision on Philip Morris's request for permanent injunction is expected imminently. RJR Vapor intends to appeal the jury verdict after the Court has issued its decision on Philip Morris's request for an injunction. The RJR Vapor offensive patent case remains stayed pending (i) an appeal by Philip Morris to the Federal Circuit in relation an exclusion order granted against Philip Morris by the International Trade Commission based on the relevant patents, and (ii) the decisions in IPRs commenced by Philip Morris against the relevant patents at the U.S. Patent Office.
91.On 27 November 2020 Philip Morris filed a complaint before the Regional Court Mannheim in Germany against British American Tobacco (Germany) GmbH (BAT Germany) alleging that the sale, offer for sale and importation of Vype ePod products infringes a patent. Philip Morris is seeking an injunction, a recall of product from commercial customers and a declaratory judgment for damages. The trials of this action took place on 15 June 2021 and 9 November 2021. A decision on the matter was promulgated on 30 November 2021. The decision dismissed the complaint in its entirety. On 28 December 2021, Philip Morris lodged an appeal against this decision before the Higher Regional Court Karlsruhe. A date has not yet been set for the appeal hearing.
92.On 11 December 2020 Philip Morris filed a complaint before the Regional Court Dusseldorf in Germany against BAT Germany alleging that the sale, offer for sale and importation of the glo TABAK HEATER and neo STICK products infringe a patent. Philip Morris is seeking an injunction, a recall of product from commercial customers and a declaratory judgment for damages. The trial of this action took place on 30 November 2021. The court promulgated its decision on 21 December 2021 and decided that the above-mentioned products infringe the patent. The decision was appealed by BAT Germany on 21 December 2021 to the Higher Regional Court Dusseldorf. The oral hearing of these appeal proceedings took place on 24 November 2022. On 15 December 2022, the Higher Regional Court Dusseldorf reversed the trial court decision and dismissed Philip Morris’s complaint in its entirety. In addition, the Higher Regional Court Dusseldorf did not grant a further appeal to the German Supreme Court (Bundesgerichtshof (BGH)). PMI filed a motion for leave of appeal with the BGH, which is why the decision of the Higher Regional Court Dusseldorf is not yet final.

93.On 14 December 2020, Modoral Brands Inc. (Modoral) filed a complaint in the U.S. District Court for the District of Delaware against Pinkerton Tobacco Co., LP, Swedish Match North America LLC, and NYZ AB (collectively Swedish Match) seeking a declaratory judgment that the importation, manufacture, use, and/or sale of certain Modoral Velo products that Modoral acquired from Dryft Sciences does not infringe a Swedish Match patent or its trade secrets. On 3 June 2021, the case was transferred to the U.S. District Court for the Central District of California. On 13 July 2021, Swedish Match and Helix Innovations GmbH filed counterclaims against Modoral for infringement of the patent and misappropriation of trade secrets arising out of the manufacture, use, and sale of Modoral’s Velo product. On 15 December 2021, the court entered a Markman Order finding that the patent distinguishes a nicotine complex from the claimed ‘nicotine salt,’ and more specifically, affirmatively excluding the nicotine polacrilex complex used in the accused Velo product from the claimed invention because it is 'not a nicotine salt'. Swedish Match agreed to a joint stipulation and request for entry of judgment of non-infringement for all of the asserted claims of the '908 patent, which the Court granted on 19 January 2022. Trial on Swedish Match’s trade secret misappropriation claims is scheduled to begin on 13 February 2023.
Mozambican IP Litigation
94.On 19 April 2017, Sociedade Agrícola de Tabacos, Limitada (SAT) (a BAT Group company in Mozambique) filed a complaint to the National Inspectorate for Economic Activities (INAE), the government body under the Ministry of Industry and Trade, regarding alleged infringements of its registered trademark (GT) by GS Tobacco SA (GST). INAE subsequently seized the allegedly infringing products (GS cigarettes) and fined and ordered GST to discontinue manufacturing products that could infringe SAT’s intellectual property rights. Following INAE’s decision, in July 2017 and March 2018, SAT sought damages via the Judicial Court of Nampula, from GST in the amount of MZN 46,811,700 (approximately £607,156) as well as a permanent restraint order in connection with the manufacturing and selling of the allegedly infringing products. The Judicial Court of Nampula (Tribunal Judicial de Nampula) granted the order on an interim basis on 7 August 2017. After hearing the parties, on 5 September 2017, the court found that no alleged infringement by GST had occurred and removed the interim restraint order, this decision was appealed by SAT and is currently pending a decision. GST filed an application for review against INAE’s initial decision directly to the Minister of Trade and Industry, which reversed the decision of INAE. On 31 December 2018, SAT was notified of GST’s counterclaim against SAT at the Judicial Court of Nampula for damages allegedly sustained as a result of SAT’s complaint to INAE (and INAE’s decision). GST is seeking damages in the amount of approximately MZN 14.5 billion (approximately £188.2 million). On 31 January 2019 SAT filed a formal response to the counterclaim. GST was notified on 28 February 2019 to file a response to SAT's formal response to the counterclaim and the judge scheduled the preliminary hearing for 14 March 2019. This hearing was adjourned and was held on 2 April 2019, when the court heard arguments on the validity of GST’s counterclaim. On 2 September 2019, SAT received notification of an order which provided that (i) SAT’s claim had been dismissed by the court; and (ii) the GST counterclaim would proceed to trial. On 9 September 2019 SAT responded to the order by appealing the dismissal of the SAT claim. Additionally, SAT made an interlocutory application in the counterclaim proceedings to challenge certain questions posed by the judge, on the basis that the responses may be used as evidence at trial. SAT was notified in December 2021 that the trial of the counterclaim was to take place on 24 February 2022. SAT subsequently submitted a complaint related to that trial to the court, on the basis that prior to any further step being taken in relation to the trial the process should be submitted to the superior court for analysis, as per the appeals previously submitted in the proceedings. SAT’s complaint has been appreciated favorably and the process will be remitted to the superior court. Trial has not taken place.
Malawi Group Action
95.In December 2020, the Company and British American Tobacco (GLP) Limited (GLP) were named as defendants in a claim made in the English High Court by around 7,500 Malawian tobacco farmers and their family members. The claim also names Imperial Brands plc and five affiliates as defendants. The claimants allege they were subjected to unlawful and exploitative working conditions on tobacco farms from which it is alleged that the defendants indirectly acquire tobacco. They seek unquantified damages (including aggravated and exemplary damages) for the torts of negligence and conversion and unquantified personal and proprietary remedies for restitution of unjust enrichment. They also seek an injunction to restrain the commission of further torts of conversion or negligence by the defendants. The defendants had an application to strike out the claims dismissed in a judgment dated 25 June 2021. In January 2022, the Company and GLP were served with a similar claim by around a further 3,500 claimants. The Company and GLP intend vigorously to defend the claims.
Qatar Customs Authority Claims
96.On 12 November 2020, British American Tobacco Middle East W.L.L (formerly British American Tobacco Middle East SPC) (BAT ME), along with its distributor in Qatar, Ali Bin Ali Establishment (ABA), filed a case before the Qatar Court of First Instance which challenged a decision of Qatar's General Authority of Customs dated 16 August 2020 ordering ABA to pay two amounts arising from unrelated circumstances, one of which totalled QAR 160,531,588 (approximately £36.6 million) in customs duties and penalties in relation to 27 consignments of cigarettes imported into Qatar by ABA. On January 7, 2021, BAT arranged for a bank guarantee covering the QAR 160,531,588 claimed by the General Authority of Customs to be issued to the General Authority of Customs. That bank guarantee was subsequently liquidated by the General Authority of Customs. On 14 February 2021, the General Authority of Customs issued a new order that repeated (and addressed only) its demand that ABA pay QAR 160,531,588 in customs duties and penalties in relation to the same 27 consignments of cigarettes imported into Qatar by ABA. On 19 May 2021, BAT ME and ABA filed a second case before the Qatar Court of First Instance which challenges the decision of Qatar’s General Authority of Customs dated 14 February 2021. On 28 October 2021, the Court of First Instance dismissed both cases filed by BAT ME and ABA on the grounds the cases were not timely filed. In December 2021, BAT ME and ABA appealed to the Court of Appeal the decisions of the Court of First Instance in both cases. ABA can only have liability under one case not both, so its maximum liability is QAR 160,531,588, not twice that amount. BAT ME and ABA strongly asserted that the additional customs duty and penalties imposed by the Qatar Customs Authority are inconsistent with applicable law. Nonetheless, BAT ME and ABA decided not to continue contesting the orders of the General Authority of Customs for ABA to pay QAR 160,531,588. Accordingly, BAT ME and ABA submitted requests to the Court of Appeal in both cases to withdraw their appeals. On 6 April 2022, the Court of Appeal ordered the withdrawal of the appeals irrevocably ending the two cases. As a result, the General Authority of Customs will keep the QAR 160,531,588 proceeds of the liquidated bank guarantee. BAT ME has no further potential liability in respect of the two cases.
Saudi Arabia Customs Claim
97.On 25 January 2021, Walid Ahmed Mohammed Al Naghi for Trading Establishment (Al Naghi), a former distributor for the Group’s operating companies in the Middle East, filed a claim in the Commercial Court in Jeddah, Saudi Arabia, seeking SAR 2,105,356,121 (approximately £466 million) for reimbursement of funds allegedly due under contract. Al Naghi did not formally name any Group entity as a defendant in the claim. The claim was dismissed orally by the Court on 9 February 2021. On 20 April 2021, Al Naghi filed a new claim in the Jeddah Commercial Court against BAT UKE demanding that BAT UKE reimburse Al Naghi in the amount of SAR 2,105,356,121 allegedly paid by Al Naghi to the customs authorities in customs dues. On 16 June 2021, the Court of First Instance issued a judgment dismissing the claim against BAT UKE on the ground that
BAT UKE lacks legal standing to be sued. On 22 August 2021, Al Naghi filed an appeal against the Court of First Instance judgment. On 15 November 2021, the Appellate Court remanded the case to the lower Court in order for the lower Court to join BAT entities in Bahrain and UAE, which Al Naghi had wrongly claimed on appeal to be branches of BAT UKE. The lower Court tried to summon the Bahrain and UAE BAT entities to obtain clarifications about their status; however, said entities were not properly notified and did not appear. On 2 August 2022, the Court reversed its decision to seek clarifications from the BAT entities in Bahrain and UAE and dismissed the claim against BAT UKE for lack of legal capacity. On 29 August 2022, Al Naghi filed an appeal against the Court of First Instance judgment. On 5 December 2022, the Court of Appeal issued a judgment affirming the preliminary court's ruling dismissing Al Naghi's claim against BAT UKE. On 27 December 2022, Al Naghi filed an appeal before the Supreme Court and the appeal is still pending.
Asbestos Litigation
98.On 17 October 2022, plaintiffs in an asbestos personal injury action (Barbara Lowis and Trevor Lowis) filed a complaint in the Supreme Court of the State of New York (New York County), which names as a defendant BATUS Holdings Inc., along with various other defendants. The complaint was served on BATUS Holdings Inc. on 24 October 2022. The complaint alleges that plaintiff Barbara Lowis was exposed to the defendants’ asbestos and asbestos-containing talcum powder and cosmetics products, which allegedly caused her to develop mesothelioma, and asserts claims under state law, including for negligence, breach of warranty, strict liability, conspiracy, and fraud. Plaintiffs seek unspecified compensatory and punitive damages. BATUS Holdings Inc. filed a motion to dismiss BATUS Holdings Inc. for lack of personal jurisdiction on 18 November 2022. On 28 November 2022, plaintiffs filed an opposition to the motion and requested jurisdictional discovery. On 2 December 2022, BATUS Holdings Inc. filed a reply submission in further support of the motion, which remains pending.
99.On 13 December 2022, plaintiffs in an asbestos personal injury action (Michele Stuck and Jack Bannister, individually and as executors of the estate of Penelope Rigby) filed an amended complaint in the Supreme Court of the State of New York (New York County), which names as a defendant BATUS Holdings Inc., along with various other defendants. The complaint was served on BATUS Holdings Inc. on 28 December 2022. The complaint alleges that the decedent was exposed to the defendants’ asbestos and asbestos-containing talcum powder and cosmetics products, which allegedly caused her to develop mesothelioma, and asserts claims by the executors of her estate under state law, including for negligence, breach of warranty, strict liability, conspiracy, fraud, and wrongful death. Plaintiffs seek unspecified compensatory and punitive damages. BATUS Holdings Inc. filed a motion to dismiss BATUS Holdings Inc. for lack of personal jurisdiction on 27 January 2023.
100.On 22 December 2022, plaintiffs in an asbestos personal injury action (Marion Mannooch and Harvey Mannooch) filed a complaint in the Supreme Court of the State of New York (New York County), which names as a defendant BATUS Holdings Inc., along with various other defendants. The complaint was served on BATUS Holdings Inc. on 28 December 2022. The complaint alleges that plaintiff Marion Mannooch was exposed to the defendants’ asbestos and asbestos-containing talcum powder and cosmetics products, which allegedly caused her to develop mesothelioma, and asserts claims under state law, including for negligence, breach of warranty, strict liability, conspiracy, and fraud. Plaintiffs seek unspecified compensatory and punitive damages. BATUS Holdings Inc. filed a motion to dismiss BATUS Holdings Inc. for lack of personal jurisdiction on 27 January 2023.
101.A further three asbestos personal injury actions (Carlson, Alloway and Wolfe) naming as a defendant BATUS Holdings Inc., along with various other defendants, and alleging the respective plaintiffs sustained personal injury from exposure to the defendants’ asbestos and asbestos-containing talcum powder and cosmetics products, were filed in Washington state court (Carlson) and California state court (Alloway and Wolfe) on 4 March 2022, 25 April 2022, and 10 November 2022, respectively. Plaintiffs in these cases sought unspecified compensatory and punitive damages. BATUS Holdings Inc. filed motions to dismiss the respective complaints for lack of personal jurisdiction. The cases were subsequently voluntarily dismissed without prejudice as to BATUS Holdings Inc. by orders entered on 1 July 2022 (Carlson), 29 September 2022 (Alloway), and 17 January 2023 (Wolfe).
Cigarette Filter Litter Litigation
102.On 21 November 2022, the Mayor and City Council of Baltimore, Maryland, filed a lawsuit in the Circuit Court for Baltimore City naming the Company and RJRT, as well as Philip Morris USA, Inc., Altria Group, Liggett Group LLC and a Maryland-based distributor, as defendants. RJRT was served on 13 December 2022, and the Company received the complaint on 18 January 2023. Plaintiff, a municipality, alleges that the defendants manufactured, distributed and sold non-biodegradable cigarette filters with knowledge that consumers would discard used filters on public property owned by the plaintiff, and further alleges that the defendants failed to warn consumers of the alleged environmental impacts of littered filters. Plaintiff asserts causes of action for alleged violation of state and municipal civil and criminal anti-littering and dumping laws, trespass, strict liability and negligent design defect, public nuisance, and strict liability and negligent failure to warn. Plaintiff seeks, among other relief, unspecified damages (including punitive damages) for costs allegedly incurred removing discarded cigarette filters from public property, and for alleged damage to land and natural resources and property value diminution, along with fines under state and municipal laws.
Fox River
Background to environmental liabilities arising out of contamination of the Fox River:
103.U.S. authorities identified potentially responsible parties (PRPs), including NCR Corporation (NCR), to fund the clean-up of polluted sediments in the Lower Fox River, Wisconsin. Discharges of Polychlorinated Biphenyls (PCBs) from paper mills and other facilities operating close to the river caused that pollution. Industries’ involvement with the environmental liabilities arises out of (i) indemnity arrangements which it became party to due to various transactions that took place from the late-1970s onwards and (ii) subsequent litigation brought by NCR against Industries and Appvion Inc. (Appvion) (a former Group subsidiary) in relation to those arrangements.
104.Following substantial litigation in the United States regarding the responsibility for the costs of the clean-up operations, and enforcement proceedings brought by the U.S. Government against NCR and Appvion to ensure compliance with regulatory orders made relating to the Fox River clean-up, the District Court of Wisconsin approved (on 23 August 2017) a form of settlement with the U.S. Government known as a Consent Decree.
105.The principal terms of that Consent Decree, in summary, are:
a)    NCR is obliged to perform and fund all of the remaining Fox River remediation work by itself.
b)    The U.S. Government enforcement proceedings were settled, with NCR having no liability to meet the U.S. Government’s claim for costs it had incurred in relation to the clean-up to date, a secondary responsibility to meet certain future costs, and no liability to the U.S. Government for natural resource damages (NRDs).
c)    NCR ceased to pursue its contribution claims against the other PRPs and in return received contribution protection preventing other PRPs from pursuing their contribution claims against NCR and existing claims for contribution being dismissed by order of the Court. NCR does, however, have the right to reinstate its contribution claims if the other PRPs decide to continue to pursue certain contractual claims against NCR.
d)    Appvion also agreed to cease pursuance of claims against the other PRPs, subject to retention of the right to reinstate its claims if the other PRPs decide to continue to pursue certain claims against Appvion.
106.A cost breakdown filed in support of the motion to approve the Consent Decree estimates the total Fox River clean-up costs (including NRDs) to be US$1,346 million (approximately £1,119 million).
107.A further Consent Decree between the U.S. Government, P.H. Glatfelter Company and Georgia-Pacific Consumer Products LP (Georgia-Pacific), approved by the Wisconsin District Court on 14 March 2019, concluded all remaining litigation relating to the Fox River. In November 2019, an arbitral tribunal awarded approximately US$10 million (approximately £8.3 million) to the remediation contractor engaged by a limited liability company formed by NCR and Appvion to perform the Fox River clean-up operation. NCR has stated (in its 2021 Annual Report on Form 10-K) that its indemnitors and co-obligors were responsible for the majority of the award, with its own share being approximately 25%.
108.On 3 October 2022, the United States Environmental Protection Agency issued a Certificate of Completion in respect of remedial action for the Lower Fox River.
Industries’ involvement with environmental liabilities arising out of the contamination of the Fox River:
109.NCR's position is that, under the terms of a 1998 Settlement Agreement between it, Appvion and Industries, and a 2005 arbitration award, Industries and Appvion had a joint and several obligation to bear 60% of the Fox River environmental remediation costs imposed on NCR and of any amounts NCR has to pay in respect of other PRPs’ contribution claims. BAT has not acknowledged any such liability to NCR and has defences to such claims.
110.Until May 2012, Appvion and Windward Prospects Limited (Windward) (another former Group subsidiary) paid a 60% share of the clean-up costs incurred by NCR. Industries was never required to contribute. Around that time, Appvion refused to continue to pay clean-up costs, NCR therefore demanded that Industries pay a 60% share of those costs. Industries commenced proceedings against Windward and Appvion seeking confirmation of indemnities provided to Industries in respect of any liability it might have to NCR (the English Indemnity Proceedings) pursuant to a 1990 de-merger agreement between those parties.
Funding Agreement of 30 September 2014
111.On 30 September 2014, Industries entered into a Funding Agreement with Windward, Appvion, NCR and BTI 2014 LLC (BTI) (a wholly owned subsidiary of Industries). Pursuant to the Funding Agreement, the English Indemnity Proceedings (and a related counterclaim) and NCR-Appvion arbitration were discontinued as part of an overall agreement providing a framework through which the parties would together fund the ongoing costs of the Fox River clean-up.
112.Under the Funding Agreement, NCR has agreed to accept funding by Industries at the lower level of 50% of the ongoing clean-up related costs of the Fox River (rather than the 60% referenced above). This remains subject to an ability to litigate at a later stage the extent of Industries’ liability (if any) in relation to Fox River clean-up related costs (including in respect of the 50% of costs that Industries has paid under the Funding Agreement to date). Additionally, Windward has contributed US$10 million (approximately £8.3 million) of funding. Appvion has contributed US$25 million (approximately £20.8 million) for Fox River and agreed to contribute US$25 million (approximately £20.8 million) for the Kalamazoo River (see further below). Appvion entered Chapter 11 bankruptcy protection on 1 October 2017.
113.The parties also agreed to cooperate in order to maximise recoveries from certain claims made against third parties, including (i) a claim commenced by Windward in the High Court of England & Wales (the High Court) against Sequana S.A. (Sequana) and the former Windward directors (the Windward Dividend Claim), assigned to BTI under the Funding Agreement, and which relates to dividend payments made by Windward to Sequana of around €443 million (approximately £393 million) in 2008 and €135 million (approximately £119.8 million) in 2009 (the Dividend Payments) and (ii) a claim commenced by Industries directly against Sequana to recover the value of the Dividend Payments alleging that the dividends were paid for the purpose of putting assets beyond the reach of Windward’s creditors (including Industries) (the BAT section 423 Claim) (together, the Sequana Proceedings).
114.The High Court heard the Windward Dividend and BAT section 423 Claims and handed down its judgment on 11 July 2016. The court upheld the BAT section 423 Claim and, by way of a consequentials judgment dated 10 February 2017, ordered that Sequana pay to BTI an amount up to the full value of the 2009 Dividend plus interest, equating to around US$185 million (approximately £153.8 million). The Court dismissed the Windward Dividend Claim.
115.The parties pursued cross appeals on the judgment, during which time Sequana was granted a stay in respect of the above payments. That stay was lifted in May 2017, three months after Sequana had entered into an insolvency process in France seeking court protection. On 15 May 2019, the Nanterre Commercial Court made an order placing Sequana into formal liquidation proceedings. To date, Sequana has made no payments to Industries. On 6 February 2019 the Court of Appeal gave judgment upholding the High Court’s findings, with one immaterial change to the method of calculating the damages awarded. Sequana therefore remains liable to pay approximately US$185 million (approximately £153.8 million). Because of Sequana’s ongoing insolvency process, execution of that judgment is stayed. Sequana is also liable to pay around £10 million in costs to Industries.
116.BTI was subsequently granted permission to appeal to the Supreme Court in respect of the Windward Dividend Claims. The hearing of its appeal took place on 4 and 5 May 2021. On 5 October 2022, the Supreme Court handed down its judgment, dismissing BTI's appeal.
117.BTI has brought claims against certain of Windward’s former advisers, including Windward’s auditors at the time of the dividend payments, PricewaterhouseCoopers LLP (PwC) (which claims were also assigned to BTI under the Funding Agreement). The claim had been stayed pending the outcome of the Sequana Proceedings. Once that stay was lifted, PwC unsuccessfully applied to strike-out BTI’s claim. A hearing of this application took place in October 2019. On 15 November 2019, the court dismissed PwC’s application. BTI's claim against PwC is progressing in the High Court and the trial is expected to take place in the summer of 2024. An agreed stay is in place in respect of BTI’s separate assigned claim against Freshfields Bruckhaus Deringer.
118.The sums Industries has paid under the Funding Agreement are subject to the reservation as set out in paragraph 112 above and ongoing adjustment. Clean-up costs can only be estimated in advance of the work being carried out and certain sums payable are the subject of ongoing U.S. litigation. In 2019, Industries paid £32 million in respect of clean-up costs. In 2020, Industries paid £2 million in respect of clean-up costs. In 2021, Industries paid a further £2 million in respect of clean-up costs. In 2022, Industries has paid an additional £1 million in respect of clean-up costs. Industries is potentially liable for further costs associated with the clean-up. Industries has a provision of £54 million which represents the current best estimate of its exposure – see note 24.
Kalamazoo
119.Georgia-Pacific, a designated PRP in respect of the Kalamazoo River in Michigan, also pursued NCR in relation to remediation costs caused by PCBs released into that river. On 26 September 2013, the Michigan Court held that NCR was liable as a PRP on the basis that it had arranged for the disposal of hazardous material for the purposes of the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA).
120.Following further litigation, on 11 December 2019, NCR announced that it had entered into a Consent Decree with the U.S. Government and the State of Michigan (subsequently approved by the Michigan Court on 2 December 2020), pursuant to which it assumed liability for certain remediation work at the Kalamazoo River. The payments to be made on the face of the Consent Decree in respect of such work total approximately US$245 million (approximately £204 million). The Consent Decree also provides for the payment by NCR of an outstanding judgment against it of approximately US$20 million (approximately £16.6 million) to Georgia-Pacific.

121.The quantum of the clean-up costs for the Kalamazoo River is presently unclear. It may well exceed the amounts payable on the face of the Consent Decree.
122.NCR has informed Industries that it will look to Industries to pay 60% of any sums NCR becomes liable to pay under the Consent Decree on the asserted basis that the river constitutes a ‘Future Site’ for the purposes of the Settlement Agreement. The Funding Agreement described above does not resolve any such claims. Industries has defences to any claims made by NCR in relation to the Kalamazoo River. No such claims have yet been pursued against Industries.
123.Industries also anticipates that NCR may seek to recover from Appvion (subject to a cap of US$25 million (approximately £20.8 million)) for ‘Future Sites’ under the Funding Agreement. The basis of the recovery would be the same as any demand NCR may make on Industries. The effect of Appvion's Chapter 11 bankruptcy proceedings on its liability for Future Sites payments under the Funding Agreement is currently uncertain. If NCR is unable to obtain recovery from Appvion then NCR will seek to recover such from Industries.
124.In summary, Industries is taking active steps to protect its interests. These include preparation of all its defences, seeking to procure the repayment of the Windward dividends, pursuing the other valuable claims that are now within its control, and working with the other parties to the Funding Agreement to maximise recoveries from third parties with a view to ensuring that amounts funded towards clean-up related costs are later recouped under the agreed repayment mechanisms under the Funding Agreement.
Other environmental matters
125.Reynolds American and its subsidiaries are subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling and disposal of hazardous or toxic substances. Such laws and regulations provide for significant fines, penalties and liabilities, sometimes without regard to whether the owner or operator of the property or facility knew of, or was responsible for, the release or presence of hazardous or toxic substances. In addition, third parties may make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous or toxic substances. In the past, RJRT has been named a PRP with third parties under CERCLA with respect to several superfund sites. Reynolds American and its subsidiaries are not aware of any current environmental matters that are expected to have a material adverse effect on the business, results of operations or financial position of Reynolds American or its subsidiaries.

Criminal investigations
126.From time to time, the Group investigates, and becomes aware of governmental authorities’ investigations into, allegations of misconduct, including alleged breaches of sanctions and allegations of corruption against Group companies. The Group cooperates with the authorities’ investigations, where appropriate. For instance, the Group is currently engaged in discussions with the DOJ and the United States Department of the Treasury’s Office of Foreign Assets Control (OFAC) regarding their investigations into suspicions of sanctions breaches to find a resolution through settlement. Based on those discussions, the Group expects any such settlements will include civil and/or criminal fines and penalties, and may also include non-monetary remedies, such as compliance requirements. Although the Group is discussing resolution of these government investigations through settlement, there can be no assurance that these discussions will be successful or, if they are, what the timing or terms of any such settlements would be. The Company has recognised a provision of £450 million (approximately US$541 million) in the first half of 2022. However, it cannot be excluded that the amount of any potential settlement with the DOJ and OFAC may vary from this amount. Separately, British American Tobacco Italia SpA has been charged with administrative offenses in Florence, Italy in a case against a large number of individual and corporate defendants. This relates to potential allegations of failure to supervise or take appropriate steps to prevent alleged corruption by two (now former) employees. Any financial penalty is not thought likely to be material.
Closed litigation matters
127.The following matters on which the Company reported in the contingent liabilities and financial commitments note 31 to the Company’s 2021 financial statements have been dismissed, concluded or resolved as noted below:

Matter	Jurisdiction	Companies named as Defendants	Description	Disposition
Minnesota State Settlement Agreement	U.S.	RJRT	State Settlement Agreements - Enforcement and Validity	Settled
Texas State Settlement Agreement	U.S.	RJRT	State Settlement Agreements - Enforcement and Validity	Settled
Fuma International LLC patent litigation	U.S.	RJR Vapor	Vuse patent infringement claims	Resolved
Reynolds American dissenters' litigation	U.S.	Reynolds American Inc.	Shareholder Litigation	Final judgment of North Carolina Supreme Court (upholding Reynolds American's proposed valuation)
Rentko / Smoltino asbestos litigation	U.S.	Reynolds American, RJRT, the Company, BATUS Holdings, Inc., and British American Tobacco (Brands) Inc.	Personal Injury	Voluntary dismissal by plaintiffs
Gilbride asbestos litigation	U.S.	RJRT	Personal Injury	Voluntary dismissal by plaintiffs
Argentina Tort Law Association medical reimbursement matter	Argentina	Nobleza	Medical reimbursement	Court judgment of dismissal
General Litigation Conclusion
128.While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts, and a vigorous defence is being made everywhere.
129.As indicated above, on 1 March 2019 the Quebec Court of Appeal released its appeal judgment. The trial judgment was largely upheld by a unanimous decision of the five-member panel including the requirement that the defendants deposit the initial deposits in their solicitors’ trust accounts within 60 days. This is the only executory aspect of the judgment. In these circumstances we are of the view that it is more likely than not that there will be an outlay and it is reasonably estimable at CAD$758 million (approximately £465 million), the amount of the initial deposit paid into court. If further adverse judgments are entered against any of the Group’s companies in any case, avenues of appeal will be pursued. Such appeals could require the appellants to post appeal bonds or substitute security (as has been necessary in Quebec) in amounts which could in some cases equal or exceed the amount of the judgment. At least in the aggregate, and despite the quality of defences available to the Group, it is not impossible that the Group’s results of operations or cash flows in any particular period could be materially adversely affected by the impact of a significant increase in litigation, difficulties in obtaining the bonding required to stay execution of judgments on appeal, or any final outcome of any particular litigation.

130.Having regard to all these matters, with the exception of the Quebec Class Actions, Fox River, and the DOJ and OFAC investigations, the Group does not consider it appropriate to make any provision in respect of any pending litigation because the likelihood of any resulting material loss, on an individual case basis, is not considered probable and/or the amount of any such loss cannot be reasonably estimated. Notwithstanding the negative decision in the Quebec Class Actions, the Group does not believe that the ultimate outcome of this litigation will significantly impair the Group’s financial condition. If the facts and circumstances change and result in further unfavourable outcomes in the pending litigation, then there could be a material impact on the financial statements of the Group. In addition, the Group accrues for damages, attorneys' fees and/or statutory interest, including in respect of certain Engle Progeny cases, certain U.S. individual smoking and health cases, the DOJ medical reimbursement/corrective statement case and the Nigeria competition investigation.
Other contingencies
131.JTI Indemnities. By a purchase agreement dated 9 March 1999, amended and restated as at 11 May 1999, referred to as the 1999 Purchase Agreement, R.J. Reynolds Tobacco Holdings, Inc. (RJR) and RJRT sold their international tobacco business to JTI. Under the 1999 Purchase Agreement, RJR and RJRT retained certain liabilities relating to the international tobacco business sold to JTI, and agreed to indemnify JTI against: (i) any liabilities, costs and expenses arising out of the imposition or assessment of any tax with respect to the international tobacco business arising prior to the sale, other than as reflected on the closing balance sheet; (ii) any liabilities, costs and expenses that JTI or any of its affiliates, including the acquired entities, may incur after the sale with respect to any of RJR’s or RJRT’s employee benefit and welfare plans; and (iii) any liabilities, costs and expenses incurred by JTI or any of its affiliates arising out of certain activities of Northern Brands.
132.RJRT has received claims for indemnification from JTI, and several of these have been resolved. Although RJR and RJRT recognise that, under certain circumstances, they may have other unresolved indemnification obligations to JTI under the 1999 Purchase Agreement, RJR and RJRT disagree what circumstances described in such claims give rise to any indemnification obligations by RJR and RJRT and the nature and extent of any such obligation. RJR and RJRT have conveyed their position to JTI, and the parties have agreed to resolve their differences at a later date.
133.ITG Indemnity. In the Divestiture, Reynolds American agreed to defend and indemnify, subject to certain conditions and limitations, ITG in connection with claims relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette brands on or before 12 June 2015, as well as in actions filed before 13 June 2023, relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette brands. In the purchase agreement relating to the Divestiture, ITG agreed to defend and indemnify, subject to certain conditions and limitations, Reynolds American and its affiliates in connection with claims relating to the purchase or use of ‘blu’ brand e-cigarettes. ITG also agreed to defend and indemnify, subject to certain conditions and limitations, Reynolds American and its affiliates in actions filed after 12 June 2023, relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette brands after 12 June 2015. ITG has tendered a number of actions to Reynolds American under the terms of this indemnity, and Reynolds American has, subject to a reservation of rights, agreed to defend and indemnify ITG pursuant to the terms of the indemnity. Reynolds American has tendered an action to ITG under the terms of this indemnity, and ITG has, subject to a reservation of rights, agreed to defend and indemnify Reynolds American and its affiliates pursuant to the terms of the indemnity. These claims are substantially similar in nature and extent to claims asserted directly against RJRT in similar actions.
134.Loews Indemnity. In 2008, Loews Corporation (Loews), entered into an agreement with Lorillard Inc., Lorillard Tobacco, and certain of their affiliates, which agreement is referred to as the ‘Separation Agreement’. In the Separation Agreement, Lorillard agreed to indemnify Loews and its officers, directors, employees and agents against all costs and expenses arising out of third-party claims (including, without limitation, attorneys’ fees, interest, penalties and costs of investigation or preparation of defence), judgments, fines, losses, claims, damages, liabilities, taxes, demands, assessments, and amounts paid in settlement based on, arising out of or resulting from, among other things, Loews’ ownership of or the operation of Lorillard and its assets and properties, and its operation or conduct of its businesses at any time prior to or following the separation of Lorillard and Loews (including with respect to any product liability claims). Loews is a defendant in three pending product liability actions, each of which is a putative class action. Pursuant to the Separation Agreement, Lorillard is required to indemnify Loews for the amount of any losses and any legal or other fees with respect to such cases. Following the closing of the Lorillard merger, RJRT assumed Lorillard’s obligations under the Separation Agreement as was required under the Separation Agreement.
135.SFRTI Indemnity. In connection with the 13 January 2016 sale by Reynolds American of the international rights to the Natural American Spirit brand name and associated trademarks, along with SFR Tobacco International GmbH (SFRTI) and other international companies that distributed and marketed the brand outside the United States, to JT International Holding BV (JTI Holding), each of SFNTC, R. J. Reynolds Global Products, Inc., and R. J. Reynolds Tobacco B.V. agreed to indemnify JTI Holding against, among other things, any liabilities, costs, and expenses relating to actions (i) commenced on or before (a) 13 January 2019, to the extent relating to alleged personal injuries, and (b) in all other cases, 13 January 2021; (ii) brought by (a) a governmental authority to enforce legislation implementing European Union Directive 2001/37/EC or European Directive 2014/40/EU or (b) consumers or a consumer association; and (iii) arising out of any statement or claim (a) made on or before 13 January 2016, (b) by any company sold to JTI Holding in the transaction, (c) concerning Natural American Spirit brand products consumed or intended to be consumed outside of the United States and (d) that the Natural American Spirit brand product is natural, organic, or additive-free. These claims settled for a total of US$4,653,009 (approximately £3,868,159) in taxes and interest.
136.Indemnification of Distributors and Retailers. RJRT, Lorillard Tobacco, SFNTC, American Snuff Co. and RJR Vapor have entered into agreements to indemnify certain distributors and retailers from liability and related defence costs arising out of the sale or distribution of their products. Additionally, SFNTC has entered into an agreement to indemnify a supplier from liability and related defence costs arising out of the sale or use of SFNTC’s products. The cost has been, and is expected to be, insignificant. RJRT, SFNTC, American Snuff Co. and RJR Vapor believe that the indemnified claims are substantially similar in nature and extent to the claims that they are already exposed to by virtue of their having manufactured those products.
137.Except as otherwise noted above, Reynolds American is not able to estimate the maximum potential of future payments, if any, related to these indemnification obligations.
138.Competition Investigations. There are instances where Group companies are cooperating with relevant national competition authorities in relation to ongoing competition law investigations and/or engaged in legal proceedings at the appellate level, including (amongst others) in the Netherlands and Nigeria. In the previously disclosed investigation by the Nigerian Federal Competition and Consumer Protection Commission into alleged violations of the Nigerian Competition and Consumer Protection Act and National Tobacco Control Act, a consent order was entered into between the FCCPC and British American Tobacco (Holdings) Limited, British American Tobacco (Nigeria) Limited and British American Tobacco Marketing (Nigeria) Limited in December 2022 terminating the investigation and associated proceedings, replacing the previous Final Order. A penalty equivalent to US$110 million will be paid in Naira in instalments, among other measures.
Tax disputes
The Group has exposures in respect of the payment or recovery of a number of taxes. The Group is and has been subject to a number of tax audits covering, amongst others, excise tax, value added taxes, sales taxes, corporate taxes, withholding taxes and payroll taxes.
The estimated costs of known tax obligations have been provided in these accounts in accordance with the Group’s accounting policies. In some countries, tax law requires that full or part payment of disputed tax assessments be made pending resolution of the dispute. To the extent that such payments exceed the estimated obligation, they would not be recognised as an expense. While the amounts that may be payable or receivable in relation to tax disputes could be material to the results or cash flows of the Group in the period in which they are recognised, the Board does not expect these amounts to have a material effect on the Group’s financial condition.
The following matters are in or may proceed to litigation:
Corporate taxes
Brazil
Profits of overseas subsidiaries. The Brazilian Federal Tax Authority has filed claims against Souza Cruz seeking to reassess the profits of overseas subsidiaries to corporate income tax and social contribution tax. The reassessments are for the years 2004 until and including 2012 for a total amount of BRL1,919 million (£302 million) to cover tax, interest and penalties.
Souza Cruz appealed all reassessments. Regarding the first assessments (2004-2006), Souza Cruz’s appeals were rejected by the ultimate Administrative Court after which Souza Cruz filed two lawsuits with the Judicial Court to appeal the reassessments. The judgment in respect of the reassessment of corporate income tax has been decided in favour of Souza Cruz by the first level of the Judicial Court and Souza Cruz is waiting to see whether the Brazilian Tax Authorities will appeal the judgment. The lawsuit appealing the social contribution tax is pending judgment in the first level of the Judicial Court. The appeal against the second assessments (2007 and 2008) was upheld at the second tier tribunal and was closed. In 2015, a further reassessment for the same period (2007 and 2008) was raised after the five-year statute of limitation which has been appealed against. Souza Cruz received further reassessments in 2014 for the 2009 calendar year and in 2015 an assessment for the 2010 calendar year. Souza Cruz appealed both the reassessments in full. In December 2016, assessments were received for the calendar years 2011 and 2012 which have also been appealed.
Rio de Janeiro VAT Incentives. The Brazilian Federal Tax authority has challenged the treatment of Rio de Janeiro VAT incentives. In October 2021, in respect of the 2016-2021 calendar years, the authorities position was upheld at the lower Judicial Court. Souza Cruz has appealed in full against the Judgment. The maximum exposure from 2016 is BRL 833 million (£131 million) including potential interest and penalties.
Netherlands
The Dutch tax authority has issued a number of assessments on various issues across the years 2003-2016 in relation to various intra-group transactions. The assessments amount to an aggregate net potential liability across these periods of £1,221 million covering tax, interest and penalties. The Group has appealed against the assessments in full. The case is being dealt with in two separate trials. The first trial deals with assessments for periods from 2008-2013 (with an aggregate potential net liability of £285 million). A separate trial will cover the periods from 2014-2016 (with an aggregate potential net liability of £936 million). In relation to the periods from 2008-2013 at an initial trial, the District Court of North Holland issued judgments on 17 October 2022, resulting in findings against the Group on a number of issues. All these judgments have been appealed to the High Court.
The Group believes that its companies have meritorious defences in law and fact in each of the above matters and intends to pursue each dispute through the judicial system as necessary. The Group does not consider it appropriate to make provision for these amounts nor for any potential further amounts which may be assessed in relation to these matters in subsequent years.
Indirect and other taxes
Bangladesh
In 2017, the National Board of Revenue (NBR) passed a discriminatory special order fixing BDT 27 for local brands and BDT 35 for foreign brand cigarettes. After NBR passed the special order, it was highlighted to the Government that it was against the principles of foreign direct investment and against WTO practice. Subsequently, the Finance Minister directed that no action should be taken in this regard until the different issues raised were finalised. Later in 2018, the special order itself was repealed. AKTC (a local Bangladeshi tobacco manufacturer) filed a case against NBR to get a direction from the Court to implement the special order and reserve low segment for local industries. The judgment in the AKTC case was passed by the High Court Division verbally on 21 September 2020. The judgment revived the discriminatory regime of VAT and Supplementary Duty (SD) between local and international/imported brands for the fiscal year 2017 - 2018. In light of the judgment, the Large Taxpayers’ Unit (LTU) of National Board of

Revenue by a notice asked BATB to show cause as to why BATB believed it should not be liable to pay £210 million as unpaid VAT and SD. Challenging the judgment, BATB filed and moved an appeal (known as the Civil Miscellaneous Petition for Leave to Appeal) before the Appellate Division of the Supreme Court of Bangladesh and the judgment was subsequently stayed.
On 20 December 2020, BATB filed a Civil Petition for Leave to Appeal as directed by the Appellate Division Judge in Chamber. The judgment passed by the High Court Division will continue to remain stayed while the appeal remains pending at the Appellate Division of the Supreme Court of Bangladesh. It is anticipated that the appeals admission hearing date may be fixed for February or March 2023.

Egypt
Until 28 September 2022 and 4 December 2022, respectively, British American Tobacco Egypt LLC (BAT Egypt) was subject to two civil cases concerning the imposition of sales tax on low-price category brands brought by the Egyptian tax authority for £88 million, one case pertaining to the period May 2008 to February 2009, and the second case pertaining to the period March 2009 to June 2010. Court-appointed experts filed reports in both cases. Management believes the tax claims are unfounded and challenged both claims. In May 2021, a judgment was issued in the second of the two cases which acquitted BAT Egypt from all amounts related only to the period from March 2009 to October 2009. An appeal was submitted to the Supreme Administrative Court to extend the acquittal to the rest of the disputed period. A judgment in the first claim was not issued.
In June 2022, following the business decision to exit the Egyptian market, BAT Egypt entered into an arrangement with the Tax Authority to fully and finally settle the outstanding claims and take advantage of a tax amnesty scheme introduced into the market which provided for a 65% reduction on the penalties claimed in the event payment of the principal was made in full, which amounts to EGP 1.183 billion (£50 million). Following this agreement with the Tax Authority, applications were made to the court to abandon the pending court cases, and the proceedings are now formally closed since 28 September 2022 and 4 December 2022, respectively.
South Korea
In 2016, the Board of Audit and Inspection of Korea (BAI) concluded its tax assessment in relation to the 2014 year-end tobacco inventory, and imposed additional national excise, local excise, VAT taxes and penalties. This resulted in the recognition of a KRW80.7 billion (approximately £50 million) charge by Group subsidiaries, Rothmans Far East B.V. Korea Branch Office and BAT Korea Manufacturing Ltd. Management deems the tax and penalties to be unfounded and has appealed to the tax tribunal against the assessment. On grounds of materiality and the likelihood of the tax and penalties being reversed in future, the Group classified the tax and penalties charge as an adjusting item in 2016.
On 23 August 2019, the trial court ruled in favour of Rothmans Far East B.V. Korea Branch Office on KRW6.7 billion (approximately £4 million), the VAT portion of the assessment. The Korean government appealed the ruling on 16 September 2019. On 16 April 2021 the Court of Appeals affirmed the ruling of the Trial Court. The government immediately appealed to the Supreme Court and the Supreme Court also affirmed the ruling of the Appeals Court on 26 August 2021. On 16 September 2021, Rothmans Far East B.V. Korea Branch Office duly received the amount litigated (VAT portion) including statutory interests (note 6). Appeals on the other elements of the assessment are still pending at Appeals Court.
Commitments in relation to service contracts, non-capitalised leases
The total future minimum payments under non-cancellable service contracts based on when payments fall due:

	2022 £m	2021 £m
Service contracts
Within one year	45	41
Between one and five years	66	81
Beyond five years	—	5
	111	127
Financial commitments arising from short-term leases and leases of low-value assets that are not capitalised under IFRS 16 Leases are £30 million (2021: £7 million) for property and £50 million (2021: £19 million) for plant, equipment and other assets.

32 Interests in subsidiaries
Subsidiaries with material non-controlling interests
Non-controlling interests principally arise from the Group’s listed investment in Bangladesh (British American Tobacco Bangladesh Company Limited) where the Group held 72.91% in 2022, 2021 and 2020. Summarised financial information for Bangladesh is shown below as required by IFRS 12 Disclosure of interest in other entities. No adjustments have been made to the information below for the elimination of intercompany transactions and balances with the rest of the Group.

Summarised financial information	2022 £m	2021 £m	2020 £m
Revenue	732	640	553
Profit for the year	153	127	101
– Attributable to non-controlling interests	41	34	27
Total comprehensive income	132	127	91
– Attributable to non-controlling interests	36	34	25
Dividends paid and other appropriations made to non-controlling interests	(32)	(28)	(31)
Summary net assets:
Non-current assets	322	303	271
Current assets	253	345	271
Non-current liabilities	78	70	58
Current liabilities	166	262	190
Total equity at the end of the year	331	316	294
– Attributable to non-controlling interests	90	86	80
Net cash generated from operating activities	164	52	137
Net cash used in investing activities	(46)	(26)	(11)
Net cash used in financing activities	(147)	(55)	(111)
Differences on exchange	4	—	(1)
(Decrease)/increase in net cash and cash equivalents	(25)	(29)	14
Net cash and cash equivalents at 1 January	1	30	16
Net cash and cash equivalents at 31 December	(24)	1	30
Subsidiaries subject to restrictions:
As a result of the Group’s Canadian subsidiary, Imperial Tobacco Canada (ITCAN), entering CCAA protection, the assets of ITCAN are subject to restrictions. The table below summarises the assets and liabilities of ITCAN:

Summarised financial information	2022 £m	2021 £m
Non-current assets	2,554	2,403
Current assets	2,193	1,630
Non-current liabilities	(114)	(109)
Current liabilities	(526)	(479)
	4,107	3,445
Under the terms of CCAA, the court has appointed FTI Consulting Canada Inc. to act as a monitor. This monitor has no operational input and is not involved in the management of the business. The Group considers that ITCAN continues to meet the requirements of IFRS 10 Consolidated Financial Statements, and, until such requirements are not met, the Group will continue to consolidate the results of ITCAN.
Whilst the Group continues to control the operations of its Canadian subsidiary, there are restrictions over the ability to access or use certain assets including the ability to remit dividends. Included in non-current assets for 2022 and 2021 is goodwill of £2.5 billion subject to impairment reviews (note 12). Included in current liabilities are trade and other payables of £391 million (2021: £341 million), the majority of which are amounts payable in respect of duties and excise. A breakdown of current assets has been provided below.

	2022 £m	2021 £m
Cash and cash equivalents*	1,569	1,114
Inventory	182	126
Investments held at fair value	396	351
Other	46	39
	2,193	1,630
Note:
*    Cash and cash equivalents above include £1,411 million (2021: £1,024 million) of restricted cash and cash equivalents. The Group defines restricted cash and cash equivalents as where there are significant restrictions on its ability to access or use the assets and settle the liabilities of the Group, but excludes cash and cash equivalents where there are also outstanding local currency borrowings or where there is an outstanding excise liability. In addition, dividends payable would also be excluded from restricted cash and cash equivalents if the dividend has been approved by the necessary regulatory channels.

Refer to note 31 for information on the Quebec Class Actions.
Other shareholdings
At 31 December 2022, the Group holds almost 100% (2021: 99%; 2020: 92%) of the equity shares of PT Bentoel Internasional Investama Tbk (Bentoel). Between 2011 and 2021, the Group was party to a total return swap on approximately 7% of Bentoel’s issued capital. While the Group did not have legal ownership of these shares in this period, it retained the risks and rewards associated with them which resulted in the Group continuing to recognise an effective interest in 99% of Bentoel’s net assets and results. In 2021, the Group terminated the total return swap as part of its intention to delist from the Indonesia Stock Exchange and go private by conducting a Voluntary Tender Offer (VTO), as a result of which the Group acquired 0.2% additional shares at a cost of £4 million. Shares from over one thousand individual shareholders who could not be contacted are in the process of being transferred to a courts-approved Public Trustee. When this is complete, approvals will be sought from the relevant authorities to delist the company.

33 Summarised financial information
The following summarised financial information is required by the rules of the Securities and Exchange Commission and has been prepared as a requirement of the Regulation S-X 3-10 in respect of the guarantees of:
–US$11.00 billion of outstanding bonds issued by B.A.T Capital Corporation (BATCAP) in connection with the acquisition of Reynolds American Inc. (Reynolds American), including registered bonds issued in exchange for the initially issued bonds (the 2017 Bonds);
–US$12.15 billion of outstanding bonds issued by BATCAP pursuant to the Shelf Registration Statement on Form F-3 filed on July 17, 2019, and US$0.6 billion of outstanding bonds issued by BATCAP pursuant to the Shelf Registration Statement on Form F-3 filed on July 1, 2022 pursuant to which BATCAP or BATIF may issue an indefinite amount of debt securities; and
–US$2.50 billion of outstanding bonds issued by BATIF pursuant to the Shelf Registration Statement on Form F-3 filed on July 17, 2019, pursuant to which BATCAP or BATIF may issue an indefinite amount of debt securities.
As of July 28, 2020, all relevant Group entities suspended their reporting obligations with respect to the US$7.7 billion (2022: US$7.7 billion) of Reynolds American unsecured notes and US$40.9 million (2022: US$40.9 million) of Lorillard unsecured notes. As such, no summarised financial information is provided with respect to these securities.
As described below, Reynolds American is a subsidiary guarantor of all outstanding series of BATCAP and BATIF bonds. Under the terms of the indentures governing such notes, any subsidiary guarantor (including Reynolds American) other than BATCAP or BATIF, as applicable, BATNF and BATHTN, will automatically and unconditionally be released from all obligations under its guarantee, and such guarantee shall thereupon terminate and be discharged and of no further force or effect, in the event that (1) its guarantee of all then outstanding notes issued under the Group’s EMTN Programme is released or (2) at substantially the same time its guarantee of the debt securities is terminated, such subsidiary guarantor is released from all obligations in respect of indebtedness for borrowed money for which such subsidiary guarantor is an obligor (as a guarantor or borrower). Under the EMTN Programme, Reynolds American’s guarantee is released if at any time the aggregate amount of indebtedness for borrowed money, subject to certain exceptions, for which Reynolds American is an obligor does not exceed 10% of the outstanding long-term debt of BAT as reflected in the balance sheet included in BAT’s most recent publicly released interim or annual consolidated financial statements.
Reynolds American’s guarantee may be released notwithstanding Reynolds American guaranteeing other indebtedness, provided Reynolds American’s guarantee of outstanding notes issued under the EMTN Programme is released. If Reynolds American’s guarantee is released, BAT is not required to replace such guarantee, and the debt securities will have the benefit of fewer subsidiary guarantees for the remaining maturity of the debt securities.
Note: The following summarised financial information report the unconsolidated contribution of each applicable company to the Group’s consolidated results and not the separate financial statements for each applicable company as local financial statements are prepared in accordance with local legislative requirements and may differ from the financial information provided below. In particular, in respect of the U.S. region, all financial statements and financial information provided by or with respect to the U.S. business or RAI (and/or RAI and its subsidiaries (collectively, the Reynolds Group)) are prepared on the basis of US GAAP and constitute the primary financial statements or financial information of the U.S. business or RAI (and/or the Reynolds Group). Solely for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to IFRS. To the extent any such financial information provided in these financial statements relates to the U.S. business or RAI (and/or the Reynolds Group), it is provided as an explanation of the U.S. business’s or RAI’s (and/or the Reynolds Group’s) primary US GAAP based financial statements and information.
The subsidiaries disclosed below are wholly-owned and the guarantees provided are full and unconditional, and joint and several:
a.British American Tobacco p.l.c. (as the parent guarantor), referred to as ‘BAT p.l.c.’ in the financials below;
b.B.A.T Capital Corporation (as an issuer or a subsidiary guarantor, as the case may be), referred to as ‘BATCAP’ in the financials below;
c.B.A.T. International Finance p.l.c. (as an issuer or a subsidiary guarantor, as the case may be), referred to as ‘BATIF’ in the financials below;
d.B.A.T. Netherlands Finance B.V. (as a subsidiary guarantor), referred to as ‘BATNF’ in the financials below;
e.Reynolds American Inc. (as a subsidiary guarantor), referred to as ‘RAI’ in the financials below; and
f.British American Tobacco Holdings (The Netherlands) B.V. (as a subsidiary guarantor of the 2017 Bonds only), referred to as ‘BATHTN’ in the financials below.

In accordance with Regulation S-X 13-01, information in respect of investments in subsidiaries that are not issuers or guarantors has been excluded from non-current assets as shown in the balance sheet table below. The ‘BATHTN’ column in the summarised financial information is only applicable in the context of the 2017 Bonds. British American Tobacco Holdings (The Netherlands) B.V. (BATHTN) is not an issuer nor guarantor of any of the other securities referenced in this note. None of the issuers or other guarantors has material balances with or an investment in BATHTN. Investments in subsidiaries represents share capital acquired in relation to or issued by subsidiary undertakings.

	Summarised Financial Information
Year ended 31 December 2022	BAT p.l.c. £m	BATCAP £m	BATIF £m	BATNF £m	RAI £m	BATHTN £m
Income Statement
Revenue	—	—	—	—	—	—
(Loss)/profit from operations	(115)	(1)	(2)	—	5	1
Dividend income	7,515	—	—	—	4,835	148
Net finance income/(costs)	264	(52)	187	—	(500)	—
Profit/(loss) before taxation	7,664	(53)	185	—	4,340	149
Taxation on ordinary activities	(10)	(9)	(21)	—	110	—
Profit/(loss) for the year	7,654	(62)	164	—	4,450	149
Intercompany Transactions – Income Statement
Transactions with non-issuer/non-guarantor subsidiaries (expense)/income	(116)	(1)	(2)	—	47	—
Transactions with non-issuer/non-guarantor subsidiaries net finance (cost)/income	52	815	732	—	25	—
Dividend income from non-issuer/non-guarantor subsidiaries	7,515	—	—	—	4,835	148

	Summarised Financial Information
Year ended 31 December 2021	BAT p.l.c. £m	BATCAP £m	BATIF £m	BATNF £m	RAI £m	BATHTN £m
Income Statement
Revenue	—	—	—	—	—	—
(Loss)/profit from operations	(111)	(1)	(2)	—	3	—
Dividend income	6,200	—	—	—	4,827	164
Net finance income/(costs)	170	(43)	63	1	(421)	—
Profit/(loss) before taxation	6,259	(44)	61	1	4,409	164
Taxation on ordinary activities	5	19	1	—	97	—
Profit/(loss) for the year	6,264	(25)	62	1	4,506	164
Intercompany Transactions – Income Statement
Transactions with non-issuer/non-guarantor subsidiaries (expense)/income	(111)	(1)	(2)	—	36	—
Transactions with non-issuer/non-guarantor subsidiaries net finance (cost)/income	(2)	709	370	—	28	—
Dividend income from non-issuer/non-guarantor subsidiaries	6,200	—	—	—	4,827	164

	Summarised Financial Information
As at 31 December 2022	BAT p.l.c. £m	BATCAP £m	BATIF £m	BATNF £m	RAI £m	BATHTN £m
Balance Sheet
Non-current assets	1,917	20,962	2,480	1,500	405	45
Current assets	9,166	7,947	42,748	22	1,135	8
Non-current liabilities	1,580	20,018	14,058	1,500	10,094	12
Non-current borrowings	1,572	19,762	13,510	1,500	10,033	—
Other non-current liabilities	8	256	548	—	61	12
Current liabilities	55	8,749	29,379	21	1,011	1
Current borrowings	23	8,657	28,525	21	568	1
Other current liabilities	32	92	854	—	443	—
Intercompany Transactions – Balance Sheet
Amounts due from non-issuer/non-guarantor subsidiaries	9,117	17,003	42,752	—	700	8
Amounts due to non-issuer/non-guarantor subsidiaries	5	3,890	22,702	—	34	1
Investment in subsidiaries (that are not issuers or guarantors)	27,234	—	718	—	26,690	1,573

	Summarised Financial Information
As at 31 December 2021	BAT p.l.c. £m	BATCAP £m	BATIF £m	BATNF £m	RAI £m	BATHTN £m
Balance Sheet
Non-current assets	1,916	18,192	4,986	1,417	357	75
Current assets	8,443	3,583	35,772	21	1,033	19
Non-current liabilities	9	17,024	13,667	1,417	8,778	19
Non-current borrowings	—	16,965	13,560	1,417	8,719	—
Other non-current liabilities	9	59	107	—	59	19
Current liabilities	1,607	4,633	25,451	20	882	10
Current borrowings	1,580	4,602	25,081	20	263	10
Other current liabilities	27	31	370	—	619	—
Intercompany Transactions - Balance Sheet
Amounts due from non-issuer/non-guarantor subsidiaries	8,405	14,999	38,539	—	1,360	19
Amounts due to non-issuer/non-guarantor subsidiaries	—	3,006	20,422	—	48	9
Investment in subsidiaries (that are not issuers or guarantors)	27,234	—	718	—	23,643	1,488
Perpetual hybrid bonds
BAT p.l.c. has issued two €1 billion of perpetual hybrid bonds which have been classified as equity as there is no contractual obligation to either repay the principal or make payments of interest (note 22(d)).
BAT p.l.c.’s unconsolidated contribution to the Group’s consolidated equity results is shown below:
BAT p.l.c.

As at 31 December	2022 £m	2021 £m
Total equity	36,682	35,977
Share capital	614	614
Share premium	113	107
Perpetual hybrid bonds	1,685	1,685
Other equity	34,270	33,571